Form 10KSB40, Exhibit 13
period 1995-12-31
COLONIAL COMMERCIAL CORP
filed 1996-03-29
CIK 21828

                        INSIDE FRONT COVER









Contents                                           Page
--------                                           ----

Chairman's Letter                                    1

About the Company                                    2

Market Price of the Company's Stock                  3

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                                      4

Independent Auditors' Report                         6

Consolidated Financial Statements                    7

To Our Shareholders:

The year 1995 was a year of progress for Colonial Commercial Corp. Colonial reported net income of $875,000 in 1995, compared to net income of $293,000 in 1994.

On May 19, 1995, Colonial purchased the capital stock of Atlantic Hardware and Supply Corporation. Atlantic's primary business is the distribution of door hardware and doors and frames used in new building construction, buildings being rehabilitated, interior tenant buildouts, and building maintenance. Atlantic serves the contract hardware market on a wide range of commercial, residential, and institutional construction projects, such as office buildings, hospitals, schools, hotels and high-rise apartment buildings. A 50-year old Company, Atlantic is headquartered in New York City and has operating branches in New Jersey, Pennsylvania, Georgia, Illinois and Long Island, New York.

Since acquisition, Atlantic contributed revenues of $13,653,000 and $554,000 of net income to Colonial's consolidated income. Because of record backlogs, we anticipate increased earnings in 1996 from Atlantic. We will endeavor to grow Atlantic intelligently, internally and by acquisition.

Sales proceeds from land held for sale located in Utah was $800,000 in 1995, compared to $2,282,000 in 1994 and gain on land sales was $745,000 in 1995 compared to $930,000 in 1994. Colonial remains with a 50% joint venture interest in three parcels of land in Salt Lake County, Utah, of which one parcel has been optioned to a developer. It is anticipated that the option will be exercised by December 1996 resulting in a gain of about $300,000. The remaining parcels are carried on Colonial's books at less than their realizable value.

Colonial's investment in Monroc, Inc., a concrete products company with facilities in Utah, Idaho and Wyoming in which Colonial has had an equity interest since 1977, has had recent appreciation. Monroc's 1995 profit was in excess of $2,00,000 before noncash ESOP entries. A private fund invested in excess of $9,000,000 in the common stock of Monroc on December 28, 1995 for 37% of total shareholders' equity, bringing Monroc's total shareholders' equity to almost $20 million at the end of 1995. Further appreciation of our investment is anticipated in the future due to these events.

Colonial has received a cash return from Monroc through 1995 of $16 million since Colonial's original investment of $4 million in 1977. Colonial's cash return should increase from remaining land sales, payment of Monroc's debt to Colonial and the future sale of our 378,000 share holdings of the common stock of Monroc.

Colonial's equity base and debt-to-equity ratio continue to augur well for future growth. We continue to seek acquisitions of companies that generate a recurring stream of income, as well as other strategic investments. If we can complete acquisitions, such as Atlantic, at favorable costs, and repeat our success in Monroc by taking minority interests in smaller entities, we may be able to obtain an above average return on investment, which may enhance Colonial share prices.

Because of Atlantic's backlog and anticipated Utah land sales, Colonial should be profitable again in 1996. We will try to increase profits by sensible investments or acquisitions. We feel our cash position, borrowing capacity, equity base and tax loss carryforwards will be of help in obtaining our objectives.

                                        Sincerely,


                                       /s/ Bernard Korn
April 9, 1996                          Bernard Korn
                                        Chairman

About the Company

     Colonial Commercial Corp. ("Colonial" or the "Company") was founded in 1965 and was involved in various facets of the financial services industry until 1992. Colonial was engaged in the collection and realization of consumer accounts receivable portfolios and other assets purchased for its own account, and intermittently provided consumer accounts receivable services for other companies. In early 1993, Colonial began evaluating private companies outside of the financial services industry for the purpose of acquisition or merger.

     In May 1995, Colonial purchased 100% of the capital stock of Atlantic Hardware and Supply Corporation ("Atlantic") for approximately $3.8 million in cash. Atlantic distributes door hardware, doors and frames used in new building construction, buildings being rehabilitated, interior tenant buildouts and building maintenance. Atlantic serves the contract hardware market on a wide range of the commercial, residential and institutional construction projects, such as office buildings, hospitals, schools, hotels and high-rise apartment buildings. A 50-year old company, Atlantic is headquartered in New York City and has operating branches in New Jersey, Pennsylvania, Georgia, Illinois and Long Island, New York.

     Colonial presently owns 8.5% of Monroc, Inc., a concrete product company with operations in Utah, Idaho and Wyoming. The shareholders' equity of Monroc, Inc. has grown recently as a result of earnings and issuance of its common stock. Monroc, Inc.'s common stock is traded on the NASDAQ National Market. Colonial considers its holdings in Monroc, Inc. to be available for sale, and will consider a sale, if funds are required for new acquisition opportunities.

     Colonial has holdings in several parcels of land held for sale located in Salt Lake County, Utah.

     Colonial continues to seek strategic acquisitions and investments in order to maximize shareholders' equity.

Market Price of Company's Common Stock, Convertible Preferred Stock and Related Security Holder Matters

(a) Price Range of Common Stock and Preferred Stock

    The Company's Common Stock and Convertible Preferred Stock are traded in the over-the-counter market on the NASDAQ automated quotation system. The following table sets forth the quarterly high and low bid prices during 1995 and 1994 as reported by the National Association of Securities Dealers, Inc. monthly statistical reports. The quotations set forth below represent inter-dealer quotations which exclude retail markups, markdowns and commissions and do not necessarily reflect actual transactions.


                                             Convertible Preferred
                            Common Stock              Stock
                            High     Low        High         Low
                            ----     ---        ----         ---

1995
First Quarter                11/32   1/4       11/32        1/4
Second Quarter                7/16   1/4        7/16        1/4
Third Quarter                 3/8    1/4       11/32        9/32
Fourth Quarter               11/32   5/16      11/32        5/16

1994
First Quarter                13/16   5/16        3/4         5/16
Second Quarter                7/8    9/32       13/16        5/16
Third Quarter                13/32   9/32       13/32       11/32
Fourth Quarter                7/16  11/32        7/16        5/16


(b) Approximate Number of Common and Convertible Preferred Stockholders


                                 Approximate Number of Record Holders
Title of Class                           (as of March 15, 1996)
--------------                           ----------------------
Common Stock
par value $.01 per share                           1,239

Convertible Preferred Stock
par value $.01 per share                           7,973


(c)  Dividends

   The Company does not contemplate Common Stock dividend payments in the near future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations 1995-1994

The Company reported net income of $875,259 for the year 1995, compared to net income of $293,115 for the year 1994. The 1995 income consisted of net income of $553,550 from Atlantic, since its acquisition date of May 19, 1995, plus net income of $321,709 from parent company operations. Proceeds from the sale of land was $800,000 and the gain on sale was $744,936 for the year 1995, compared to proceeds of $2,282,185 and a gain of $930,145 for the year 1994. The Company expects additional cash flow and revenues from land sales in 1996.

Total revenues increased to $13,957,286 in the year 1995 from $297,561 in the 1994 year, principally attributable to Atlantic's sales of $13,653,247. Atlantic's sales backlog increased $1,980,000 to $11,480,000 since the May 19, 1995 acquisition date. Atlantic anticipates that approximately 95% of its year-end backlog will be shipped during the 1996 year.

Total cost of sales increased $10,039,756 entirely due to the acquisition of Atlantic. General and administrative expense increased $2,707,613 and interest expense increased $177,729 principally due to the acquisition of Atlantic. The parent company continues to seek the acquisition of, or merger with, privately held companies, which businesses generate a recurring stream of income, and continues to offer consulting and advisory services to other financial institutions. Reported earnings in the near term will be affected by the timing and the size of any new acquisitions, the timing of additional land sales and the operating results of Atlantic.

The Company has provided for income taxes primarily as a result of State income taxes associated with income from Atlantic

Results of Operations 1994-1993

The Company reported net income of $293,000 for the year 1994 compared to a loss of $448,000 in 1993. Proceeds from the sales of land held for sale were $2,282,000 in 1994 compared to $971,000 in 1993 and the gain on sale was $930,00 in 1994 compared to $179,000 in 1993.

Total revenues decreased approximately $431,000 principally because of decreased portfolio servicing income and consulting fees. Total expenses decreased approximately $488,000 principally due to continued reduction of personnel and administrative expenses in accordance with the company's decision to contract is operations starting early in 1993.

Impact of Changing Prices

The Company was not materially affected by changing prices in 1995.

Capital Resources

As of December 31, 1995, the Company had $1,856,000 in cash and cash equivalents compared to $3,405,000 in cash and cash equivalents at December 31, 1994. $1.8 million of Company cash was used to repay indebtedness incurred in the $3.8 million purchase of Atlantic.

The Company believes that its cash and cash equivalents are adequate for its present operations and that credit is available should it be required. The Company's resources consist primarily of cash, investment in Atlantic and Monroc, notes receivable and land held for sale. The Company believes the carrying value of its land held for sale is less than its market value.

Recent Accounting Pronouncements

In October of 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, "Accounting for Stock-Based Compensation", which must be adopted by the Company in 1996. The Company has elected not to implement the fair value based accounting method for employee stock options, but has elected to disclose, commencing in 1996,the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in Statement No. 123.

FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", must be adopted by the Company in 1996. Statement No. 121 requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes that the implementation of Statement No. 121 will not have a material impact on the Company's financial position or results of operations.

                          Independent Auditors' Report
                          ----------------------------


           The Board of Directors and Stockholders
           Colonial Commercial Corp.:


           We have audited the accompanying consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Commercial Corp. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.







                                          /S/ KPMG PEAT MARWICK LLP

           MARWICK LLP


           March 26, 1996




                                 COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                                       Consolidated Balance Sheets

                                       December 31, 1995 and 1994


                                Assets                                     1995         1994
                                ------                                     ----         ----
Current assets:
   Cash and cash equivalents                                          $  1,856,008       805,262
   Certificates of deposit, at cost                                              -     2,600,000
   Accounts receivable, net of allowance for doubtful
     accounts of $137,650                                                6,815,401             -
   Inventory                                                             1,301,455             -
   Notes receivable - current portion                                      659,500       129,036
   Prepaid expenses and other assets                                       156,360       122,376
                                                                        ----------    ----------
            Total current assets                                        10,788,724     3,656,674

Notes receivable, excluding current portion                              1,271,750     1,553,750
Investment in Monroc, Inc.                                               2,032,132     1,650,000
Property and equipment, net                                                109,300         6,519
Land held for sale                                                         407,377       472,329
                                                                        ----------    ----------

                                                                      $ 14,609,283     7,339,272
                                                                        ==========    ==========

         Liabilities and Stockholders' Equity
         ------------------------------------

Current liabilities:
   Accounts payable                                                      2,565,016             -
   Accrued liabilities                                                     930,013       445,488
   Income taxes payable                                                    206,356             -
   Borrowings under line of credit                                       2,209,815             -
   Notes payable - current portion                                         494,211       519,341
                                                                        ----------    ----------
            Total current liabilities                                    6,405,411       964,829

Notes payable, excluding current portion                                   916,444     1,410,655
Excess of acquired net assets over cost                                  1,066,249             -
                                                                        ----------    ----------
            Total liabilities                                            8,388,104     2,375,484
                                                                        ----------    ----------

Stockholders' equity:
   Convertible preferred stock, $.01 par value, liquidation
     preference of $8,719,171 and $8,834,842 at December 31,
     1995 and 1994, respectively, 12,344,300 shares authorized,
     8,719,171 and 8,834,842 shares issued and outstanding
     at December 31, 1995 and 1994, respectively                            87,192        88,348
   Common stock, $.01 par value, 40,000,000 shares authorized,
     6,767,214 and 6,651,543 shares issued and outstanding at
     December 31, 1995 and 1994, respectively                               67,672        66,516
   Additional paid-in capital                                            9,023,669     9,023,669
   Unrealized gain on investment security                                  382,132             -
   Accumulated deficit                                                  (3,339,486)   (4,214,745)
                                                                        ----------    ----------

            Total stockholders' equity                                   6,221,179     4,963,788
                                                                        ----------    ----------

Commitments and contingencies
                                                                      $ 14,609,283     7,339,272
                                                                        ==========    ==========


See accompanying notes to consolidated financial statements.





                            COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                              Consolidated Statements of Operations

                           Years ended December 31, 1995, 1994 and 1993




                                                             1995         1994       1993
                                                             ----         ----       ----

Revenues:
   Sales                                                $ 13,653,247           -           -
   Interest                                                  271,866     284,646     327,660
   Other                                                      32,173      12,915     400,808
                                                          ----------  ----------  ----------

               Total revenues                             13,957,286     297,561     728,468
                                                          ----------  ----------  ----------

Expenses:
   Cost of sales                                          10,039,756           -           -
   Selling, general and administrative, net                3,505,205     916,167   1,351,097
                                                          ----------  ----------  ----------

               Total expenses                             13,544,961     916,167   1,351,097
                                                          ----------  ----------  ----------

               Operating income (loss)                       412,325    (618,606)   (622,629)

Other:
   Gain on land sales                                        744,936     930,145     178,864
   Interest                                                 (177,729)          -      (4,256)
   Writedown of investment in CRF Funding                          -     (18,424)          -
                                                          ----------  ----------  ----------

               Income (loss) before income taxes             979,532     293,115    (448,021)

Income taxes                                                 104,273           -           -
                                                          ----------  ----------  ----------

               Net income (loss)                        $    875,259     293,115    (448,021)
                                                          ==========  ==========  ==========

Net income (loss) per common and preferred share        $        .06         .02        (.03)
                                                          ==========  ==========  ==========

Common and preferred shares outstanding                   15,486,385  15,486,385  15,486,385
                                                          ==========  ==========  ==========


See accompanying notes to consolidated financial statements.





                                      COLONIAL COMMERCIAL CORP.
                                          AND SUBSIDIARIES

                         Consolidated Statements of Stockholders' Equity

                         Years ended December 31, 1995, 1994 and 1993




                                                                     Net un-
                                   Con-                              realized                  Total
                                  vertible             Additional    gain on       Accu-      stock-
                                 preferred   Common     paid-in    investment     mulated    holders'
                                   stock      stock     capital      security     deficit     equity
                                   -----      -----     -------      --------     -------     ------

Balances at December 31, 1992    $ 91,150     63,714   9,023,669           -   (4,059,839)  5,118,694

Conversion of 70,825 shares of
   preferred stock to common
   stock                             (708)       708           -           -            -           -
Net loss                                -          -           -           -     (448,021)   (448,021)
                                  -------    -------     -------     -------   ----------   ---------

Balances at December 31, 1993      90,442     64,422   9,023,669           -   (4,507,860)  4,670,673

Conversion of 209,332 shares of
   preferred stock to common
   stock                           (2,094)     2,094           -           -            -           -
Net income                              -          -           -           -      293,115     293,115
                                  -------    -------   ---------     -------   ----------   ---------

Balances at December 31, 1994      88,348     66,516   9,023,669           -   (4,214,745)  4,963,788

Conversion of 115,671 shares of
   preferred stock to common
   stock                           (1,156)     1,156           -           -            -           -
Net income                              -          -           -           -      875,259     875,259
Net unrealized gain on investment
   security                             -          -           -     382,132            -     382,132
                                   ------     ------   ---------     -------   ----------   ---------

Balances at December 31, 1995    $ 87,192     67,672   9,023,669     382,132   (3,339,486)  6,221,179
                                   ======     ======   =========     =======   ==========   =========


See accompanying notes to consolidated financial statements.






                                           COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                                              Consolidated Statements of Cash Flows

                                           Years ended December 31, 1995, 1994 and 1993

                                                                               1995          1994        1993
                                                                               ----          ----        ----
Reconciliation of net income (loss) to net
  cash provided by (used in) operating activities:
     Net income (loss)                                                      $  875,259       293,115   (448,021)
     Adjustments to reconcile net income (loss) to
       cash provided by (used in) operating activities,
       net of effects from the purchase of Atlantic
       Hardware & Supply Corporation:
         Deferred tax benefit                                                 (206,356)            -          -
         Loss (gain) on disposal of fixed assets                               (11,201)            -      6,890
         Gain on sale of land                                                 (744,936)     (930,145)  (178,864)
         Provision for allowance for doubtful accounts                         137,650             -          -
         Recovery of credit losses                                                   -             -    (53,214)
         Write-off of investment in CRF Funding                                      -        18,424          -
         Depreciation                                                           34,099         2,693     24,545
         Amortization of excess of acquired net assets over
            cost                                                               (63,035)            -          -
         Amortization of imputed interest                                            -             -    (66,775)
         Changes in assets and liabilities:
            Accounts receivable                                             (1,292,750)            -          -
            Inventory                                                          474,394             -          -
            Prepaid expenses and other assets                                   16,399        56,282    196,683
            Accounts payable                                                   588,590        55,536    (29,171)
            Accrued liabilities                                                 57,610             -          -
            Income taxes payable                                               206,356             -          -
            Other                                                                9,888             -          -
                                                                            ----------    ----------  ---------
               Net cash provided by (used in)
                     operating activities                                       81,967      (504,095)  (547,927)
                                                                            ----------    ----------  ---------

Cash flows from investing activities:
   Payment for purchase of Atlantic Hardware and
     Supply Corporation, net of cash acquired                               (3,788,395)            -          -
   Proceeds from (purchase of) investment securities                         2,600,000    (1,220,442)  (351,156)
   Proceeds from sale of land                                                  422,500     2,282,185    971,021
   Payments received on notes receivable                                       129,036       109,036     72,913
   Deed of trust received on land sale                                               -       146,481   (146,481)
   Additions to property and equipment                                         (34,836)            -          -
                                                                            ----------    ----------  ---------
               Net cash provided by (used in)
                   investing activities                                       (671,695)    1,317,260    546,297
                                                                            ----------    ----------  ---------

Cash flows from financing activities:
   Payments on notes payable                                                  (519,341)     (548,592)  (574,419)
   Borrowing from short-term bank loan                                       1,800,000             -          -
   Repayment of short-term bank loan                                        (1,800,000)            -          -
   Net borrowing under line of credit                                        2,159,815             -          -
                                                                            ----------    ----------  ---------
               Net cash provided by (used in)
                     financing activities                                    1,640,474      (548,592)  (574,419)
                                                                            ----------    ----------  ---------

Increase (decrease) in cash and cash equivalents                             1,050,746       264,573   (576,049)

Cash and cash equivalents - beginning of period                                805,262       540,689  1,116,738
                                                                            ----------    ----------  ---------

Cash and cash equivalents - end of period                                 $  1,856,008       805,262    540,689
                                                                            ==========    ==========  =========


See accompanying notes to consolidated financial statements.



                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1995, 1994 and 1993



(1) Summary of Significant Accounting Policies and Practices
    --------------------------------------------------------

    (a) Description of Business
        -----------------------

    Colonial Commercial Corp. and subsidiaries (the Company) had been engaged in consumer financing activities, equipment leasing and collections through 1993 and currently holds certain assets for investment purposes. As a result of an acquisition (note 2) the Company is principally a distributor of door hardware, doors and door frames used in new building construction, buildings being rehabilitated, interior tenant buildouts and building maintenance. The Company services the contract hardware market, usually as a material supplier only, on a wide range of commercial, residential and institutional construction projects. The Company's customers are located in the United States, primarily in New York, New Jersey, Georgia, Illinois and Pennsylvania.

    (b) Principles of Consolidation
        ---------------------------

    The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c) Cash Equivalents
        ----------------

    Cash equivalents of $700,000 and $300,000 at December 31, 1995 and
        1994, respectively, consist of certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents.

    (d) Inventory
        ---------

    Inventory is stated at the lower of cost or market and consists solely of finished goods. Cost is determined using the first-in, first-out method.

    (e) Notes Receivable
        ----------------

    Notes receivable are recorded at cost, less the related allowance for impaired notes receivable, if any.

    (f) Investment in Monroc. Inc.
        --------------------------

    The Company adopted the provisions of Statement of Financial
        Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", (Statement 115) at January 1, 1994. The impact of adopting the provisions of Statement 115 was immaterial in 1994. Under Statement 115, the Company classifies its investment in Monroc, Inc., (Monroc) (note_4), as an available-for-sale security. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Dividend income is recognized when earned.

    (g) Property and Equipment
        ----------------------

    Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The useful lives of the assets are estimated to range between three and five years for all asset categories, with the exception of leasehold improvements.
        Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

    (h) Land Held For Sale
        ------------------

    The land held for sale is stated at cost. Impairment, if any, is recognized if the estimated proceeds from future land sales are less than carrying value.

    (i) Income Taxes
        ------------

    Income taxes are accounted for under the asset and liability method.
        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (j) Income (Loss) Per Common and Preferred Share
        --------------------------------------------

    Net income (loss) per common and preferred share is based upon net income (loss) and the number of common and preferred shares outstanding for the period. For purposes of this calculation, the convertible preferred stock has been considered to be outstanding common stock, due to the nature and conversion feature of the preferred stock. The stock options (note 9) have not been included in the calculation because they are either antidilutive or dilute income (loss) per common and preferred share by less than 3%.

    (k) Use of Estimates
        ----------------

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (l) Reclassifications
        -----------------

    Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements in order to conform to the 1995 presentation.

    (2) Business Acquisition
        --------------------

    On May 19, 1995, the Company purchased the capital stock of Atlantic
        Hardware and Supply Corporation (Atlantic) for $3,827,895, financed with a $1,800,000 short-term loan and a $2,000,000 borrowing on Atlantic's line of credit (note 6). The acquisition was accounted for as a purchase and, accordingly, the cost of the acquisition was allocated to the net assets acquired, based upon their estimated fair values. The Company elected to treat the acquisition as a purchase of assets for tax purposes, which resulted in the Company recording a net deferred tax liability of $206,356 as of the acquisition date (note 10). The resultant excess of the fair value of net assets acquired over the cost, amounting to $1,129,284, is being amortized over a ten-year period. In connection with the acquisition, liabilities were assumed as follows:




                    Fair value of assets acquired     $ 7,616,874
                    Cash paid for the capital stock     3,827,895
                                                        ---------

                    Fair value of liabilities assumed $ 3,788,979
                                                        =========



    The results of operations of Atlantic have been included in the accompanying consolidated statements of operations from the date of acquisition.

    The following unaudited pro forma summary incorporates the historical results of operations of the purchased business adjusted for interest on acquisition financing and amortization of the excess of net assets acquired over the cost, as if the acquisition had taken place on January 1, 1994. The pro forma results of operations are not necessarily indicative of the actual results that would have occurred had the purchase been made at the beginning of the period, or results that may occur in the future.



                                                           Years ended December 31,
                                                             1995         1994
                                                             ----         ----
                                                                (Unaudited)
                  Total revenues                        $ 20,533,163    19,063,780
                                                          ==========    ==========

                  Net income                            $    814,294       988,396
                                                          ==========    ==========

                  Net income per share                           .05           .06
                                                          ==========    ==========

                     Common and preferred shares
                     outstanding                          15,486,385    15,486,385
                                                          ==========    ==========

    (3) Notes Receivable
        ----------------
        Notes receivable consist of the following at December 31:


                                                             1995         1994
                                                             ----         ----

                  Note receivable (a)                   $  1,000,000    1,000,000
                  Subordinated note (b)                      553,750      673,750
                  Note receivable arising from land sale,
                    secured, due October 31, 1996,
                    interest at 8%                           377,500            -
                  Other, net                                       -        9,036
                                                          ----------    ---------
                    Total notes receivable                 1,931,250    1,682,786
                  Less current portion                      (659,500)    (129,036)
                                                          ----------   ----------

                    Total notes receivable,
                          less current portion           $ 1,271,750    1,553,750
                                                          ==========   ==========



    (a) This note was not paid in accordance with the contractual terms of the note agreement, which required payment to be made on December 31, 1995. On March 21, 1996, a written understanding was reached between the parties to restructure the terms of this note to provide for $100,000 of principal payments during April 1996 and $50,000 in semi-annual payments until the principal is repaid in full. Interest on the restructured note would be due in semi-annual installments at 8%. It is anticipated that the restructured note will be collateralized by property with an assessed fair market value at least equal to the amount of the outstanding note receivable. Based upon the present value of the expected future cash flows under the proposed terms of the restructured note, discounted at the note's effective interest rate, the Company did not record an allowance for this note at December 31, 1995. The restructured note agreement is expected to close in April 1996.

    (b) The Company has a subordinated note due from Monroc (note 4) bearing interest at the prime rate, which was 8.5% at December 31, 1995 and 1994. Under the terms of the subordination agreement, Monroc made principal payments of $120,000 and $45,000 during 1995 and 1994, respectively, and is t make future payments of $120,000 per year provided that it is in compliance with the terms of its line of credit agreement.

(4) Investment in Monroc, Inc.
    --------------------------

    The Company owns 378,071 shares of Monroc common stock which was classified as an available-for-sale security at December 31, 1995 and 1994. The Company's interest in Monroc constituted 8% and 13% of the total outstanding shares at December 31, 1995 and 1994, respectively. The fair value of t investment security was $2,032,132 at December 31, 1995, which is comprised of a cost basis of $1,650,000 and a gross unrealized holding gain of $382,132 recorded as a separate component of stockholders' equity.

    During 1995, the Company entered into a voting rights agreement with a 37% investor in Monroc. The agreement requires the Company to vote its shares in Monroc in favor of the directors proposed for election by the investor for a period of ten years, or until the investor owns less than 25% of the outstanding common shares of Monroc.

    During 1995, the Company entered into a consulting agreement with Monroc. Under the terms of the agreement, the Company is to receive $15,000 per year for a period of four years, or until the Company owns less than 189,035 shares.

(5) Property and Equipment
    ----------------------

    Property and equipment consist of the following at December 31:



                                                              1995      1994
                                                              ----      ----

          Computer hardware and software                   $  74,928        -
          Office and warehouse equipment                      57,610        -
          Furniture and fixtures                              32,762   28,420
                                                             -------   ------
                                                             165,300   28,420
          Less accumulated depreciation
               and amortization                                56,000   21,901
                                                              -------   ------

                                                            $ 109,300    6,519
                                                              =======    =====


                                                                    (Continued)

(6) Financing Arrangements
    ----------------------

    At December 31, 1995, the Company had available a line of credit with a financial institution for $2,500,000. Amounts outstanding under the line of credit were $2,209,815 at December 31, 1995. Borrowings under the line of credit bear interest at prime plus 2%, which was 10.5% at December 31, 1995. The line of credit agreement expires on May 18, 1997.

    The credit facility allows the Company to borrow against eligible accounts receivable on a formula basis. Borrowings under the line of credit are secured by accounts receivable and inventory. Monthly interest and principal payments are based upon monthly accounts receivable collections, as defined.

    The maximum month-end amount outstanding under the line of credit during the year ended December 31, 1995 was $2,209,815. From the date of the acquisition of Atlantic through the end of December 31, 1995, average borrowings were $1,789,352 and the weighted average interest rate was 10.8%.

(7) Notes Payable
    -------------

    Notes payable of $1,410,655 and $1,929,996 at December 31, 1995 and
        1994, respectively, are due to creditors, pursuant to a 1983 reorganization plan. In accordance with the plan the notes were established to include interest, at 6% per annum through maturity, and therefore interest expense is not reflected in the accompanying consolidated statements of operations. Included in accrued liabilities at December 31, 1995 and 1994 is approximately $486,628 and $380,029, respectively, of unclaimed payments on the notes payable.

    The aggregate annual maturities of the notes payable, at December
        31, 1995, are as follows:




                                     1996         $   494,211
                                     1997             469,082
                                     1998             447,362
                                                    ---------

                                                  $ 1,410,655
                                                  ===========


(8) Capital Stock
    -------------

    Each share of the Company's preferred stock is convertible into one share of the Company's common stock. Preferred stockholders will be entitled to a dividend, based upon a formula, when and if, any dividends are declared on the Company's common stock. The preferred stock is redeemable, by th Company, at $1.50 per share.

    The voting rights of the common stockholders and preferred stockholders are based upon the number of shares of convertible preferred stock outstanding. If more than 6,250,000 shares of preferred stock are outstanding five of the nine directors are elected by the common stockholders and the remainder by the preferred stockholders, if more than 3,000,000 but less than 6,250,000 preferred shares are outstanding, six of the nine directors are elected by common stockholders. A majority of the directors elected by preferred stockholders and a majority of the directors elected by the common stockholders are required to approve certain transactions, including, but not limited to, incurring certain indebtedness, merger, consolidation or liquidation of the Company, and the redemption of common stock. Preferred and common stockholders vote together on all other matters.

    At December 31, 1995 there were 9,446,671 shares of common stock reserved for conversion of preferred stock and for the exercise of stock options (note 9).

(9) Stock Options
    -------------

    In 1986, the Board of Directors approved the adoption of the 1986 stock option plan for the granting of up to 1,000,000 options to employees and other persons who render service to the Company. Under the 1986 stock option plan, the options could have been either incentive or nonqualified and could have been granted at any time before December 31, 1995. The rate at which the options are exercisable is to be determined by the Board of Directors at the time of grant. The exercise price of the incentive stock options was not less than the fair market value of the Company's common stock on the date of grant. The exercise price of the nonqualified stock options was not less than 85% of the fair market value of the Company's common stock on the date of grant.

Stock option activity is as follows:


                                              1995       1994     1993
                                              ----       ----     ----
         Outstanding at beginning of year    677,500   677,500   422,500
         Granted                              50,000         -   255,000
                                             -------   -------   -------
         Outstanding at end of year (prices ranging
            from $.38-.25 per share)         727,500   677,500   677,500
                                             =======   =======   =======

         Exercisable at end of year          727,500   677,500   677,500
                                             =======   =======   =======

         Available for grant at end of year        -   322,500   322,500
                                             =======   =======   =======



     The Company will adopt the disclosure provisions of Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation," on January 1, 1996, and intends to continue to account for stock-based compensation in accordance with APB Opinion No. 11.

(10) Income Taxes
     ------------

     The provision (benefit) for income taxes for 1995 attributable to income is comprised of:




                                            Federal     State    Total
                                            -------     -----    -----

                   Current                 $ 43,989    266,640   310,629
                   Deferred                 (26,713)  (179,643) (206,356)
                                            -------   --------  --------

                                           $ 17,276    86,997    104,273
                                             ======    ======    =======



    In connection with the acquisition of Atlantic, the Company elected, pursuant to Internal Revenue Code Section 338(h)(10), to treat the acquisition as a purchase of assets. Accordingly, the Company recorded a net deferred tax liability of $206,356. The deferred tax liability is net of a benefit recorded for the tax effect of the expected utilization of the Company's operating loss carryforwards in the amount of $393,039, as a result of the acquisition. The net deferred tax liability of $206,356 reversed during 1995 and was currently due at December 31, 1995.

    Income tax expense for 1995 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income due to state and local income taxes, net of federal income tax benefit and a net reduction in the valuation allowance for deferred tax assets. The valuation allowance for 1995 was reduced by net operating loss carryforwards that expired of $234,418 and the utilization of net operating loss carryforwards of $733,361, of which $393,039 was utilized to offset deferred tax liabilities arising from the acquisition of Atlantic. These reductions in the valuation allowance were offset by increases for the deferred tax assets associated with the allowance for doubtful accounts and alternative minimum tax credit carryforwards aggregating $109,304.

    Income tax expense, for 1994 and 1993, differed from the amounts c omputed by applying the U.S. federal income tax rate of 34% to pretax income (loss) due to changes in the valuation allowance for deferred tax assets. The valuation allowance for 1994 was reduced by $99,659 due to pretax income. The valuation allowance for 1993 was increased by $152,327 due to the pretax loss.

The components of deferred income tax benefit attributable to income from continuing operations for the year ended December 31, 1995 are as follows:


           Deferred tax expense (exclusive of the effect
               of the other components listed below)  $ 624,057
            Adjustment to deferred tax assets for expired
               net operating loss carryforwards         234,418
            Recording of deferred tax liability in
               connection with acquisition              206,356
            Decrease in the valuation allowance for
               deferred tax assets                     (858,475)
                                                       _________

                                                      $(206,356)
                                                       =========


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1995 and 1994 are presented below.


                                                             1995          1994
                                                             ----          ----

               Net operating loss carryforwards        $  12,971,237    13,939,016
               Accounts receivable due to allowance
                   for doubtful accounts                      65,315             -
               Alternative minimum tax credit carryforward    43,989             -
                                                        ------------    ----------

               Total gross deferred tax assets            13,080,541    13,939,016

               Less valuation allowance                  (13,080,541)  (13,939,016)

               Net deferred tax assets                 $           -             -
                                                        ============    ==========



At December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes of approximately $38,000,000. Varying amounts of the net operating loss carryforwards will expire each year from 1996 through 2008. Approximately $4,000,000 of the net operating loss carryforwards will expire if not utilized during 1996. During 1995, the Company utilized approximately $2,156,000 of its net operating loss carryforwards. The net operating loss carryforwards have been substantially reduced as a result of certain annual limitations and they may be further limited to utilization against the future earnings of the subsidiary which sustained the loss. If certain substantial changes in ownership occur, there would be a further annual limitation on the amount of tax carryforwards which can be utilized in the future.

(11) Fair Value of Financial Instruments
     -----------------------------------

     Financial Accounting Standards Board Statement No.107, "Disclosure about
        Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of all financial instruments classified as current assets or liabilities is deemed to approximate fair value, with the exception of the notes receivable and notes payable, because of the short maturity of these instruments.

     The carrying value of the notes receivable approximates fair value based upon several factors. The $1,000,000 note receivable approximates fair value based upon the anticipated restructuring of the note. The remaining notes approximate fair value as the interest rates approximate rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

     The notes payable carrying amount of $1,410,655 at December 31, 1995, in the accompanying balance sheets, have an estimated fair value of approximately $1,163,000. The fair value of the notes payable was estimated by discounting the future cash flows of the instrument at a rate currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

(12) Supplemental Cash Flow Information
     ----------------------------------

     The following is supplemental information relating to the consolidated statements of cash flows:


                                    1995      1994     1993
                                    ----      ----     ----

Cash paid during the years for:
   Interest                      $ 154,575        -    4,256
                                   =======    =====    =====

   Income taxes                  $ 108,741        -        -
                                   =======    =====    =====


     Non-cash transaction: the Company issued a note receivable for $377,500 in connection with the sale of land.

(13) Employee Benefit Plans
     ----------------------

     The Company has a profit-sharing plan and 401(k) plan which cover substantially all employees of Atlantic. Contributions to these plans are determined by the Board of Directors. In 1995, the Company recognized $33,827 of expense associated with these plans. Prior to 1995 the Company did not have an employee benefit plan.

(14) Industry Segments
     -----------------

     Summarized financial information by the Company's two business segments for 1995 is as follows:

                                                     Door
                                                    hardware,     Investing
                                                     doors     activities and
                                                   and frames     corporate        Total
                                                   ----------  --------------      -----
          Revenues                               $ 13,653,247       304,039      13,957,286
          Operating income (loss)                     865,540      (453,215)        412,325
          Identifiable assets                       8,477,432     5,876,851(a)   14,354,283
          Depreciation and amortization expense        31,406         2,693          34,099
          Capital expenditures                         31,499         3,338          34,837

     (a) Principally related to the CompanyOs investing activities.


(15) Business and Credit Concentrations
     ----------------------------------

     Seven customers account for approximately 30% of the Company's annual sales. At December 31, 1995, six customers had accounts receivable balances, which in the aggregate represented approximately 27% of the total net accounts receivable. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company as a policy does not require collateral from its customers.

(16) Commitments and Contingencies
     -----------------------------

(a) Leases
    ------

The Company is obligated under operating leases for warehouse, office facilities and certain office equipment. Minimum annual rental payments, including real estate taxes, amounted to approximately $208,000, $18,000 and $21,000 for the years ended 1995, 1994 and 1993, respectively. At December 31, 1995, future minimum lease payments in the aggregate and for each of the five succeeding years are as follows:


                    1996                    $ 241,282
                    1997                      223,216
                    1998                      212,734
                    1999                      180,990
                    2000                       56,330
                                             --------
                                            $ 914,552


(b) Employment Contracts
    --------------------

The Company has employment contracts with two officers and various employees with remaining terms ranging from one to four years at amounts approximating their current levels of compensation. The Company's remaining aggregate commitment at December 31, 1995 under such contracts is approximately $1,523,000.

(c) Environmental Matters
    ---------------------

The Company owns a 50% interest in a 10-acre property located in Murray, Utah, which contains lead slag deposited by the former owner. This and adjoining properties have been proposed by the Environmental Protection Agency (EPA) for listing on the National Properties List for cleanup of the lead slag. Although the Company has not been a generator of the slag material, under the Comprehensive Environmental Response Compensation and Liability Act, the current owner of a property may be liable for response costs. Although the EPA typically pursues the generator responsible for delivering the material, a possible claim exists against the property owner. In such case, the Company would pursue a claim against former owners for its respective share of the cost of cleanup. The Company has not been designated a Potentially Responsible Party by the EPA with respect to cleanup of any waste at this site. The outcome of this matter is uncertain and it is not possible at this time to estimate the possible financial impact on the Company, if any.

(d) Other
    -----

The Company is involved in other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

OFFICERS
Bernard Korn, Chairman of the Board/President
James W. Stewart, Executive Vice President/Treasurer/Secretary

SUBSIDIARY
Atlantic Hardware and Supply Corporation
  Paul Selden, President

DIRECTORS
Raphael M. Brackman
  Consumer Credit Consultant

Gerald S. Deutsch
  Certified Public Accountant and Attorney

William Koon
  President - Lord's Enterprises, grain merchants

Bernard Korn
  Chairman of the Board/President

Donald K. MacNeill
  Consumer Credit Consultant

Ronald Miller
  Henkener and Miller, attorneys

Jack Rose
  Investor

James W. Stewart
  Executive Vice President/Treasurer/Secretary

Carl L. Sussman
  Investor

COUNSEL                                STOCK LISTINGS - NASDAQ
  Oscar D. Folger, Esq.                  Convertible Preferred Stock
  New York, New York                     Symbol  = CCOM-P

AUDITORS                                 Common Stock
  KPMG Peat Marwick LLP                  Symbol = CCOM
  Jericho, New York

REGISTRAR AND TRANSFER AGENT           10-KSB AVAILABLE
  American Stock Transfer Co.          The Annual Report on Form 10-KSB
  New York, New York                   as filed with the Securities and
                                       Exchange Commission, is available
TRUSTEE OF 6% NOTES                    to stockholders without charge
  IBJ Schroder Bank & Trust Co.        upon written request to:
  New York, New York
                                       Secy.,Colonial Commercial Corp.
ANNUAL STOCKHOLDERS' MEETING           3601 Hempstead Turnpike
  Wednesday, June 12, 1996, 10:30 AM   Levittown, New York 11756-1315