Form 10KSB40, Exhibit 13
period 1996-12-31
COLONIAL COMMERCIAL CORP
filed 1997-03-25
CIK 21828

                            COLONIAL COMMERCIAL CORP.

                                  ANNUAL REPORT

                                      1996

                               INSIDE FRONT COVER





Contents                                           Page
--------                                           ----

Chairman's Letter                                   1

About the Company                                   2

Market Price of the Company's Stock                 3

Managements Discussion and Analysis
  of Financial Condition and Results
  of Operations                                     4

Independent Auditors' Report                        6

Consolidated Financial Statements                   7

To Our Stockholders:

     The year 1996 was a year of continued progress for Colonial Commercial Corp. Colonial reported net income of $547,675 in 1996, compared to net income of $875,259 in 1995. While gain on land sales declined, reported net income from Colonial's principal subsidiary, Atlantic Hardware and Supply Corporation ("Atlantic") increased to $964,439 from $616,585 as a result of the inclusion of Atlantic's results for a full year in 1996.

     Atlantic was acquired by Colonial in May 1995. It is a 51 year old company headquartered in New York City with operating branches in New Jersey,
Pennsylvania, Georgia and Illinois. Atlantic's primary business is the distribution of door hardware and doors and door frames used in new building construction, buildings being rehabilitated, interior tenant buildouts, and building maintenance. Atlantic is neither a wholesaler nor a retailer, it serves architects, engineers and general contractors in the contract hardware market on a wide range of commercial, residential, and institutional construction projects, such as office buildings, hospitals, schools, hotels and high-rise apartment buildings.

Atlantic had internal growth in 1996 recording sales of approximately $25,100,000 compared to approximately $20,100,000 in all of 1995. Because Colonial purchased Atlantic in May 1995, it reported only $13,653,000 of the 1995 sales. Atlantic contemplates future growth by intelligent acquisitions and internal expansion in the near term.

Sales proceeds from land held for sale located in Utah was $336,088 in 1996, compared to $800,000 in 1995 and gain on land sales was $258,651 in 1996 compared to $744,936 in 1995. Colonial retains a 50% joint venture interest in two parcels of land in Salt Lake County, Utah. The Utah land is carried on Colonial's books at less than its estimated realizable value.

     Since 1977, Colonial has had an investment position in Monroc, Inc., a concrete products company with facilities in Utah, Idaho and Wyoming. Since Colonial's original investment in Monroc of $4 million in 1977, Colonial has received a cash return of approximately $17 million. This cash return should increase from sales of the remaining two parcels of land, payment of Monroc's remaining debt to Colonial and the future sale of Colonial's 378,000 common shares of Monroc, Inc. Due to the increase in Monroc's NASDAQ market price in 1996, Colonial's carrying value of its Monroc's shares increased approximately 19%. Because of a management change and one time reorganization charges in 1996, Monroc reported a net loss of $1,368,000; however, because of record construction activities in Monroc's market area, future operating profitability is anticipated. Additionally, Monroc anticipates gains on sale of certain of its real estate.

As indicated in the accompanying financial statements, Colonial is in litigation regarding an unpaid $1,000,000 note receivable. We feel strongly we will be successful in the litigation but the timing of collection cannot be predicted presently. Colonials operations and liquidity have not been affected adversely by its inability to collect this note.

Colonial has signed a non-binding memorandum of intent to purchase all the outstanding stock of US Computer Group, Inc. and subsidiaries (USCG) for 1,800,000 shares of Colonial Common Stock. Headquartered in Farmingdale, Long Island, NY, USCG has three fully-equipped and staffed offices in Manhattan, NY; Carlstadt, NJ and Fort Washington, PA. From its operating divisions, US Computer Maintenance, US Computer Products and US Computer Solutions, the Company offers maintenance for Digital, IBM Midrange, Sun and leading brand PCs, the sale of new and used computer equipment, network integration and design services, disaster recovery and business relocation services. On closing, Colonial would purchase certain obligations of USCG by issuing 700,000 warrants to purchase Colonial Common Stock at $1.25 per share and a $500,000 note. The closing is subject to the execution of a definitive purchase agreement, due diligence and other conditions. There can be no assurance that the transaction will be completed.

Whether the USCG acquisition is completed or not, Colonial intends to continue to seek acquisitions of companies generating a recurring stream of income and make other strategic investments.

We appreciate the continued confidence of our stockholders and employees.

                                      Sincerely,

                                      /s/ Bernard Korn
April 9, 1997                         Bernard Korn
                                      Chairman

About the Company

     Colonial Commercial Corp. ("Colonial" or the "Company") was founded in 1964 and was involved in various facets of the financial services industry until 1992. Colonial was engaged in the collection and realization of consumer accounts receivable portfolios and other assets purchased for its own account, and intermittently provided consumer accounts receivable services for other companies. In early 1993, Colonial began evaluating private companies outside of the financial services industry for the purpose of acquisition or merger.

     In May 1995, Colonial purchased 100% of the capital stock of Atlantic Hardware and Supply Corporation ("Atlantic") for approximately $3.8 million in cash. Atlantic distributes door hardware, doors and door frames used in new building construction, buildings being rehabilitated, interior tenant buildouts and building maintenance. Atlantic serves the contract hardware market on a wide range of the commercial, residential and institutional construction projects, such as office buildings, hospitals, schools, hotels and high-rise apartment buildings. A 51-year old company, Atlantic is headquartered in New York City and has operating branches in New Jersey, Pennsylvania, Georgia, Illinois and Long Island, New York.

     Colonial owns presently 8.5% of Monroc, Inc., a concrete products company with operations in Utah, Idaho and Wyoming. The shareholders' equity of Monroc, Inc. has grown over the last several years as a result of net earnings and issuance of its common stock. Monroc, Inc.'s common stock is traded on the NASDAQ National Market. Colonial considers its holdings in Monroc, Inc. to be available for sale, and will consider a sale, if funds are required for new acquisition opportunities.

     Colonial has holdings in several parcels of land held for sale located in Salt Lake County, Utah.

      Colonial continues to seek strategic acquisitions and investments in order to maximize stockholder's equity.

     Market Price of Company's Common Stock, Convertible Preferred Stock and Related Security Holder Matters

(a) Price Range of Common Stock and Preferred Stock

     The Company's Common Stock and Convertible Preferred Stock are traded in the over-the-counter market on the NASDAQ automated quotation system. The following table sets forth the quarterly high and low bid prices during 1996 and 1995 as reported by the National Association of Securities Dealers, Inc. monthly statistical reports. The quotations set forth below represent inter-dealer quotations which exclude retail markups, markdowns and commissions and do not necessarily reflect actual transactions.



                                              Convertible Preferred
                            Common Stock              Stock
                            High     Low        High         Low
                            ----     ---        ----         ---
1996

First Quarter               15/32     1/4        3/8          1/4
Second Quarter              15/32    11/32      15/32        11/32
Third Quarter               15/32    11/32      15/32         5/16
Fourth Quarter               3/4      3/8       21/32        13/32

1995

First Quarter               11/32     1/4       11/32         1/4
Second Quarter               7/16     1/4        7/16         1/4
Third Quarter                3/8      1/4       11/32         9/32
Fourth Quarter              11/32     5/16      11/32         5/16


(b) Approximate Number of Common and Convertible Preferred Stockholders


                                 Approximate Number of Record Holders
Title of Class                           (as of March 10, 1997)
--------------                           ----------------------
Common Stock                                     1,217
par value $.01 per share

Convertible Preferred Stock                      7,883
par value $.01 per share

(c)  Dividends

   The Company does not contemplate Common Stock dividend payments in the near future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations 1996-1995

The Company reported net income of $547,675 for the year 1996 compared to net income of $875,259 for the year 1995. The 1996 income consisted of net income of $964,439 from Atlantic for the full 12 months in 1996, compared to $616,585 from the date of its acquisition on May 19, 1995 to December 31, 1995, less a net loss of $416,764 from parent company operations compared to a net income of $258,674 in the 1995 period principally due to the reduction in the gain from the sale of land to $258,651 in the 1996 period from $744,936 in the year 1995. Proceeds from the sale of land was $336,088 in 1996 as compared to $800,000 in 1995. Parent company operations include investing activities, supervision of operating subsidiaries and management of various liquidating assets.

     Total revenues increased to $25,194,337 in the year 1996 from $13,957,286 reported in the 1995 year principally attributable to Atlantic's full year sales of $25,059,492. Atlantic's full year sales for 1995 were $20,106,956. Atlantic's sales backlog was $9,630,000 at December 31, 1996 as compared to $11,480,000 at December 31, 1995. It is anticipated that approximately 95% of the backlog will be shipped during the 1997 year.

     Total cost of sales increased $8,528,513; selling, general and administrative expenses increased $2,381,676 and interest expense increased $86,061 all principally due to including Atlantic's operations for a full 12 month period compared to the shorter period in 1995. As a percentage of sales selling, general and administrative expenses decreased approximately 2%. This 2% decrease is due to a full year of Atlantic's sales offsetting the parent company expenses. The expenses of Atlantic on a percentage of sales basis remained consistent.

The parent company continues to seek the acquisition of, or merger with, privately held companies, which businesses generate a recurring stream of income. Reported earnings in the near term will be affected by the timing and the size of any new acquisitions, the timing of additional land sales and the operating results of Atlantic.

The Company has provided for income taxes primarily for State income taxes associated with income from Atlantic and Federal alternative minimum tax applied to consolidated earnings.

Results of Operations 1995-1994

The Company reported net income of $875,259 for the year 1995, compared to net income of $293,115 for the year 1994. The 1995 income consisted of net income of $616,585 from Atlantic, since its acquisition date of May 19, 1995, plus net income of $258,674 from parent company operations. Proceeds from the sale of land was $800,000 and the gain on sale was $744,936 for the year 1995, compared to proceeds of $2,282,185 and a gain of $930,145 for the year 1994.

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

Impact of Changing Prices

The Company was not materially affected by changing prices in 1996.

Capital Resources

As of December 31, 1996, the Company had $1,322,533 in cash and cash equivalents compared to $1,856,008 in cash and cash equivalents at December 31, 1995.

Cash flows used in operations during the 1996 year were principally attributable to an increase in accounts receivable resulting from Atlantic's approximate $5 million annualized increase in sales volume during the 1996 year.

Cash flows provided by investing activities of $761,986 during 1996 was due to proceeds received from the sale of land and payment on a note receivable offset slightly by capital expenditures.

Cash flows used in financing activities of $430,895 during 1996 was due to payments made on notes offset by a $63,315 net increase in line of credit borrowings.

     A $1,000,000 note receivable due December 31, 1995 remains unpaid. The Company is engaged in litigation in connection with this note. The Company anticipates eventual payment of the note as a result of the litigation; however, cannot estimate when such payment will be made. The delay in payment of the note has not negatively impacted the Company's present operations or liquidity. Although the final resolution of this matter on the Companys results of operations or liquidity in a particular reporting period is not known, management is of the opinion that the ultimate outcome of this matter will not have a material adverse effect on the Company's consolidated financial position.

     The Company believes that its cash and cash equivalents are adequate for its present operations and that credit is available should it be required. The Company's $2,500,000 line of credit is currently expiring in May of 1997. The Company has begun negotiating an extension of the line for an additional two years. The Company's resources consist primarily of cash, investment in Atlantic and Monroc, notes receivable and land held for sale. The Company believes the carrying value of its land held for sale is less than its market value.

                             COLONIAL COMMERCIAL CORP.
                                  AND SUBSIDIARIES

                         CONSOLIDATED FINANCIAL STATEMENTS

                             DECEMBER 31, 1996 AND 1995

                     (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          Independent Auditors' Report
                          ----------------------------

The Board of Directors and Stockholders
Colonial Commercial Corp.:


We have audited the accompanying consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Commercial Corp. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                          /S/ KPMG PEAT MARWICK LLP


March  7 , 1997

                            COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                                    Consolidated Balance Sheets

                                    December 31, 1996 and 1995


                        Assets                                           1996        1995
                        ------                                           ----        ----
Current assets:
   Cash and cash equivalents                                      $  1,322,533      1,856,008
   Accounts receivable, net of allowance for doubtful
     accounts of $317,250 in 1996 and $137,650 in 1995               8,305,224      6,815,401
   Inventory                                                         1,705,747      1,301,455
   Notes receivable - current portion                                  105,000        659,500
   Prepaid expenses and other assets                                    82,292        156,360
                                                                   -----------    -----------
            Total current assets                                    11,520,796     10,788,724

Notes receivable, excluding current portion (note 3)                 1,313,750      1,271,750
Investment in Monroc, Inc.                                           2,410,203      2,032,132
Property and equipment, net                                            126,972        109,300
Land held for sale                                                     324,139        407,377
                                                                   -----------    -----------
                                                                  $ 15,695,860     14,609,283
                                                                   ===========    ===========
            Liabilities and Stockholders' Equity
            ------------------------------------

Current liabilities:
   Accounts payable                                                  3,177,550      2,565,016
   Accrued liabilities                                               1,094,335        930,013
   Income taxes payable                                                137,000        206,356
   Borrowings under line of credit                                   2,273,130      2,209,815
   Notes payable - current portion                                     469,082        494,211
                                                                   -----------    -----------
            Total current liabilities                                7,151,097      6,405,411

Notes payable, excluding current portion                               447,363        916,444
Excess of acquired net assets over cost                                950,475      1,066,249
                                                                   -----------    -----------

            Total liabilities                                        8,548,935      8,388,104
                                                                   -----------    -----------
Stockholders' equity:
   Convertible  preferred  stock,  $.01 par  value,
     liquidation  preference  of $8,599,696  and
     $8,719,171  at December  31, 1996 and 1995,
     respectively, 12,344,300 shares authorized,
     8,599,696 and 8,719,171 shares issued and outstanding
     at December 31, 1996 and 1995, respectively                        85,997         87,192
   Common stock, $.01 par value, 40,000,000 shares authorized,
      6,886,689  and 6,767,214 shares issued and outstanding at
     December 31, 1996 and 1995, respectively                           68,867         67,672
   Additional paid-in capital                                        9,023,669      9,023,669
   Unrealized gain on investment security                              760,203        382,132
   Accumulated deficit                                              (2,791,811)    (3,339,486)
                                                                   -----------    -----------

            Total stockholders' equity                               7,146,925      6,221,179
                                                                   -----------    -----------

Commitments and contingencies (notes 3 and 16)
                                                                  $ 15,695,860     14,609,283
See accompanying notes to consolidated financial statements.      ============     ==========



                      COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                           Consolidated Statements of Income

                     Years ended December 31, 1996, 1995 and 1994




                                                       1996         1995       1994
                                                       ----         ----       ----
Revenues:
   Sales                                        $25,059,492   13,653,247             -
   Interest                                         121,781      271,866       284,646
   Other                                             13,064       32,173        12,915
                                                 ----------   ----------    ----------
            Total revenues                       25,194,337   13,957,286       297,561
                                                 ----------   ----------    ----------

Expenses:
   Cost of sales                                 18,568,269   10,039,756             -
   Selling, general and administrative, net       5,886,881    3,505,205       916,167
                                                 ----------   ----------    ----------
            Total expenses                       24,455,150   13,544,961       916,167
                                                 ----------   ----------    ----------

            Operating income (loss)                 739,187      412,325      (618,606)

Other income (expense):
   Gain on land sales                               258,651      744,936       930,145
   Interest                                        (263,790)    (177,729)            -
   Writedown of investment in CRF Funding                 -            -       (18,424)
                                                 ----------   ----------    ----------
            Income before income taxes              734,048      979,532       293,115

Income taxes                                        186,373      104,273             -
                                                 ----------   ----------    ----------

            Net income                          $   547,675      875,259       293,115
                                                 ==========   ==========    ==========

Net income  per common and preferred share      $       .04          .06           .02
                                                 ==========   ==========    ==========

Common and preferred shares outstanding          15,486,385   15,486,385    15,486,385
                                                 ==========   ==========    ==========

See accompanying notes to consolidated financial statements.

                               COLONIAL COMMERCIAL CORP.
                                   AND SUBSIDIARIES

                    Consolidated Statements of Stockholders' Equity

                     Years ended December 31, 1996, 1995 and 1994

                                                                 Net un-
                                   Con-                         realized               Total
                                 vertible            Additional  gain on    Accu-      stock-
                                 preferred  Common    paid-in   investment  mulated    holders'
                                   stock    stock     capital    security   deficit    equity
                                   -----    -----     -------    --------   -------    ------
Balances at December 31, 1993     $ 90,442  64,422    9,023,669        -  (4,507,860)  4,670,673

Conversion of 209,332 shares of
   preferred stock to common
   stock                            (2,094)  2,094            -        -           -           -
Net income                               -       -            -        -     293,115     293,115
                                   ------- -------    ---------   ------  ----------   ---------
Balances at December 31, 1994       88,348  66,516    9,023,669        -  (4,214,745)  4,963,788

Conversion of 115,671 shares of
   preferred stock to common
   stock                            (1,156)  1,156            -        -           -           -
Net income                               -       -            -        -     875,259     875,259
Net unrealized gain on investment
    security                             -       -            -   382,132          -     382,132
                                   ------- -------    ---------   ------- ----------   ---------
Balances at December 31, 1995       87,192  67,672    9,023,669   382,132 (3,339,486)  6,221,179

Conversion of  119,475  shares of
     preferred stock to common
     stock                          (1,195)  1,195            -         -          -           -
Net income                               -       -            -         -    547,675     547,675
Net unrealized gain on investment
   security                              -       -            -   378,071          -     378,071
                                   ------- -------    ---------   ------- ----------   ---------
Balances at December 31, 1996     $ 85,997  68,867    9,023,669   760,203 (2,791,811)  7,146,925
                                   ======= =======    =========   ======= ==========   =========

See accompanying notes to consolidated financial statements.

                      COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                         Consolidated Statements of Cash Flows

                     Years ended December 31, 1996, 1995 and 1994

                                                               1996         1995        1994
                                                               ----         ----        ----
Reconciliation  of net  income  to net
   cash  provided  by (used  in)  operating
   activities:
     Net income                                           $   547,675       875,259    293,115
     Adjustments to reconcile net income to
       cash provided by (used in) operating activities,
       net of effects from the purchase of Atlantic
       Hardware & Supply Corporation:
         Deferred tax benefit                                       -     (206,356)          -
         Gain on disposal of fixed assets                           -      (11,201)          -
         Gain on sale of land                                (258,651)    (744,936)   (930,145)
         Provision for allowance for doubtful accounts        232,600      137,650           -
         Write-off of investment in CRF Funding                     -            -      18,424
         Depreciation                                          68,930       34,099       2,693
         Amortization of excess of acquired net assets
            over cost                                        (115,774)     (63,035)          -
         Changes in assets and liabilities:
            Accounts receivable                            (1,722,423)  (1,292,750)          -
            Inventory                                        (404,292)     474,394           -
            Prepaid expenses and other assets                  74,068       16,399      56,282
            Accounts payable                                  612,534      588,590      55,536
            Accrued liabilities                               164,322       57,610           -
            Income taxes payable                              (69,356)     206,356           -
            Other                                               5,801        9,888           -
                                                           ----------   ----------    --------
               Net cash provided by (used in)
                  operating activities                       (864,566)      81,967    (504,095)
                                                           ----------   ----------    --------
Cash flows from investing activities:
   Payment for purchase of Atlantic Hardware and
     Supply Corporation, net of cash acquired                       -   (3,788,395)          -
   Proceeds from (purchase of) investment securities                -    2,600,000  (1,220,442)
   Proceeds from sale of land                                 336,088      422,500   2,282,185
   Payments received on notes receivable                      512,500      129,036     109,036
   Deed of trust received on land sale                              -            -     146,481
   Additions to property and equipment                        (86,602)     (34,836)          -
                                                           ----------   ----------   ---------
               Net cash provided by (used in)
                   investing activities                       761,986     (671,695)  1,317,260
                                                           ----------   ----------   ---------
Cash flows from financing activities:
   Payments on notes payable                                 (494,210)    (519,341)   (548,592)
   Borrowing from short-term bank loan                              -    1,800,000           -
   Repayment of short-term bank loan                                -   (1,800,000)          -
   Net borrowing under line of credit                          63,315    2,159,815           -
                                                           ----------   ----------   ---------
               Net cash provided by (used in)
                   financing activities                      (430,895)   1,640,474    (548,592)
                                                           ----------   ----------   ---------
Increase (decrease) in cash and cash equivalents             (533,475)   1,050,746     264,573

Cash and cash equivalents - beginning of period             1,856,008      805,262     540,689
                                                           ----------   ----------   ---------
Cash and cash equivalents - end of period                 $ 1,322,533    1,856,008     805,262
                                                           ==========   ==========   =========

See accompanying notes to consolidated financial statements.

                     COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                          December 31, 1996, 1995 and 1994



(1) Summary of Significant Accounting Policies and Practices
    --------------------------------------------------------

    (a) Description of Business
        -----------------------

    Colonial Commercial  Corp. and  subsidiaries  (the Company) had been engaged in consumer financing activities, equipment leasing and collections through 1993 and currently hold certain assets for investment purposes. As a result of an acquisition in 1995(note 2), the Company is principally a distributor of door hardware, doors and door frames used in new building construction, buildings being rehabilitated, interior tenant buildouts and building maintenance. The Company services the contract hardware market, usually as a material supplier only, on a wide range of commercial, residential and institutional construction projects. The Company's customers are located in the United States, primarily in New York, New Jersey, Georgia, Illinois and Pennsylvania.

    (b) Principles of Consolidation
        ---------------------------

    The consolidated  financial  statements include the financial  statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c) Cash Equivalents
        ----------------

    Cash equivalents of $700,000 at December 31, 1995 consist of certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1996.

    (d) Inventory
        ---------

    Inventory is stated at the lower of cost or market and consists solely of finished goods. Cost is determined using the first-in, first-out method.

    (e) Notes Receivable
        ----------------

    Notes receivable are recorded at cost, less the related allowance for impaired notes receivable, if any.

    (f) Investment in Monroc, Inc.
        --------------------------

    The Company  adopted the  provisions  of Statement  of Financial  Accounting
        Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities", (Statement 115) at January 1, 1994. The impact of adopting the provisions of Statement 115 was immaterial in 1994. Under Statement 115, the Company classifies its investment in Monroc, Inc., (Monroc) (note 4), as an available-for-sale security. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders equity until realized. Dividend income is recognized when earned.

                                  (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

    (g) Property and Equipment
        ----------------------

    Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The useful lives of the assets are estimated to range between three and five years for all asset categories.

    (h) Land Held For Sale
        ------------------

    The land held for sale is stated at cost. Impairment, if any, is recognized if the estimated fair value less costs to sell are lower than the carrying value.

    (i)  Stock Option Plan
         -----------------

    Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if and to the extent that the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

    (j) Income Taxes
        ------------

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

    (k) Income Per Common and Preferred Share
        -------------------------------------

    Net income per common and preferred share is based upon net income and the number of common and preferred shares outstanding for the period. For purposes of this calculation, the convertible preferred stock is considered to be outstanding common stock, due to the nature and conversion feature of the preferred stock. The stock options (note 9) have not been included in the calculation because they are either antidilutive or dilute income per common and preferred share by less than 3%.

    (l) Impairment of Long-Lived  Assets and Long-Lived Assets to Be Disposed Of
        -----------------------------------------------------------------------
    The Company  adopted the  provisions  of Statement  of Financial  Accounting
        Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) on January 1, 1996. This Statement requires that long-lived

                                  (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell. Adoption of this Statement did not have a material impact on the Companys financial position, results of operations, or liquidity.

    (m) Use of Estimates
        ----------------

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

    (2) Business Acquisition
        --------------------

    On May 19, 1995, the Company purchased the capital stock of Atlantic Hardware and Supply Corporation (Atlantic) for $3,827,895, financed with a $1,800,000 short-term loan and a $2,000,000 borrowing on Atlantics line of credit (note 6). The acquisition was accounted for as a purchase and, accordingly, the cost of the acquisition was allocated to the net assets acquired, based upon their estimated fair values. The Company elected to treat the acquisition as a purchase of assets for tax purposes, which resulted in the Company recording a net deferred tax liability of $206,356 as of the acquisition date (note 10). The resultant excess of the fair value of net assets acquired over the cost, amounting to $1,129,284, is being amortized on a straight-line basis over a ten-year period. In connection with the acquisition, liabilities were assumed as follows:

                    Fair value of assets acquired       $ 7,616,874
                    Cash paid for the capital stock       3,827,895
                                                          ---------
                    Fair value of liabilities assumed   $ 3,788,979
                                                          =========

    The results of operations of Atlantic have been included in the accompanying consolidated statements of income from the date of acquisition.

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

                                            Years ended December 31,
                                               1995          1994
                                               ----          ----
                                                  (Unaudited)
                 Total revenues           $ 20,533,163    19,063,780
                                            ==========    ==========
                 Net income               $    814,294       988,396
                                               =======       =======
                 Net income per share              .05           .06
                                                   ===           ===
Common and preferred shares outstanding     15,486,385    15,486,385
                                            ==========    ==========

                                  (Continued)

                             COLONIAL COMMERCIAL CORP.

(3) Notes Receivable
    ----------------

    Notes receivable consist of the following at December 31:

                                                                  1996         1995
                                                                  ----         ----
              Note receivable (a)                               $  1,000,000     1,000,000
              Subordinated note (b)                                  418,750       553,750
              Note receivable arising from land sale,
                secured, due October 31, 1996,
                interest at 8%                                            -        377,500
                                                                  ---------     ----------
                         Total notes receivable                   1,418,750      1,931,250
              Less current portion                                  105,000        659,500
                                                                  ---------     ----------
                         Total notes receivable,
                           less current portion                $  1,313,750      1,271,750
                                                                  =========      =========

(a) This note was not paid in accordance with the contractual terms of the note agreement, which required payment to be made on December 31, 1995 and, accordingly, the Company made a demand for payment. The debtors instituted an action against the Company and a director of the Company to declare the note unenforceable and for $3,000,000 in punitive damages. In January 1996, the Company instituted an action against the debtors for a summary judgment to enforce payment of the note. Both actions were pending as the Company and the debtors negotiated to restructure the terms of the note in March 1996. The restructured terms of the note were to provide for collateral and scheduled principal payments to begin in April 1996. The parties were unable to agree to the terms of a restructured note and as such the Company pursued its legal action to obtain summary judgment. In June 1996, the Company's motion for summary judgment was denied and the action was consolidated with that of the debtors (the consolidated action). On September 26, 1996, the Company filed an appeal of the decision denying summary judgment and proceeded with the consolidated action.

    The impact of the final resolution of this matter on the Company's results of operations or liquidity in a particular reporting period cannot be estimated. Management is of the opinion, however, that there are meritorious defenses to the claim made by the debtors and that the ultimate outcome of this matter will not have a material adverse effect on the Company's consolidated financial position. The Company has not recorded an allowance against this note at December 31, 1996 as management is of the opinion that the result of the litigation will be favorable and that the Company will be paid pursuant to the note or will obtain assets in a judgment, and the expected future cash flows from the sale of such assets will be at least equal to the amount of the note. However, any amount the Company will ultimately realize upon the final resolution of this matter could differ materially in the near term from the amount recorded on the accompanying consolidated balance sheet due to the outcome of the Company's appeal of the decision denying summary judgment, the outcome of the consolidated action, and availability of assets if awarded in a judgment against the debtor, as well as the cash flows obtained upon the sale of such assets. The final outcome of this matter could have a material effect on results of operations for a particular quarter or year in which the matter is ultimately resolved. The maximum loss on this matter could include both the loss of the note receivable, plus punitive damages. The note receivable is classified as a long-term asset as of December 31, 1996 on the accompanying balance sheet, due to the uncertainty as to when the matter will be resolved.

(b) The Company has a subordinated note due from Monroc (note 4) bearing interest at the prime rate, which was 8.25% and 8.5% at December 31, 1996 and 1995, respectively. Under the terms of the subordination agreement, Monroc made principal payments of $135,000 and $120,000 during 1996 and 1995, respectively, and is to make future payments of $120,000 per year provided that it is in compliance with the terms of its line of credit agreement.

                                           (Continued)

                                        5
                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

    (4) Investment in Monroc, Inc.
        --------------------------

    The Company owns 378,071 shares of Monroc common stock which was classified as an available-for-sale security at December 31, 1996 and 1995. The Company's interest in Monroc constituted 8.5% of the total outstanding shares at December 31, 1996 and 1995. The fair value of the investment security was $2,410,203 and $2,032,132 at December 31, 1996 and 1995,
        respectively , which is comprised of a cost basis of $1,650,000 and a gross unrealized holding gain of $760,203 and $382,132 at December 31, 1996 and 1995, respectively, which is recorded as a separate component of stockholders' equity.

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

    (5) Property and Equipment
        ----------------------

        Property and equipment consist of the following at December 31:

                     Computer hardware                      $  142,465   74,928
                     Office and warehouse equipment             20,465    5,747
                     Furniture and fixtures                     37,109   32,762
                     Automobiles                                51,863   51,863
                                                               -------   ------
                                                               251,902  165,300

                     Less accumulated depreciation             124,930   56,000
                                                               -------  -------
                                                            $  126,972  109,300
                                                               =======  =======

    (6) Financing Arrangements
        ----------------------

    At December 31, 1996 and 1995, the Company had available a line of credit with a financial institution for $2,500,000. Amounts outstanding under the line of credit were $2,273,130 and $2,209,815 at December 31, 1996 and 1995, respectively. Borrowings under the line of credit bear interest at prime plus 2%, which was 10.25% and 10.5% at December 31, 1996 and 1995, respectively. The line of credit agreement expires on May 18, 1997.

    The credit facility allows the Company to borrow against  eligible  accounts receivable on a formula basis. Borrowings under the line of credit are secured by accounts receivable and inventory. Monthly interest and principal payments are based upon monthly accounts receivable collections, as defined.

    The maximum month-end amount outstanding under the line of credit during the year ended December 31, 1996 and 1995 were $2,374,624 and 2,209,815. For the year ended December 31, 1996, average borrowings under the line were $2,023,249 and the weighted average interest rate was 10.3%. From the date of the acquisition of Atlantic through the end of December 31, 1995, average borrowings were $1,789,352 and the weighted average interest rate was 10.8%.

                                                  (Continued)

                     COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

    (7) Notes Payable
        -------------
    Notes payable of $916,445 and $1,410,655 at December 31, 1996 and 1995, respectively, are due to creditors, pursuant to a 1983 reorganization plan. In accordance with the plan the notes were established to include interest, at 6% per annum through maturity, and therefore interest expense is not reflected in the accompanying consolidated statements of income. Included in accrued liabilities at December 31, 1996 and 1995 is approximately $545,355 and $486,628, respectively, of unclaimed payments on the notes payable.

    The aggregate annual maturities of the notes payable, at December 31, 1996, are as follows:


                                  1997         $   469,082
                                  1998             447,363
                                                 ---------
                                               $   916,445
                                               ===========

    (8) Capital Stock
        -------------

    Each share of the Company's preferred stock is convertible into one share of the Company's common stock. Preferred stockholders will be entitled to a dividend, based upon a formula, when and if, any dividends are declared on the Company's common stock. The preferred stock is redeemable, by the Company, at $1.50 per share.

    The voting rights of the common stockholders and preferred  stockholders are based upon the number of shares of convertible preferred stock outstanding. If more than 6,250,000 shares of preferred stock are outstanding five of the nine directors are elected by the common stockholders and the remainder by the preferred stockholders. If more than 3,000,000 but less than 6,250,000 preferred shares are outstanding, six of the nine directors are elected by common stockholders. A majority of the directors elected by preferred stockholders and a majority of the directors elected by the common stockholders are required to approve certain transactions, including, but not limited to, incurring certain indebtedness, merger, consolidation or liquidation of the Company, and the redemption of common stock. Preferred and common stockholders vote together on all other matters.

    At December 31, 1996 there were 10,327,196 shares of common stock reserved for conversion of preferred stock and for the exercise of stock options (note 9).

    (9) Stock Options
        -------------

    In  June 1996,  the  Company  adopted  the 1996 stock  option plan (the 1996
        Plan) pursuant to which the Company's Board of Directors may grant up to 1,000,000 options to key employees and other persons who render service to the Company until December 31, 2005. Under the 1996 Plan, the options can be either incentive or nonqualified. The rate at which the options are exercisable is to be determined by the Board of Directors at the time of grant. The exercise price of the incentive stock options may not be less than the fair market value of the Company's common stock on the date of grant. The exercise price of the nonqualified stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant. No options were granted in 1996 under the 1996 Plan.

    In May 1995, nonqualified options to purchase 50,000 shares of common stock were granted to a key employee at $0.38 per share which equaled the fair market value of the shares at the date of grant under the 1986 stock option plan (1986 Plan). The 1986 Plan, which expired on December 31, 1995, had similar provisions to that of the 1996 Plan.


                                             (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

    The per share weighted average fair value of the stock options granted during 1995 was $0.35 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield 0%, expected volatility of 100%, risk-free interest rate of 6.4% and an expected life of 10 years.

    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements On a pro forma basis, had the Company determined compensation cost based upon the fair value at the grant date for its stock options under Statement 123, the Company's net income would have been reduced by approximately $17,500 with no impact to earnings per share.

Changes in options outstanding are as follows:

                                                     Shares Subject       Weighted Average
                                                        to Option          Exercise Price
                                                      ------------         --------------
    Balance at December 31, 1993                         677,500          $     .28
    Granted                                                    -                  -
                                                        --------
    Balance at December 31, 1994                         677,500                .28
    Granted                                               50,000                .38
                                                        --------
    Balance at December 31, 1995                         727,500                .29
    Granted                                                    -                  -
                                                        --------
    Balance at December 31, 1996                         727,500          $     .29

    At December 31, 1996, 1995 and 1994, all shares subject to option were exercisable. At December 31, 1996, the range of exercise prices and weighted average remaining contractual life of outstanding options was $.25-$.38 per share and six years, respectively.

    (10) Income Taxes
         ------------

    The provision (benefit) for income taxes attributable to income is comprised of:

                                     1996                       1995
                                     ----                       ----

                           State and                           State and
                 Federal     Local       Total       Federal     Local       Total
                 -------     ------      -----       -------     -----       -----
      Current    $ 4,569     181,804     186,373      43,989     266,640     310,269
      Deferred   $     -           -           -     (26,713)   (179,643)   (206,356)
                   -----     -------     -------     --------   ---------   ---------
                 $ 4,569     181,804     186,373      17,276      86,997     104,273
                   =====     =======     =======      ======      ======     =======

    Income tax  expense  for 1996 and 1995  differed  from  amounts  computed by applying the U.S. Federal income tax rate of 34% to pre-tax income due to state and local taxes, net of Federal income tax benefit and a net reduction in the valuation allowance of deferred tax assets of
        $1,183,811 and $858,475 for 1996 and 1995, respectively. Income tax expense for 1994 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income due to a reduction in the valuation allowance of $99,659.

    In connection with the acquisition of Atlantic, the Company elected, pursuant to Internal Revenue Code Section 338(h)(10), to treat the acquisition as a purchase of assets. Accordingly, the Company recorded a net deferred tax liability of $206,356 at the date of acquisition. The deferred tax liability is net of a benefit recorded for the tax effect of the expected utilization of the Company's operating loss carryforwards in the amount of $393,039, as a result of the acquisition. The net deferred tax liability of $206,356 reversed during 1995 and was currently due at December 31, 1995.

                                       (Continued)

                     COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

    The components of deferred income tax benefit attributable to income from continuing operations are as follows:

                                                                           1996          1995
                                                                           ----          ----
             Deferred tax expense (exclusive of the effect
                 of the other components listed below)                     115,489      (212,698)
             Adjustment to deferred tax assets for expired
                 net operating loss carryforwards                        1,063,322       234,418
             Recording of deferred tax liability in
                 connection with acquisition                                     -       206,356
             Decrease in the valuation allowance for
                 deferred tax assets                                    (1,178,811)     (434,432)
                                                                         ---------      --------

                                                                       $         -      (206,356)
                                                                         =========      ========

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1996 and 1995 are presented below.

                                                             1996           1995
                                                             ----           ----
     Net operating loss carryforwards                 $ 12,917,942       14,264,144
     Accounts receivable due to allowance
         for doubtful accounts                             146,249           65,315
        Inventory due to valuation reserve                  85,283                -
     Alternative minimum tax credit carryforward            45,163           43,989
                                                       -----------       ----------

             Total gross deferred tax assets            13,194,637       14,373,448

              Less valuation allowance                 (13,194,637)     (14,378,448)
                                                        ----------      -----------
              Net deferred tax assets                 $          -                -
                                                        ==========      ===========

    At December 31, 1996, the  Company has net operating loss  carryforwards for federal  income  tax  purposes  of  approximately  $38,000,000.  Varying amounts of the net operating loss carryforwards will expire each year from 1997 through 2015. Approximately $1,933,000 of the net operating loss carryforwards will expire if not utilized during 1997. During 1996, the Company utilized approximately $832,000 of its net operating loss carryforwards and $3,127,418 expired. The net operating loss carryforwards have been substantially reduced as a result of certain annual limitations and they may be further limited to utilization against the future earnings of the subsidiary which sustained the loss. If certain substantial changes in ownership occur, there would be a further annual limitation on the amount of tax carryforwards which can be utilized in the future.

                                  (Continued)

                                         9
                     COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements, Continued

(11) Fair Value of Financial Instruments
     -----------------------------------

    Financial Accounting Standards Board Statement No.107, "Disclosure about
        Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of all financial instruments classified as current assets or liabilities is deemed to approximate fair value, with the exception of the notes receivable and notes payable, because of the short maturity of these instruments.

    It was not possible to estimate the fair value of the $1,000,000 note receivable due to the litigation surrounding the collectibility of the note (notes 3 (a) and 16 (a)). The remaining notes approximate fair value as the interest rates are comparable to rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

    The notes payable carrying amounts of $916,445 and $1,410,655 in the accompanying consolidated balance sheets, have an estimated fair value of approximately $874,950 and $1,163,000 at December 31, 1996 and 1995, respectively. The fair values of the notes payable were estimated by discounting the future cash flows of the instrument at a rate currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

(12) Supplemental Cash Flow Information
     ----------------------------------

    The following is supplemental information relating to the consolidated statements of cash flows:

                                           1996      1995     1994
                                           ----      ----     ----
       Cash paid during the years for:
          Interest                      $  260,628  154,575      -
                                           =======  =======  =====
          Income taxes                  $  250,878  108,741      -
                                           =======  =======  =====

    Non-cash transactions:

    In 1995, the Company issued a note receivable for $377,500 in connection with the sale of land.

    As of December 31, 1996 and 1995, the Company recorded an unrealized holding gain relating to available-for-sale marketable equity securities of $378,071 and $382,132 , respectively, as a separate component of stockholder's equity.

(13) Employee Benefit Plans
     ----------------------

    The Company has a profit-sharing plan and a 401(k) plan, which cover substantially all employees of Atlantic. Participants in the 401(k) plan may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The 401(k) plan does not provide for matching contributions, however, the Board of Directors can authorize discretionary contributions to both the profit sharing and 401(k) plans. In 1996 and 1995, the Board of Directors authorized $75,000 and $33,827, respectively of such discretionary contributions to the plans. Prior to 1995 the Company did not have these employee benefit plans.

                                                    (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(14) Industry Segments
     -----------------

    Summarized financial information for each of the Company's two business segments for 1996 and 1995 is as follows:

                                                Door
                                              hardware,        Investing
                                               doors         activities and
      1996                               and door frames       corporate       Total
      ----                               ----------------     ------------     -----

      Revenues                              $25,051,282         143,055       25,194,337
      Operating income (loss)                 1,507,194        (768,007)         739,187
      Identifiable assets                    10,218,917       5,476,943 (a)   15,695,860
      Depreciation  expense                      63,298           5,632           68,930
      Capital expenditures                       84,104           2,498           86,602
                                                 ======           =====           ======

      1995
      ----

      Revenues                              $13,653,247         304,039      13,957,286
      Operating income (loss)                   928,575        (516,250)        412,325
      Identifiable assets                     8,477,432       5,876,851 (a)  14,354,283
      Depreciation expense                       31,406           2,693          34,099
      Capital expenditures                       31,499           3,338          34,837
                                                 ======           =====          ======

    (a) Principally related to the Company's investing activities.

(15) Business and Credit Concentrations
     ----------------------------------

    During 1996, four customers accounted for approximately 23% of the Company's annual sales and during 1995, seven customers accounted for approximately 30% of the Company's annual sales. At December 31, 1996, seven customers had accounts receivable balances, which in the aggregate represented 30% of the total net receivable and at December 31, 1995, six customers represented 27% of the total net receivables. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company as a policy does not require collateral from its customers.

(16) Commitments and Contingencies
     -----------------------------

    a)  Legal Proceedings
        -----------------

    The Company was named in an action seeking $3,000,000 in punitive damages in connection with a $1,000,000 note receivable (note 3(a)). The impact of the final resolution of this matter on the Company's results of operations or liquidity in a particular reporting period cannot be estimated. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on the Company's consolidated financial position.



                                                (Continued)

                    COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

    (b) Environmental Matters
        ---------------------

    The Company owns a 50% interest in a 10-acre property located in Murray, Utah, which contains lead slag deposited by the former owner. For this and adjoining properties, the Environmental Protection Agency (EPA) has concluded that remedial action should be taken and has been proposed by the EPA for listing on the National Properties List for cleanup of the lead slag. Although the Company has not been a generator of the slag material, under the Comprehensive Environmental Response Compensation and Liability Act, the current owner of a property may be liable for response costs. Although the EPA typically pursues the generator responsible for delivering the material, a possible claim exists against the property owner. In such case, the Company would pursue a claim against former owners for its respective share of the cost of cleanup. The Company has not been designated a Potentially Responsible Party by the EPA with respect to cleanup of any waste at this site.

    The Company has been participating in a study group with the EPA, the former owner, Murray City, and other current land owners to develop a plan that would result in the remediation of the property. An agreement in principle has been reached among all parties and upon execution of a formal understanding, the EPA will begin the process of preparing a consent agreement in 1997. Cleanup will take several years to accomplish and involves a combination of off-site disposal, development of the area, including new road construction and on-site treatment. Development of the land for commercial purposes will be possible at the end of the process. The remediation plan calls for the dedication of less than one acre of the Company's property for the extension of a roadway in Murray City. If the consent agreement is approved, any cost to the Company is not expected to be material. However, until approval of a consent agreement, it is difficult to estimate the financial impact to the Company, if any.

    (c) Employment Contracts
        --------------------

    The Company has employment contracts with two officers and various employees with remaining terms ranging from one to four years at amounts approximating their current levels of compensation. The Company's remaining aggregate commitment at December 31, 1996 under such contracts is approximately $1,555,200.

    (d) Leases
        ------

    The Company  is  obligated  under  operating  leases for  warehouse,  office facilities and certain office equipment. Minimum annual rental payments, including real estate taxes, amounted to approximately $291,600, $208,000 and $18,000 for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, future minimum lease payments in the aggregate and for each of the five succeeding years are as follows:


                         1997                         265,942
                         1998                         272,534
                         1999                         205,104
                         2000                          77,690
                         2001                          10,842
                                                      -------
                                                    $ 832,112
                                                      =======

OFFICERS

Bernard Korn, Chairman of the Board/President
James W. Stewart, Executive Vice President/Treasurer/Secretary

SUBSIDIARY
Atlantic Hardware and Supply Corporation
  Paul Selden, President

DIRECTORS
Raphael M. Brackman
  Retired Corporate Executive

Gerald S. Deutsch
  Certified Public Accountant and Attorney

William Koon
  President - Lords Enterprises, grain merchants

Bernard Korn
  Chairman of the Board/President

Donald K. MacNeill
  Retired Corporate Executive

Ronald Miller
  Miller and Hearn, attorneys

Jack Rose
  Investor

James W. Stewart
  Executive Vice President/Treasurer/Secretary

Carl L. Sussman
  Investor

COUNSEL                               STOCK LISTINGS - NASDAQ
  Oscar D. Folger, Esq.                 Convertible Preferred Stock
  New York, New York                    Symbol  = CCOM-P

AUDITORS                                Common Stock
  KPMG Peat Marwick LLP                 Symbol = CCOM
  Jericho, New York

REGISTRAR AND TRANSFER AGENT          10-KSB AVAILABLE
  American Stock Transfer Co.         The Annual Report on Form 10-KSB
  New York, New York                  as filed with the Securities and
                                      Exchange Commission, is available
TRUSTEE OF 6% NOTES                   to stockholders without charge
  IBJ Schroder Bank & Trust Co.       upon written request to:
  New York, New York
                                      Secy., Colonial Commercial Corp.
 ANNUAL STOCKHOLDERS MEETING          3601 Hempstead Turnpike
  Wednesday, June 11,1997,10:30 AM    Levittown, New York 11756-1315