Form 10KSB, Exhibit 13
period 1997-12-31
COLONIAL COMMERCIAL CORP
filed 1998-03-31
CIK 21828

EXHIBIT 13







                            COLONIAL COMMERCIAL CORP.

                                  ANNUAL REPORT

                                      1997

TO OUR SHAREHOLDERS

     We are pleased with your Company's accomplishments during 1997, as management continued to take steps designed to enhance shareholder value. Part of our strategy involves a simplification of the corporate structure at Colonial Commercial Corp. ("Colonial"), so that investors can more effectively recognize the Company's asset values and potential for earnings growth.

     Stockholders' equity increased by 25% last year and stood at approximately $8.9 million on December 31, 1997. This is equivalent to a book value of $2.86 on a diluted per share basis, after taking into account a five-to-one reverse stock split for our common and preferred shares outstanding, which was effective January 30, 1998. The increase in stockholders' equity was derived from operating income generated by our Atlantic Hardware and Supply Corporation subsidiary ("Atlantic"), an increase in the value of our investment position in Monroc, Inc. ("Monroc"), a gain on the sale of land located in Salt Lake County, Utah, and the recognition of anticipated income tax benefits.. These profits were partially offset by a write-off of deferred expenses related to an acquisition transaction, which management chose not to complete during the course of the year.

     Atlantic's operating income totaled $1,154,000 during 1997, on sales of approximately $22.6 million. This compared with operating income of $1,425,000 and sales of approximately $25.1 million in the previous year. The decrease in sales primarily reflects a decline in the number of major building projects available for bid last year in Atlantic's primary markets in the New York metropolitan area. Atlantic should realize significant improvements to its organizational and operational efficiencies from the merger of its Long Island office with its New York City headquarters during 1997 and the expenditure of approximately $275,000 to upgrade its computer systems. While management reviewed a number of acquisition prospects and will continue to pursue external growth opportunities within the door hardware industry, we were unable to identify a transaction which was consistent with our strategic objectives during 1997.

     In the investment arena, Colonial had an outstanding year during 1997. We realized a gain of $238,000 on the sale of 50,000 shares of Monroc common stock. The value of our remaining 328,071 Monroc shares approximated $3.3 million on December 31, 1997 compared with an original cost basis of approximately $1.4 million provides Colonial with an unrealized holding gain of almost $1.9 million on its remaining Monroc investment. On January 29, 1998, Monroc signed a definitive merger agreement with privately-held U.S. Aggregates, Inc., wherein U.S. Aggregates, Inc. will acquire all of the outstanding Monroc stock for $10.77 per share in cash. We currently expect the transaction, which has been approved by the Boards of Directors of both companies, to be completed in the second quarter of 1998, pending the approval of Monroc's shareholders and appropriate regulatory agencies and the satisfaction of certain other conditions. If the transaction is completed in accordance with the terms currently proposed, Colonial should receive over $3.5 million in cash for its Monroc shares and should realize a profit of approximately $2 million from the transaction.

     Colonial also owns a 50% interest in a parcel of raw land located in Salt Lake County, Utah. Together with its 50% partner, Colonial has entered into an option agreement with a private company that anticipates sale of the land for approximately $2.3 million, once the optionee's conditions have been satisfied. If this transaction closes during the second quarter of 1998, as anticipated, Colonial will realize a gain of over $800,000 on its investment in the land parcel.

     During January 1998, Colonial retired its remaining long-term debt. The Company currently has approximately $2 million in additional borrowing capacity available under its secured revolving credit line. When combined with anticipated proceeds from sale of its Monroc stock and Utah real estate, Colonial should enter the second half of 1998 with no long-term debt outstanding, approximately $4.8 million in cash, as well as additional borrowing capacity available for acquisitions and other strategic investments. Subject to the closing of the transactions described above, shareholders' equity should exceed $9.6 million, which would be equivalent to over $3.00 on a diluted per share basis.

     Acquisitions which meet Colonial's stringent criteria regarding industry compatibility, pricing and quality of management are not easy to find and, similarly, investment opportunities with the potential to replicate our successful experience with Monroc do not occur with great frequency. Management will continue to pursue a strategy designed to build upon the strengths of Atlantic and to enhance shareholder value through strategic investments. We also expect shareholder value to benefit from greater exposure of your Company within the investment community during 1998 and future years.

     On behalf of management and the Board of Directors, I would like to thank all of our employees, customers, vendors and shareholders for their continued support, and I look forward to reporting upon your Company's future accomplishments.

Respectfully submitted,


Bernard Korn
Chairman of the Board and President
April 9, 1998

CORPORATE PROFILE:

     Colonial Commercial Corp. ("Colonial"), through its ownership of Atlantic Hardware and Supply Corporation ("Atlantic"), distributes door hardware, doors and door frames, primarily to building contractors and architectural firms. Most of Atlantic's customers are involved in the design, construction, rehabilitation, remodeling, and/or maintenance of commercial, residential and institutional structures, including office buildings, hospitals, hotels, schools, government facilities and high-rise apartment buildings.

     Atlantic, which was founded in 1946, recorded revenues of $22.6 million during the year ended December 31, 1997. Headquartered in New York City, Atlantic also has offices in Georgia, Illinois and Pennsylvania.

     Colonial also seeks to enhance shareholder value through strategic investments. Currently, the Company owns 328,071 shares of Monroc, Inc. (Nasdaq:
"MROC"), a Utah-based concrete products company, and a 50% interest in a real estate parcel in Salt Lake County, Utah.

     Monroc has signed a definitive merger agreement pursuant to which privately-held U.S. Aggregates, Inc. will purchase all of its outstanding common stock for $10.77 per share in cash. If this transaction is completed on proposed terms during the second quarter of 1998, as expected, Colonial should receive over $3.5 million in cash for its Monroc shares and will realize a profit of approximately $2 million from the transaction.

     Regarding the Utah land parcel, Colonial and its 50% partner have entered into an agreement with a private company, which anticipates sale of the land for approximately $2.3 million, once certain conditions have been satisfied. If the option is exercised, Colonial will realize cash proceeds of approximately $1 million and a profit exceeding $800,000 on this investment.

     Colonial anticipates that proceeds from these transactions will be redeployed into strategic acquisitions and investments, in order to enhance shareholder value.

     Market Price of Company's Common Stock, Convertible Preferred Stock and Related Security Holder Matters:

(a)      Price Range of Common Stock and Preferred Stock

     The Company's Common Stock and Convertible Preferred Stock are traded on the Nasdaq small capitalization automated quotation system. The following table sets forth the quarterly high and low bid prices during 1997 and 1996 as reported by the National Association of Securities Dealers, Inc. monthly statistical reports. The quotations set forth below, which give effect to a five-to-one reverse stock split that was effective January 30, 1998, represent inter-dealer quotations which exclude retail markups, markdowns and commissions and do not necessarily reflect actual transactions.

                              Common Stock           Convertible Preferred Stock
                           High            Low           High             Low
                           ----            ---           ----             ---
1997

First Quarter            $3  7/16        2  3/16        $3  7/16         2  3/16
Second Quarter            3  7/16        2  1/32         3  9/32         2  1/32
Third Quarter             4  1/16        2  3/16         3 29/32         2  3/16
Fourth Quarter            2 13/16        1  7/8          2 21/32         1  7/8

1996

First Quarter            $2 11/32        1  1/4       $1  7/8            1  1/4
Second Quarter            2 11/32        1 23/32       2 11/32           1 23/32
Third Quarter             2 11/32        1 23/32       2 11/32           1  9/16
Fourth Quarter            3  3/4         1  7/8        3  9/32           2  1/32

(b) Approximate Number of Common and Convertible Preferred Stockholders

                                            Approximate Number Of Record Holders
Title Of Class                                  (As Of March 13 , 1998)
--------------                                  -----------------------

Common Stock par value $.05 per share                  1,077
Convertible Preferred Stock par value $.05 per share   7,513

(c ) Dividends

The Company does not contemplate Common Stock dividend payments in the near future.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations 1997-1996

The Company reported net income of $672,356 for the 1997 year compared to net income of $547,675 for the year 1996. The 1997 income consisted of net income of $727,448 from Atlantic, as compared to $964,439 for 1996. Gain on sale of land was $196,066 in 1997, as compared to $258,651 in 1996. In 1997, the Company realized a $238,033 gain on the sale of 50,000 shares of Monroc, Inc. stock while none were sold in 1996. The Company still holds 328,071 shares representing 7.2% of the outstanding common stock of Monroc, Inc. Interest income increased to $191,473 in 1997 from $121,781 in 1996 principally due to the settlement and collection of a $1,000,000 note which had been in litigation since January 1996. Other income increased to $178,231 in 1997 from $13,064 in 1996 principally due to the reversion to the Company of approximately $150,000 of unclaimed payments made on the Company's 6% notes, in accordance with the opinion of counsel.

Sales decreased $2,416,709 (9.6%) to $22,642,783 in 1997 compared to $25,059,492 principally due to a decrease in the availability of larger projects in the New York metropolitan area. The December 31, 1997 backlog was $8,871,000, as compared to $9,630,000 at December 31, 1996. The $759,000 decrease in backlog is principally due to the merger of Atlantic's Long Island office with its New York City office and a reduced sales effort in the Long Island market. It is anticipated that approximately 95% of the backlog will be shipped during 1998.

Gross profit decreased $653,420 to $5,837,803 in 1997 compared to $6,491,223 principally due to decreased sales.

Selling, general and administrative expenses decreased $435,017 to $5,451,864 in 1997, compared to $5,886,881 in 1996 due to cost reductions made in response to lower sales and the closing of Atlantic's Long Island office. Write-off of deferred expenses for abandoned acquisition relates to the Company's terminated effort to acquire U.S. Computer Group, Inc.

The Company continues to seek the acquisition of or merger with companies that businesses generate a recurring stream of income. Reported earnings in the near term will be affected by the operating results of Atlantic, the timing of the remaining land sale in Utah and closing of the merger transaction regarding Monroc and the timing and size of any new acquisition.

The Company has provided for income taxes primarily for state income taxes associated with income from Atlantic. In addition, in the fourth quarter, the Company recorded a tax benefit of approximately $306,000 by adjusting its deferred tax valuation allowance for the anticipated use of net operating loss carryforwards. In light of the expected land sale and sale of Monroc stock, the Company believes that it is more likely than not that this benefit will be realized.

Results of Operations 1996-1995

The Company reported net income of $547,675 for the year 1996 compared to net income of $875,259 for the year 1995. The 1996 income consisted of net income of $964,439 from Atlantic for the full 12 months in 1996, compared to $616,585 from the date of its acquisition on May 19, 1995 to December 31, 1995. Gain on sale of land decreased to $258,651 in 1996 compared to $744,936 in 1995.

Sales increased to $25,059,492 in the year 1996 from $13,653,247 reported in the 1995 year principally attributable to Atlantic's full year of sales. Atlantic's full year sales for 1995 were $20,106,956. Atlantic's sales backlog was $9,630,000 at December 31, 1996 as compared to $11,480,000 at December 31, 1995.
It is anticipated that approximately 95% of the backlog will be shipped during the 1997 year.

Total cost of sales increased $8,528,513; selling, general and administrative expenses increased $2,381,676 and interest expense increased $86,061 all principally due to including Atlantic's operations for a full 12 month period compared to the shorter period in 1995. As a percentage of sales, selling, general and administrative expenses decreased approximately 2%. This 2% decrease is due to a full year of Atlantic's sales offsetting the parent company expenses. The expenses of Atlantic on a percentage of sales basis remained consistent.

Forward-looking Statements
--------------------------

This Report on Form 10-KSB contains forward-looking statements relating to such matters as anticipated financial performance and business prospects. When used in this Report, the words "anticipates," "expects," "may", "intend" and similar expressions are intended to be among the statements that identify forward-looking statements. From time to time, the Company may also publish forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements involve risks and uncertainties, including, but not limited to, the consummation of certain events referred to in this report, technological changes, competitive factors, maintaining customer and vendor relationships, inventory obsolescence and availability, and other risks detailed in the Company's periodic filings with the Securities and Exchange Commission, which could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

Impact of Changing Prices

The Company was not materially affected by changing prices in 1997.

Capital Resources

As of December 31, 1997, the Company had $1,240,986 in cash compared to $1,322,533 in cash at December 31, 1996.

Cash flows used in operations during the 1997 year were principally attributable to a decrease in accounts payable resulting from Atlantic's reduction in inventory and accounts receivable which resulted from a $2.4 million reduction in sales.

Cash flows provided by investing activities of $623,097 during 1997 were principally due to proceeds received from the sale of land, sale of Monroc, Inc. stock, payments on a note receivable offset by capital expenditures and abandoned acquisition costs.

Cash flows used in financing activities of $752,104 during 1997 were due to payments made on notes and a $283,022 decrease in line of credit borrowings.

At December 31, 1996, the Company had a $1,000,000 note receivable which was the subject of litigation. In April 1997, the Company was granted a summary judgment. On December 8, 1997, the judgment, interest and costs in the amount of $1,207,139 were paid to the Company, $575,000 in cash and $632,139 in a note receivable. The note receivable, with interest at the rate of 9% per annum is payable in eight semi-annual installments of $79,017 and is secured by a real estate mortgage and other collateral.

The Company believes that its cash is adequate for its present operations and that credit is available should it be required. The Company's $3,500,000 line of credit is reviewed annually each May. The Company believes the credit facility will continue under the same terms and conditions. The Company's resources consist primarily of cash, investment in Atlantic and Monroc, notes receivable and land held for sale. The Company believes the carrying value of its land held for sale is less than its market value as evidenced by an option agreement entered into by the Company with a private company that anticipates the sale of land for $2.3 million.

Year 2000 Date Conversion
-------------------------

The year 2000 issue affects computer systems that have time-sensitive programs that may not properly recognize the year 2000. The computer systems at Atlantic are currently being upgraded and, upon completion, they will be year 2000 compliant. Management believes that the remainder of its computer systems are year 2000 compliant. Since the Company's computer systems will be year 2000 compliant and it does not have significant data communications with its customers, suppliers, financial institutions and others, management believes that the year 2000 issue will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements
--------------------------------

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1997. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement further requires that an entity display an amount representing total comprehensive income for the period in that financial statement. This Statement also requires that an entity classify items of other comprehensive income by their nature in a financial statement. For example, other comprehensive income may include foreign currency items and unrealized gains and losses on investments in equity securities. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. The impact of the adoption of this statement on the Company will be the inclusion of any change in unrealized gain on its investment security in comprehensive income. The Company will adopt this accounting standard effective January 1, 1998, as required.

In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This Statement requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliations of total segment revenues, total segment profit or loss, total segment assets and other amounts disclosed for segments to corresponding amounts reported in the consolidated financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. The Company has not determined the impact that the adoption of this new accounting standard will have on its consolidated financial statement disclosures. The Company will adopt this accounting standard in its annual report on Form 10-KSB for 1998.

                            COLONIAL COMMERCIAL CORP.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors and Stockholders
Colonial Commercial Corp.:


We have audited the accompanying consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Commercial Corp. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                    /S/ KPMG PEAT MARWICK LLP

March 6, 1998
Jericho, New York

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1997 and 1996

             ASSETS                                     1997             1996
            ------                                     ----             ----

Current assets:
  Cash                                              $  1,240,986      1,322,533
  Accounts receivable, net of allowance
  for doubtful accounts of
  $416,688 in 1997 and $317,250 in 1996                7,904,353      8,305,224
  Inventory                                              823,267      1,705,747
  Notes receivable - current portion                     278,035        105,000
  Prepaid expenses and other assets                      114,245         82,292
  Investment in Monroc, Inc.                           3,321,790           --
  Land held for sale                                     174,226           --
  Deferred taxes                                         306,000           --
                                                    ------------   ------------

      Total current assets                            14,162,902     11,520,796

Notes receivable, excluding current portion              652,854      1,313,750
Investment in Monroc, Inc.                                 --         2,410,203
Property and equipment, net                              344,701        126,972
Land held for sale                                         --           324,139
                                                    ------------   ------------
                                                    $ 15,160,457     15,695,860
                                                    ============   ============

      LIABILITIES AND STOCKHOLDERS' EQUITY
      -----------------------------------
Current liabilities:
  Accounts payable                                  $  1,748,551      3,177,550
  Accrued liabilities                                  1,075,218      1,094,335
  Income taxes payable                                   112,606        137,000
  Borrowings under line of credit                      1,990,108      2,273,130
  Notes payable - current portion                        447,363        469,082
                                                    ------------   ------------
      Total current liabilities                        5,373,846      7,151,097
Notes payable, excluding current portion                   --           447,363
Excess of acquired net assets over cost                  837,543        950,475
                                                    -------------  ------------
      Total liabilities                                6,211,389      8,548,935
                                                    -------------  ------------
Stockholders' equity:
Convertible preferred stock, $ .05
  par value, liquidation preference of
  $8,337,710 and $8,599,696 at
  December 31, 1997 and 1996, respectively,
  2,468,860 shares authorized, 1,667,542 and
  1,719,939 shares issued and outstanding
  at December 31, 1997 and 1996, respectively             83,377         85,997
Common stock, $.05 par value, 20,000,000 shares
  authorized, 1,429,735 and 1,377,338 shares
  issued and outstanding at December 31, 1997 and
  and 1996, respectively                                  71,487         68,867
Additional paid-in capital                             9,023,669      9,023,669
Unrealized gain on investment security                 1,889,990        760,203
Accumulated deficit                                   (2,119,455)    (2,791,811)
                                                    ------------   ------------
      Total stockholders' equity                       8,949,068      7,146,925
                                                    ------------   ------------
Commitments and contingencies
                                                    $ 15,160,457     15,695,860
                                                    ============   ============


See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1997, 1996 and 1995



                                          1997            1996         1995
                                          ----            ----         ----


Sales                                  $ 22,642,783     25,059,492   13,653,247
Cost of sales                            16,804,980     18,568,269   10,039,756
                                       ------------     ----------   ----------

      Gross profit                        5,837,803      6,491,223    3,613,491

Selling, general and
administrative expenses, net              5,451,864      5,886,881    3,505,205
Write-off of deferred expenses
for abandoned acquisition                   385,705         --            --
                                       ------------     ----------   ----------
      Operating income                          234        604,342      108,286

Gain on sale of Monroc, Inc. stock          238,033         --            --
Gain on land sale                           196,066        258,651      744,936
Interest income                             191,473        121,781      271,866
Other income                                178,231         13,064       32,173
Interest expense                           (287,381)      (263,790)    (177,729)
                                       ------------     ----------   ----------
      Income before income taxes            516,656        734,048      979,532

Income taxes (benefit)                     (155,700)       186,373      104,273
                                       ------------     ----------   ----------
      Net income                       $    672,356        547,675      875,259
                                       ============     ==========   ==========

Net earnings per common share:
  Basic                                $        .47            .40          .65
                                                ===            ===          ===
  Diluted                              $        .21            .17          .28
                                                ===            ===          ===
Weighted average shares outstanding:
  Basic                                   1,418,719      1,362,939    1,343,055
                                       ============     ==========   ==========
  Diluted                                 3,164,840      3,137,181    3,116,449
                                       ============     ==========   ==========



See accompanying notes to consolidated financial statements.

                            COLONIAL COMMERCIAL CORP.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1997, 1996 and 1995


                                                                      Net Un-
                                   Con-                               realized                 Total
                                 vertible                 Additional   gain on      Accu-     stock-
                                preferred       Common     paid-in   investment    mulated    holders'
                                  stock          stock     capital    security     deficit     equity
                                  -----          -----     -------    --------     -------     ------


Balances at                    $   88,348        66,516    9,023,669     --      (4,214,745)  4,963,788
   December 31, 1994                 --

Conversion of 23,134
   shares of preferred stock
   to common stock                 (1,156)        1,156         --        --          --           --

Net income                           --            --           --        --         875,259     875,259

Net unrealized gain on
   investment security               --            --           --      382,132        --        382,132
                               ----------     ----------   ---------- ----------  ----------   ---------

Balances at
   December 31, 1995               87,192        67,672    9,023,669    382,132    (3,339,486)  6,221,179

Conversion of 23,895
   shares of preferred stock
   to common stock                 (1,195)        1,195         --         --           --          --

Net income                           --            --           --         --        547,675      547,675
Net unrealized gain on
   investment security               --            --           --      378,071         --        378,071

                                ----------    ----------  ---------- ----------    ----------   ----------
Balances at
   December 31, 1996               85,997        68,867    9,023,669    760,203    (2,791,811)  7,146,925

Conversion of 52,397
   shares of preferred stock       (2,620)        2,620         --         --            --          --
   to common stock                   --            --           --
Net income                           --            --           --         --        672,356      672,356
Net unrealized gain on
  investment security                --            --           --    1,129,787          --     1,129,787                       --
                                ----------    ----------  ---------- ----------    ----------  ----------
Balances at
   December 31, 1997            $  83,377        71,487    9,023,669  1,889,990    (2,119,455)  8,949,068
                                ----------    ----------  ---------- ----------    ----------  ----------



See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1997, 1996 and 1995



                                                                   1997             1996          1995
                                                                   ----             ----          ----
Reconciliation of net income to net cash provided by
   (used in) operating activities:
   Net income                                                  $   672,356        547,675        875,259
   Adjustments to reconcile  net income to cash  provided
     by (used in) operating activities,  net of effects from
     the purchase of Atlantic Hardware & Supply Corp.:
        Deferred tax benefit                                      (306,000)          --         (206,356)
        Gain on disposal of fixed assets                            (6,784)          --          (11,201)
        Gain on sale of land                                      (196,066)      (258,651)      (744,936)
        Gain on sale of Monroc, Inc. stock                        (238,033)          --             --
        Provision for allowance for doubtful accounts              270,000        232,600        137,650
        Depreciation                                                70,326         68,930         34,099
        Amortization of excess of acquired net assets
            over cost                                             (112,932)      (115,774)       (63,035)
        Write-off of deferred expenses for abandoned
            acquisition                                            385,705           --             --
        Changes in assets and liabilities:
           Accounts receivable                                     130,871     (1,722,423)    (1,292,750)
           Inventory                                               882,480       (404,292)       474,394
           Prepaid expenses and other assets                       (31,953)        74,068         16,399
           Accounts payable                                     (1,428,999)       612,534        588,590
           Accrued liabilities                                     (19,117)       164,322         57,610
           Income taxes payable                                    (24,394)       (69,356)       206,356
           Other                                                      --            5,801          9,888
                                                                    ------       --------         ------
               Net cash provided by (used in) operating
                    activities                                      47,460       (864,566)        81,967
                                                                    ------       --------         ------
Cash flows from investing activities:
   Payment for purchase of Atlantic Hardware & Supply
       Corp., net of cash acquired                                    --             --       (3,788,395)
   Proceeds from (purchase of) investment securities                  --             --        2,600,000
   Proceeds from sale of land                                      345,979        336,088        422,500
   Proceeds from sale of Monroc, Inc. stock                        456,233           --             --
   Payments received on notes receivable                           487,861        512,500        129,036
   Proceeds from disposal of fixed assets                           19,457           --             --
   Additions to property and equipment                            (300,728)       (86,602)       (34,836)
   Costs incurred with respect to planned acquisition             (385,705)          --             --
                                                                  --------        -------       --------
             Net cash provided by (used in)
                  investing activities                             623,097        761,986       (671,695)
                                                                   -------        -------       --------
Cash flows from financing activities:
   Payments on notes payable                                      (469,082)      (494,210)      (519,341)
   Borrowing from short-term bank loan                                --             --        1,800,000
   Repayment of short-term bank loan                                  --             --       (1,800,000)
   Net borrowings (repayments) under line of credit               (283,022)        63,315      2,159,815
                                                                  --------         ------      ---------
            Net cash provided by (used in)
                financing activities                              (752,104)      (430,895)     1,640,474
                                                                  --------       --------      ---------

Increase (decrease) in cash                                        (81,547)      (533,475)     1,050,746

Cash - beginning of period                                       1,322,533      1,856,008        805,262
                                                                 ---------      ---------        -------

Cash - end of period                                           $ 1,240,986      1,322,533      1,856,008
                                                               ===========      =========      =========


  See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995



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

     (c)  Cash Equivalents
          ----------------

      For purposes of the statements of cash flows, the Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1997 and 1996.

     (d)  Inventory
          ---------

      Inventory is stated at the lower of cost or market and consists solely of finished goods. Cost is determined using the first-in, first-out method. During the fourth quarter of 1997, the Company reversed approximately $217,000 of inventory reserves that were established during the first three quarters of 1997 upon determination that such reserves were no longer required.

     (e)  Notes Receivable
          ----------------

      Notes receivable are recorded at cost, less the related allowance for impaired notes receivable, if any.

     (f)  Investment in Monroc, Inc.
          --------------------------

      The Company classifies its investment in Monroc, Inc., (Monroc) (note 4), as an available-for-sale security. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Dividend income is recognized when earned. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

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

      (i)  Stock Option Plan
           -----------------

      Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if and to the extent that the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

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

     (k)  Reverse Stock Split
          -------------------

         On January 30, 1998, the Company made effective a five-to-one reverse stock split, which shareholders approved on January 13, 1998. All references in the consolidated financial statements referring to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the five-to-one reverse stock split and the increase in authorized common stock (note 8).

     (l) Net Earnings Per Common Share
         ------------------------------

         In February 1997, the Financial Accounting Standards Board issued
          Statement No. 128, "Earnings per Share" (Statement 128). Statement 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilution. It is based upon the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted
                                                               (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES into common stock. Earnings per share amounts for all periods presented have been restated to conform to the new presentation.

      (m) Impairment of Long-Lived Assets and Long-Lived Assets to Be
          -----------------------------------------------------------
          Disposed Of
          -----------

      The Company adopted the provisions of Statement of Financial Accounting
          Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

     (n)  Use of Estimates
          ----------------

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (o) Reclassifications
          -----------------

       Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements in order to conform to the 1997 presentation.

(2)   Business Acquisition
      --------------------

      On May 19, 1995, the Company purchased the capital stock of Atlantic Hardware and Supply Corporation (Atlantic) for $3,827,895, financed with a $1,800,000 short-term loan and a $2,000,000 borrowing on Atlantic's line of credit (note 6). The acquisition was accounted for as a purchase and, accordingly, the cost of the acquisition was allocated to the net assets acquired, based upon their estimated fair values. The Company elected to treat the acquisition as a purchase of assets for tax purposes, which resulted in the Company recording a net deferred tax liability of $206,356 as of the acquisition date (note 11). The resultant excess of the fair value of net assets acquired over the cost, amounting to $1,129,284, is being amortized on a straight-line basis over a ten-year period. In connection with the acquisition, liabilities were assumed as follows:

              Fair value of assets acquired              $  7,616,874
              Cash paid for the capital stock               3,827,895
                                                          -----------
              Fair value of liabilities assumed          $  3,788,979
                                                          ===========

      The results of operations of Atlantic have been included in the accompanying consolidated statements of income from the date of acquisition.

      The following unaudited pro forma summary for 1995 incorporates the historical results of operations of the purchased business adjusted for interest on acquisition financing and amortization of the excess of net assets acquired over the cost, as if the acquisition had taken place on January 1, 1994. The pro forma results of operations are not necessarily indicative of the actual results that would have occurred had the purchase been made at the beginning of the period, or results that may occur in the future.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                                       Year ended December 31,
                                                  1995
                                                  ----
                                               (Unaudited)
          Total revenues                      $ 20,533,163
                                              ============
          Net earnings                        $    814,294
                                              ============
          Net earnings per common share:
            Basic                             $    .61
                                                   ===
            Diluted                           $    .26
                                                   ===
          Weighted average shares outstanding:
            Basic                                1,343,055
                                              ============
            Diluted                              3,116,449
                                              ============

(3)  Notes Receivable
     ----------------

     Notes receivable consist of the following at December 31:

                                           1997          1996
                                           ----          ----
          Note receivable (a)           $ 632,139      1,000,000
          Subordinated note (b)           298,750        418,750
                                          -------      ---------
             Total notes receivable       930,889      1,418,750
          Less current  portion           278,035        105,000
                                          -------      ---------
          Total notes receivable,
             less current portion       $ 652,854      1,313,750
                                        =========      =========

      (a) At December 31, 1996 the $1,000,000 note receivable was past due. The extended legal actions pursued since the due date of the note resulted in the Company receiving payment in December 1997 of $575,000, of which $367,861 was applied against the note. The balance of the payment received in December 1997 of $207,139 was partially for the reimbursement of legal costs of $64,500, which is reflected as a reduction to selling, general and administrative expenses on the accompanying consolidated statement of income for the year ended December 31, 1997. The remainder of the payment received in December 1997 of $142,639 was for past due interest, which is reflected in interest income in the accompanying consolidated statement of income for the year ended December 31, 1997. The outstanding balance of the note, $632,139, was replaced with a new note, secured by a real estate mortgage and other collateral, bearing interest at 9% and payable in eight equal semi-annual installments of $79,017 beginning in June 1998.

      (b) The Company has a subordinated note due from Monroc (note 4) bearing interest at the prime rate, which was 8.5% and 8.25% at December 31, 1997 and 1996, respectively. Under the terms of the subordination agreement, Monroc made principal payments of $120,000 and $135,000 during 1997 and 1996, respectively, and is to make future payments of $120,000 per year provided that it is in compliance with the terms of its line of credit agreement.

(4)   Investment in Monroc, Inc.


      The Company owned 328,071 and 378,071 shares at December 31, 1997 and
          1996, respectively, of Monroc common stock, which were classified as available-for-sale securities at such dates. The fair value of the investment security was $3,321,790 and $2,410,203 at December 31, 1997 and 1996, respectively , which is comprised of a cost basis of $1,431,800 and $1,650,000, and a gross unrealized holding gain of $1,889,990 and $760,203 at December 31, 1997 and 1996, respectively, which is recorded as a separate component of stockholders' equity. In June 1997, the Company sold 50,000 shares of Monroc common stock for proceeds of $456,233 and a gain of $238,033.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

       On January 29, 1998, Monroc signed a definitive merger agreement with a privately held company, US Aggregates, Inc. under which US Aggregates, Inc. will acquire, for cash, all of the outstanding shares of Monroc common stock for $10.77 per share. The boards of the acquirer and Monroc have approved the transaction, the closing of which is contingent upon approval of Monroc's stockholders and certain regulatory agencies and the satisfaction of certain other conditions. Upon the closing of the proposed merger, the Company would record a gain of approximately $6.41 per share or $2,103,000 in its consolidated statement of income and reverse any previously recorded unrealized holding gain recorded as a separate component of stockholders' equity.

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

(5)   Property and Equipment
      ----------------------

      Property and equipment consist of the following at December 31:

                                                           1997           1996
                                                           ----           ----
           Computer hardware and software            $   417,261       142,465
           Office and warehouse equipment                 46,397        20,465
           Furniture and fixtures                         37,109        37,109
           Automobiles                                    30,483        51,863
                                                         -------       -------
                                                         531,250       251,902

           Less accumulated depreciation                 186,549       124,930
                                                         -------       -------
                                                      $  344,701       126,972
                                                         =======       =======

        Computer software includes approximately $117,583 of costs as of December 31, 1997 related to the acquisition and installation of management information systems for internal use. Amortization of computer software costs will commence when the new system is fully operational and will be amortized on a straight-line basis over three years.

(6)  Financing Arrangements
     ----------------------

      At December 31, 1997 and 1996, the Company had available a line of credit with a financial institution for $3,500,000 and $2,500,000, respectively. Amounts outstanding under the line of credit were $1,990,108 and $2,273,130 at December 31, 1997 and 1996, respectively.
          Borrowings under the line of credit bear interest at prime plus 2%, which was 10.5% and 10.25% at December 31, 1997 and 1996, respectively. The line of credit agreement is subject to review annually in May.

      The credit facility allows the Company to borrow against eligible accounts receivable on a formula basis. Borrowings under the line of credit are secured by accounts receivable and inventory. Monthly interest and principal payments are based upon monthly accounts receivable collections, as defined.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      The maximum month-end amount outstanding under the line of credit during 1997, 1996 and 1995 was $2,526,450, $2,374,624 and $2,209,815,
          respectively. In 1997, average borrowings under the line were $2,238,086 and the weighted average interest rate was 10.4 %. In 1996, average borrowings under the line were $2,023,249 and the weighted average interest rate was 10.3%. From the date of the acquisition of Atlantic through the end of 1995, average borrowings were $1,789,352 and the weighted average interest rate was 10.8%.

(7)  Notes Payable
     -------------

      Notes payable of $447,363 and $916,445 at December 31, 1997 and 1996, respectively, are due to creditors, pursuant to a 1983 reorganization plan. In accordance with the plan the notes were established to include interest, at 6% per annum through maturity, and therefore interest expense is not reflected in the accompanying consolidated statements of income. Included in accrued liabilities at December 31, 1997 and 1996 is approximately $483,556 and $545,355, respectively, of unclaimed payments on the notes payable. In 1997, $150,321 of the unclaimed payments were recorded as other income in the accompanying consolidated statements of income since in accordance with the opinion of counsel, the Company is entitled to these payments.

      The notes payable at December 31, 1997 were paid in full on January 16, 1998.

(8)   Capital Stock
      -------------

      On January 13, 1998, the stockholders approved a proposal to amend the Company's Certificate of Incorporation to effect a five-to-one reverse stock split by changing the number of authorized shares of common stock, par value $.01 from 40,000,000 shares to 8,000,000 shares, par value $.05 and the number of authorized shares of convertible preferred stock, par value $.01, from 12,344,300 shares to 2,468,860 shares, par value $.05. The Company made the reverse stock split effective on January 30, 1998. In addition, stockholders approved a proposal to amend the Company's Certificate of Incorporation immediately following the amendment effecting the reverse stock split to increase the amount of authorized common stock to 20,000,000 with a par value of $.05 per share.

      Each share of the Company's preferred stock is convertible into one share of the Company's common stock. Preferred stockholders will be entitled to a dividend, based upon a formula, when and if, any dividends are declared on the Company's common stock. The preferred stock is redeemable, at the option of the Company, at $7.50 per share.

      The voting rights of the common stockholders and preferred stockholders are based upon the number of shares of convertible preferred stock outstanding. If 1,250,000 or more shares of preferred stock are outstanding five of the nine directors are elected by the common stockholders and the remainder by the preferred stockholders. If more than 600,000 but less than 1,250,000 preferred shares are outstanding, six of the nine directors are elected by common stockholders. A majority of the directors elected by preferred stockholders and a majority of the directors elected by the common stockholders are required to approve certain transactions, including, but not limited to, incurring certain indebtedness, merger, consolidation or liquidation of the Company, and the redemption of common stock. Preferred and common stockholders vote together on all other matters.

       At December 31, 1997 there were 2,013,042 shares of common stock reserved for conversion of preferred stock and for the exercise of stock options (note 9).

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

         In November 1997, the Board of Directors approved the repurchase of up to 1,000,000 shares, collectively, of the Company's common and convertible preferred stock in the open market. Subsequent to December 31, 1997, 5,000 shares have been repurchased at an average price of $2.38 per share for an aggregate amount of $11,875.

(9)   Stock Options
      -------------

        On January 13, 1998, stockholders approved a proposal to increase the number of shares of Common Stock for which options can be issued pursuant to the 1996 Stock Option Plan (the 1996 Plan) by 1,000,000 shares from 200,000 to 1,200,000 shares on a post-reverse stock split basis. At December 31, 1997, a total of 20,000 options have been issued under the 1996 Stock Option Plan and 145,500 options were outstanding under the Company's 1986 Stock Option Plan, which expired on December 31, 1995.

      In June 1996, the Company adopted the 1996 Plan pursuant to which the Company's Board of Directors may grant up to 200,000 options until December 31, 2005 to key employees and other persons who render service to the Company. Under the 1996 Plan, the options can be either incentive or nonqualified. The rate at which the options are exercisable is to be determined by the Board of Directors at the time of grant. The exercise price of the incentive stock options may not be less than the fair market value of the Company's common stock on the date of grant. The exercise price of the nonqualified stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant. In February 1997, options to purchase 20,000 shares of common stock were granted to certain employees at $2.50 per share, which equaled the fair market value of the shares at the date of the grant under the 1996 Plan.
          Such options are immediately exercisable and expire in February
          2007.

      In May 1995, nonqualified options to purchase 10,000 shares of common stock were granted to a key employee at $1.90 per share which equaled the fair market value of the shares at the date of grant under the 1986 stock option plan (1986 Plan). Such options were immediately exercisable and expire in June 2005. The 1986 Plan, which expired on December 31, 1995, had similar provisions to that of the 1996 Plan.

      Changes in options outstanding are as follows:

                                          Shares Subject  Weighted Average
                                             to Option     Exercise Price
                                             ---------     --------------

     Balance at December 31, 1994             135,500        $ 1.40
     Granted                                   10,000          1.90
                                              -------        ------
     Balance at December  31, 1995            145,500          1.45
     Granted                                     --             --
                                              -------
     Balance at December 31, 1996             145,500          1.45
     Granted                                   20,000          2.50
                                              -------
     Balance at December 31, 1997             165,500        $ 1.57
                                              =======        ======

      At December 31, 1997, 1996 and 1995, all shares subject to option were exercisable. At December 31, 1997, the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.25-$2.50 per share and approximately six years, respectively.

      The per share fair value of the stock options granted during 1997 was $2.13 on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield 0%, expected volatility of 80%, risk-free interest rate of 6.3% and an expected life of 10 years. The per share fair value of the stock options granted during 1995 was $1.75 on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield 0%, expected volatility of 100%, risk-free interest rate of 6.4% and expected life of 10 years.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      The Company applies APB Opinion No. 25 in accounting for options issued pursuant to its stock option plan, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                1997         1996         1995
                                                ----         ----         ----
Net income:
  As reported                              $   672,356      547,675      875,259
  Pro forma                                    629,730      547,675      857,759

Net earnings per common share (basic):
   As reported                                   .47          .40          .65
   Pro forma                                     .44          .40          .64

Net earnings per common share (diluted):
  As reported                                    .21          .17          .28
  Pro forma                                      .20          .17          .28

(10)  Net Earnings Per Common Share
      -----------------------------

        As discussed in Note 1(l), the Company adopted Statement 128, which replaces the calculation of primary and fully diluted earnings per share, with basic and diluted earnings per share. Prior periods have been restated to conform to the Statement 128 requirements. A reconciliation between the numerators and denominators of the basic and diluted earnings per common share is as follows:

                                               1997          1996         1995
                                               ----          ----         ----

Net income (numerator)                      $  672,356   $  547,675   $  875,259
                                            ==========   ==========   ==========

Weighted average common shares
   (denominator for basic earnings
   per share)                                1,418,719    1,362,939    1,343,055

Effect of dilutive securities:
  Convertible preferred stock                1,678,559    1,734,339    1,754,222
  Employee stock options                        67,562       39,903       19,172
                                             ---------    ---------    ---------

Weighted average common
  and potential common shares
  outstanding (denominator for
  diluted earnings per share)                3,164,840    3,137,181    3,116,449
                                             =========    =========    =========

Basic earnings per share                    $      .47   $      .40   $      .65
                                                   ===          ===          ===

Diluted earnings per share                  $      .21   $      .17   $      .28
                                                   ===          ===          ===

Employee stock options of 20,000 and 10,000 for the fourth quarter ended
     December 31, 1997 and year ended December 31, 1995, respectively, were not included in the net earnings per share calculation because their effect would have been anti-dilutive.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(11)  Income Taxes
      ------------

The provision (benefit) for income taxes attributable to income is comprised of:

                          1997                                   1996                                 1995
                          ----                                   ----                                 ----
                         State and                            State and                            State and
            Federal        Local       Total         Federal     Local       Total      Federal      Local      Total

Current    $   2,000      148,300      150,300        4,569     181,804     186,373      43,989      266,640      310,629
Deferred    (306,000)        --       (306,000)        --          --          --       (26,713)    (179,643)    (206,356)
            --------      -------     --------       -------   --------     --------     -------     --------     --------
           $(304,000)     148,300     (155,700)       4,569     181,804     186,373      17,276       86,997      104,273
           =========      =======     ========       =======    =======     ========     =======     ========     ========

      Income tax expense for 1997 and 1996 differed from amounts computed by applying the U.S. Federal income tax rate of 34% to pre-tax income due to state and local taxes, net of Federal income tax benefit and a net reduction in the valuation allowance for deferred tax assets of $1,288,667, $1,296,069 and $858,475 for 1997, 1996 and 1995,
          respectively.

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

      The components of deferred income tax expense (benefit) are as follows:

                                              1997          1996        1995
                                              ----          ----        ----
     Deferred tax  expense  (exclusive
       of the  effect of the other
       components  listed below)         $   492,253       232,747    (212,698)
     Adjustment to deferred tax
       assets for expired
       net operating  loss
       carryforwards                         490,414     1,063,322     234,418
     Recording of deferred tax
       liability in connection
       with  acquisition                        --            --       206,356
     Decrease  in  beginning-of-the-
       year  balance of  the
       valuation allowance  for
       deferred tax assets                (1,288,667)   (1,296,069)   (434,432)
                                          ----------    ----------    --------
                                         $  (306,000)         --       206,356
                                         ===========    ===========  ===========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1997 and 1996 are presented below.
                                                         1997           1996
                                                         ----           ----
     Deferred tax assets:
       Net operating loss carryforwards             $ 12,253,826     12,917,942
       Accounts receivable due to allowance
        for doubtful accounts                            175,002        146,249
       Inventory due to valuation reserve                124,315         85,283
       Alternative minimum tax credit
        carryforward                                      42,955         45,163
       Other                                              11,286         11,286
                                                     -----------    -----------
        Total gross deferred tax assets               12,607,384     13,205,923
       Less valuation allowance                      (11,658,787)   (12,947,454)
                                                     -----------    -----------
        Deferred tax assets, net                         948,597        258,469
                                                     ===========    ===========
     Deferred tax liabilities:
       Investment security due to unrealized gain       (642,597)      (258,469)
                                                     -----------    -----------
        Net deferred tax asset                      $    306,000           --
                                                     ===========    ===========

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

       A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Based upon projected taxable income anticipated to result principally from the realization of "built in gains" to be generated from the sale of certain assets, management believes that it is more likely than not that the Company will realize the benefit of the net deferred tax assets existing at December 31, 1997. Accordingly, the valuation allowance was reduced in the fourth quarter of 1997 in order to recognize a net deferred tax asset of $306,000. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income of approximately $900,000.

       At December 31, 1997, the Company has net operating loss carryforwards for federal income tax purposes of approximately $36,000,000. Varying amounts of the net operating loss carryforwards will expire each year from 1998 through 2008. Approximately $2,400,000 of the net operating loss carryforwards will expire if not utilized during 1998. During 1997, the Company utilized approximately $491,000 of its net operating loss carryforwards and $1,442,395 expired. The net operating loss carryforwards have been substantially reduced as a result of certain annual limitations and they may be further limited to utilization against the future earnings of the subsidiary that sustained the loss. If certain substantial changes in ownership occur, there would be a further annual limitation on the amount of tax carryforwards that can be utilized in the future.

(12)  Fair Value of Financial Instruments
      -----------------------------------

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

      The notes receivable approximate fair value as the interest rates are comparable to rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

      The notes payable carrying amount of $447,363 and $916,445 in the accompanying consolidated balance sheets, have an estimated fair value of approximately $447,363 and $874,950 at December 31, 1997 and 1996, respectively. The fair values of the notes payable were estimated by discounting the future cash flows of the instrument at a rate currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

(13)  Supplemental Cash Flow Information
      ----------------------------------

      The following is supplemental information relating to the consolidated statements of cash flows:

                                                    1997     1996      1995
                                                    ----     ----      ----
            Cash paid during the years for:
                 Interest                      $   286,340   260,628  154,575
                                                   =======   =======  =======
                 Income taxes                  $   181,428   250,878  108,741
                                                   =======   =======  =======

      Non-cash transactions:

      In 1997, the Company received a note in the amount of $632,139 secured by a real estate mortgage and other collateral as partial consideration for an equivalent amount of a previously outstanding note (note 3(a)).

      In 1995, the Company received a note receivable for $377,500 in connection with the sale of land.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      In 1997, 1996 and 1995, the Company recorded an unrealized holding gain relating to available-for- sale marketable equity securities of $1,129,787, $378,071 and $382,132 , respectively, as a separate component of stockholders' equity.

(14)  Employee Benefit Plans
      ----------------------

      The Company has a profit-sharing plan and a 401(k) plan, which cover substantially all employees of Atlantic. Participants in the 401(k) plan may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The 401(k) plan does not provide for matching contributions, however, the Board of Directors can authorize discretionary contributions to both the profit sharing and 401(k) plans. In 1997, 1996 and 1995, the Board of Directors authorized $70,000, $75,000 and $33,827, respectively, of such discretionary contributions to the plans. Prior to 1995, the Company did not have these employee benefit plans.

(15)  Industry Segments
      -----------------

      Summarized financial information for each of the Company's two business segments for 1997, 1996 and 1995 is as follows:
                                        Door
                                      hardware,       Investing
                                        doors       activities and
          1997                    and door frames     corporate         Total
          ----                    ---------------     ---------         -----
          Revenues                  $22,642,783          --          22,642,783
          Operating income (loss)     1,154,004    (1,153,770)(a)           234
          Identifiable assets         9,232,245     5,928,212(b)     15,160,457
          Depreciation  expense          68,380         1,946            70,326
          Capital expenditures          300,728          --             300,728
                                        =======        ======           =======

                                        Door
                                      hardware,       Investing
                                        doors        activities and
          1996                    and door frames      corporate        Total
          ----                    ---------------      ---------        -----
          Revenues                  $25,059,492          --          25,059,492
          Operating income (loss)     1,425,404      (821,062)          604,342
          Identifiable assets        10,218,917     5,476,943(b)     15,695,860
          Depreciation  expense          63,298         5,632            68,930
          Capital expenditures           84,104         2,498            86,602
                                         ======         =====            ======

                                       Door
                                     hardware,      Investing
                                       doors       activities and
          1995                    and door frames    corporate          Total
          ----                    ---------------    ---------          -----
          Revenues                  $13,653,247          --          13,653,247
          Operating income (loss)       853,575      (745,289)          108,286
          Identifiable assets         8,477,432     5,876,851(b)     14,354,283
          Depreciation expense           31,406         2,693            34,099
          Capital expenditures           31,499         3,338            34,837
                                         ======         =====            ======

       (a) Includes $385,705 of a write-off of deferred expenses for an abandoned acquisition.

      (b) Principally related to the Company's investing activities.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(16)  Business and Credit Concentrations
      ----------------------------------

      During 1997, four customers accounted for approximately 27% of the Company's annual sales, during 1996, four customers accounted for approximately 23% of the Company's annual sales and during 1995, seven customers accounted for approximately 30% of the Company's annual sales. At December 31, 1997, seven customers had accounts receivable balance, which in the aggregate, represented 34% of the total net receivable balance and at December 31, 1996, seven customers represented 30% of the total net receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company as a policy does not require collateral from its customers.

(17)  Commitments and Contingencies
      -----------------------------

     (a)  Environmental Matters
          ---------------------

      The Company owns a 50% interest in a 10-acre property located in Murray, Utah, which contains lead slag deposited by the former owner. For this and adjoining properties the Environmental Protection Agency (EPA) has concluded that remedial action should be taken and has been proposed by the EPA for listing on the National Properties List for cleanup of the lead slag. Although the Company has not been a generator of the slag material, under the Comprehensive Environmental Response Compensation and Liability Act, the current owner of a property may be liable for response costs. Although the EPA typically pursues the generator responsible for delivering the material, a possible claim exists against the property owner. In such case, the Company would pursue a claim against former owners for its respective share of the cost of cleanup. The Company has not been designated a Potentially Responsible Party by the EPA with respect to cleanup of any waste at this site.

      The Company has been participating in a study group with the EPA, the former owner, Murray City, and other current land owners to develop a plan that would result in the remediation of the property. An agreement in principle has been reached among all parties and the EPA has prepared a draft consent decree The remediation plan calls for the dedication of less than one acre of the Company's property for the extension of a roadway in Murray City. In return, the Company will receive contribution protection and a covenant that the Company will not be sued. Under the current draft of the consent decree, the Company's obligations terminate upon sale of the property. If the consent agreement is approved, any cost to the Company is not expected to be material. However, until approval of a consent agreement, it is difficult to estimate the financial impact to the Company, if any.

       On December 17, 1997, the Company and its 50% partner entered into an agreement to sell its total acreage in Murray, Utah for approximately $2.3 million. The closing is subject to certain conditions, including the execution of the consent decree between the EPA, Murray City, and certain other parties.

      (b) Employment Contracts
          --------------------

      The Company has employment contracts with two officers and various employees with remaining terms ranging from one to four years at amounts approximating their current levels of compensation. Certain of the contracts expired on December 31, 1997 and were reissued effective January 1, 1998. The Company's remaining aggregate commitment at December 31, 1997, including the contracts effective January 1, 1998, is approximately $2,598,000.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      (c) Leases

      The Company is obligated under operating leases for warehouse, office facilities and certain office equipment. Rental expense, including real estate taxes, amounted to approximately $283,000, $291,000 and $208,000 in 1997, 1996 and 1995, respectively. Rental expense in 1997 is before sublease income of $46,020. At December 31, 1997, future minimum lease payments in the aggregate and for each of the five succeeding years are as follows:


                  1998                 $298,000
                  1999                  231,000
                  2000                   91,000
                  2001                   11,000
                  2002                     -
                                       ---------
                                       $631,000
                                       ========

     Future minimum rentals have not been reduced by minimum sublease rental income of $55,544 due in the future under noncancelable subleases.

 OFFICERS

 Bernard Korn, Chairman of the Board/President
  James W. Stewart, Executive Vice President/Treasurer/Secretary

  SUBSIDIARY
  Atlantic Hardware and Supply Corporation
    Paul Selden, President

  DIRECTORS
  Gerald S. Deutsch
    Certified Public Accountant and Attorney

  William Koon
    President - Lord's Enterprises, grain merchants

  Bernard Korn
    Chairman of the Board/President

  Donald K. MacNeill
    Retired Corporate Executive

  Ronald Miller
    Miller and Hearn, attorneys

  Jack Rose
    Investor

  Paul Selden
    Atlantic Hardware and Supply Corporation/President

  James W. Stewart
    Executive Vice President/Treasurer/Secretary

  Carl L. Sussman
    Investor

  COUNSEL                               STOCK LISTINGS - NASDAQ
    Oscar D. Folger, Esq.                 Convertible Preferred Stock
    New York, New York                    Symbol  = CCOM-P

  AUDITORS                                Common Stock
    KPMG Peat Marwick LLP                 Symbol = CCOM
    Jericho, New York

  REGISTRAR AND TRANSFER AGENT          10-KSB AVAILABLE
    American Stock Transfer Co.         The Annual Report on Form 10-KSB
    New York, New York                  as filed with the Securities and
                                        Exchange Commission, is available
  TRUSTEE OF 6% NOTES                   to stockholders without charge
    IBJ Schroder Bank & Trust Co.       upon written request to:
    New York, New York
                                        Secy., Colonial Commercial Corp.
   ANNUAL STOCKHOLDERS MEETING         3601 Hempstead Turnpike
    Wednesday, June 10,1998,10:30 AM    Levittown, New York 11756-1315