Form 10KSB, Exhibit 13
period 1998-12-31
COLONIAL COMMERCIAL CORP
filed 1999-03-30
CIK 21828

EXHIBIT 13








                            COLONIAL COMMERCIAL CORP.

                                  ANNUAL REPORT

                                      1998

TO OUR SHAREHOLDERS

I am pleased to report that 1998 was a banner year for your Company. The year's highlights included a healthy increase in earnings from operations, recognition of substantial gains from the disposition of certain investment assets, and the simplification of our corporate structure, which should allow investors to more effectively measure Colonial Commercial Corp.'s ("Colonial") operating performance in the future.

With net income contributing $3,852,000 in 1998, Colonial's stockholders' equity stood at approximately $10.8 million as of December 31, 1998, representing an increase of 20.8% from year-earlier levels. This is equivalent to a book value of $3.54 per common and convertible preferred share outstanding. The increase in stockholders' equity resulted from record operating income at our Atlantic Hardware and Supply Corporation subsidiary ("Atlantic"), the sale of our investment position in Monroc, Inc. ("Monroc"), a gain on the sale of our remaining Utah real estate, and the recognition of anticipated income tax benefits.

Atlantic's operating income increased approximately 54% to $1,780,000 during 1998 compared with operating income of $1,154,000 in 1997. Its sales rose 11.4% to a record $25.2 million, versus $22.6 million in the previous year. Working closely with Atlantic's management, we reviewed a number of acquisition candidates during 1998 and will continue to pursue external growth opportunities within the door hardware industry, while seeking to optimize Atlantic's potential for internal growth.

The sale of our remaining Monroc shares generated a pretax gain of approximately $2.1 million during 1998, while a pretax gain of $827,000 was recognized when we sold our last parcel of real estate in Utah. These sales increased Colonial's cash position by $4,535,000 and at year-end our current assets of $15,007,000 exceeded our current liabilities ($4,754,000) by a factor of 3.2-to-1.0. The disposition of these investment assets simplified the Company's asset structure, while providing us with sufficient cash and borrowing capacity to acquire more operating companies.

In this regard, Colonial announced on March 25, 1999 that it had entered into a definitive agreement to purchase the assets and business of Universal Supply Group, Inc. ("Universal"), headquartered in Hawthorne, New Jersey. Universal is a leading distributor of heating and air conditioning equipment and climate controls in the State of New Jersey. Universal's sales for its fiscal year ending March 31, 1999 are expected to exceed $26 million, which represents an increase of more than 40% when compared with $18.6 million in sales for its previous fiscal year.

Universal markets its products primarily to heating, ventilation and air conditioning (HVAC) contractors, which in turn sell the products to residential and commercial/industrial builders and contractors. Approximately 90% of its products are sold into the renovation/retrofit market, with the balance utilized in new construction applications. In addition to its 500 different product lines, Universal also provides technical field support, in-house training and control system consultation for engineers and installers.

Universal has developed a fine reputation for quality products and service during the past fifty years, and its experienced management team should contribute greatly to Colonial's future success. The acquisition will significantly expand Colonial's capabilities as a distributor of building-related products and will allow Colonial to diversify into residential and remodeling markets. It will also complement our Atlantic Hardware and Supply subsidiary, in that both companies market to contractors and builders, rather than to end-users of their products.

The proposed acquisition of Universal is consistent with your management's strategy for enhancing shareholder value. We expect the acquisition to more than double Colonial's annualized revenues, and it should be accretive to earnings per share in 1999 and future years. The agreement to acquire the assets and business of Universal is a binding one and we expect the acquisition to close in June 1999, however, the agreement is subject to certain terms and conditions and there can be no assurance that the transaction will be completed.

Colonial will continue to seek acquisitions which meet our stringent criteria for industry compatibility, quality of management and pricing. The outstanding performance of Atlantic since its acquisition by Colonial reflects the success of our strategy to date, and we are optimistic that the Universal acquisition can similarly benefit the Company and its shareholders.

As always, Colonial's management and Board of Directors wish to thank our employees, customers, vendors and shareholders for their continued support. We look forward to the future with great confidence, and we expect 1999 to be another year of significant achievements for your Company.

Respectfully submitted,



Bernard Korn
Chairman of the Board and President
April 9, 1999

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

     Atlantic was founded in 1946 and its revenues for the year ended December 31, 1998 increased 11.4% to a record $25.2 million. Headquartered in New York City, Atlantic also has offices in Georgia, Illinois and Pennsylvania.

     Colonial also seeks to enhance shareholder values through strategic investments and the acquisition of companies or businesses which can expand the Company's capabilities as a distributor of building-related products. On March 25, 1999, Colonial entered into a definitive agreement to purchase the assets and business of Universal Supply Group, Inc. ("Universal"), which is headquartered in Hawthorne, New Jersey. Universal is a leading distributor of heating and air conditioning equipment and climate controls in the State of New Jersey. For its fiscal year ending March 31, 1999, Universal's sales are expected to exceed $26 million, which represents an increase of more than 40% when compared with sales of $18.6 million in the previous fiscal year. Approximately 90% of Universal's products are used in the renovation/remodeling of residential, commercial and industrial buildings.

     For the year ended December 31, 1998, Colonial Commercial Corp. reported total net income of $3,851,753, or $1.23 per diluted share, and sales of $25.2 million. As of December 31, 1998, the Company's capital structure consisted of $10.8 million in shareholders' equity (equivalent to $3.54 per common and convertible preferred share outstanding) and there was substantially no long-term debt outstanding.

Market Price of Company's Common Stock, Convertible Preferred Stock and Related Security Holder Matters:

(a)      Price Range of Common Stock and Preferred Stock

         The Company's common stock and convertible preferred stock are traded on the Nasdaq small capitalization automated quotation system. The following table sets forth the quarterly high and low bid prices during 1998 and 1997. The quotations set forth below, which give effect to a five-to-one reverse stock split that was effective January 30, 1998, represent inter-dealer quotations which exclude retail markups, markdowns and commissions and do not necessarily reflect actual transactions.


                           Common Stock              Convertible Preferred Stock

                       High              Low           High                Low
                       ----              ---           ----                ---

1998

First Quarter        $2   11/16       $1   7/8        $2   11/16       $1   3/4
Second Quarter        3   1/2          2   3/8         3   1/2          2
Third Quarter         2   1/2          2   3/32        2   3/8          2   1/16
Fourth Quarter        2   15/16        2   3/32        2   7/8          2   3/32


1997

First Quarter        $3   7/16        $2   3/16       $3   7/16        $2   3/16
Second Quarter        3   7/16         2   1/32        3   9/32         2   1/32
Third Quarter         4   1/16         2   3/16        3   29/32        2   3/16
Fourth Quarter        2   13/16        1   7/8         2   21/32        1   7/8


(b) Approximate number of common and convertible preferred stockholders

                                           Approximate Number of Record Holders
Title Of Class                                    (as of March 17, 1999)
--------------                             ------------------------------------

Common stock par value $.05 per share                         845
Convertible preferred stock par value $.05 per share        7,136

(c ) Dividends

      The Company does not contemplate common stock dividend payments in the near future.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations
--------------------------------------------------------------------------------

Results of Operations 1998-1997

The Company reported net income of $3,851,753 for the 1998 year compared to net income of $672,356 for the year 1997. The 1998 income consisted of net income of $1,291,552 from Atlantic compared to $727,448 for 1997, a $2,101,853 gain on the sale of the Company's remaining shares of Monroc, Inc. stock compared to a 1997 gain of $238,033 and a gain on sale of $826,797 on the Company's last parcel of Utah land compared with gain on sale of land of $196,066 in 1997. Interest income decreased to $181,206 in 1998 from $191,473 in 1997 principally due to a reduction in interest received on notes receivable partially offset by an increase in interest received on invested cash balances. Other income decreased to $114,899 in 1998 from $178,231 in 1997 principally due to a reduction in the amount of unclaimed 6% notes which reverted back to the Company, and a reduction in consulting fees received from Monroc, Inc.

Sales increased $2,591,126 (11.4%) to $25,233,909 in 1998 as compared to
$22,642,783 in 1997 due mainly to increased sales in the New York-New Jersey metropolitan area, where new construction activity remains strong due to favorable economic conditions. This increase was offset partially by a decrease in sales from the Company's Pennsylvania office in which the Company made operational changes during the first half of 1998. The December 31, 1998 backlog was $11,865,000, as compared to $8,871,000 at December 31, 1997. The $2,994,000 increase is a result of the continued strong construction activity in the New York-New Jersey market and increased bookings from the Company's Pennsylvania office. It is anticipated that approximately 95% of the backlog will be shipped during 1999.

Gross profit increased $838,337 to $6,676,140 (26.5% as a percentage of sales) in 1998 compared to $5,837,803 (25.8% as a percentage of sales) in 1997 due principally to increased sales and to a reduction in cost of sales resulting from greater purchase discounts utilized by the Company.

Selling, general and administrative expenses increased $317,643 to $5,769,507 in 1998 compared to $5,451,864 due principally to increased expenses related to professional fees, insurance, employee benefits, depreciation and to other expenses related to increased sales. However, as a percentage of sales such expenses decreased from 24.1% in 1997 to 22.9% in 1998 due to operating efficiencies. Operating income increased $906,399 to $906,633 in 1998 compared to $234 in 1997 as a result of improved gross margin offset partially by increased expenses. Interest expense decreased due to lower average borrowings and a lower average interest rate during 1998.

The 1998 net income includes a net $194,000 deferred tax benefit. The net $194,000 benefit is the result of a $500,000 adjustment recorded in the fourth quarter of 1998 to reduce the valuation allowance in order to recognize a deferred tax asset based upon projected future taxable income offset by the utilization of the $306,000 deferred tax asset established in 1997. The Company has provided for state taxes of $202,422 in 1998, primarily for the income generated by Atlantic, as compared to a state tax provision of $150,300 in 1997.

The Company continues to seek the acquisition of, or merger with, companies whose businesses generate a recurring stream of income. Reported earnings in the near term will be affected by the operating results of Atlantic and the timing and size of any acquisitions.

Results Of Operations 1997-1996
-------------------------------

The Company reported net income of $672,356 for the 1997 year compared to net income of $547,675 for the year 1996. The 1997 income consisted of net income of $727,448 from Atlantic, as compared to $964,439 for 1996. Gain on sale of land was $196,066 in 1997, as compared to $258,651 in 1996. In 1997, the Company realized a $238,033 gain on the sale of 50,000 shares of Monroc, Inc. stock while none were sold in 1996. The Company held 328,071 shares representing 7.2% of the outstanding common stock of Monroc, Inc. Interest income increased to $191,473 in 1997 from $121,781 in 1996 principally due to the settlement and collection of a $1,000,000 note which had been in litigation since January 1996. Other income increased to $178,231 in 1997 from $13,064 in 1996 principally due to the reversion to the Company of approximately $150,000 of unclaimed payments made on the Company's 6% notes, in accordance with the opinion of counsel.

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

Selling, general and administrative expenses decreased $435,017 to $5,451,864 in 1997, compared to $5,886,881 in 1996 due to cost reductions made in response to lower sales and the closing of Atlantic's Long Island office. Write-off of deferred expenses for abandoned acquisition relates to the Company's terminated effort to acquire U.S. Computer Group, Inc. Operating income decreased $604,108 to $234 in 1997 compared to $604,342 in 1996 as a result of a reduction in sales, the write-off of deferred expenses for an abandoned acquisition which was partially offset by an increase in the gross profit margins. The 1997 net income included a $306,000 tax benefit for the anticipated use of net operating loss carry-forwards.

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

Impact of Changing Prices

The Company was not materially affected by changing prices in 1998.

Liquidity and Capital Resources

As of December 31, 1998, the Company had $5,001,881 in cash and cash equivalents compared to $1,240,986 in cash at December 31, 1997.

Cash flows used in operations during the 1998 year were principally attributable to an increase in accounts receivable and inventory required to support a $2,591,126 increase in sales, a $2,994,000 increase in sales backlog and a reduction in accounts payable.

Cash flows provided by investing activities of $4,630,199 during 1998 were principally due to proceeds received from the sale of land, sale of Monroc, Inc. stock and payments on a note receivable, offset by capital expenditures and purchase of treasury stock.

Cash flows used in financing activities of $329,668 during 1998 were due to payments made on notes offset by increased credit borrowing.

At December 31, 1996, the Company had a $1,000,000 note receivable which was the subject of litigation. In April 1997, the Company was granted a summary judgment. On December 8, 1997, the judgment, interest and costs in the amount of $1,207,139 were paid to the Company, $575,000 in cash and $632,139 in a note receivable. The note receivable, with interest at the rate of 9% per annum is payable in eight semi-annual installments of $79,017 and is secured by a real estate mortgage and other collateral. During 1998, payments on the note have been received in accordance with its terms.

The Company believes that its cash and cash equivalents are adequate for its present operations and that credit is available should it be required. The Company's $3,500,000 line of credit is reviewed annually each May. The Company believes the credit facility will continue under the same terms and conditions. The Company's resources consist primarily of cash and cash equivalents, investment in Atlantic and notes receivable.

Year 2000 Date Conversion
-------------------------

The year 2000 issue affects computer systems, equipment and other systems that have time-sensitive programs that may not properly recognize the year 2000.

The Company's computer systems are currently being upgraded and, upon completion in mid 1999, they are expected to be year 2000 compliant. At this time, management believes that the Company does not have any internal critical year 2000 issues that it cannot remedy.

Management is in the process of surveying third parties with whom it has a material relationship primarily through written correspondence. Management is relying upon the response of these third parties in its assessment of Year 2000 readiness. Although the Company does not have significant data communications with its customers, suppliers, financial institutions and others, management cannot be certain as to the Year 2000 readiness of these third parties or the impact that any non-compliance on their part may have on the Company's business, results of operations, financial condition or liquidity.

The Company expects to incur internal staff cost in preparing for the Year 2000. Because the Company has replaced a significant portion of its computer hardware in recent years and is currently updating its software, which updating is independent of the Year 2000 compliance, the costs to be incurred in addressing the Year 2000 issue are not expected to have a material impact on the Company's business, results of operations, financial condition or liquidity. The Company has established a contingency plan to address potential non-compliance of the third parties with whom it does business or the possible failure or non-completion of the internal systems upgrade. The contingency plan includes the training of employees on the use of alternative procedures and a possible increase in inventory levels in the later half of 1999.

The above comments on the Year 2000 issue contain forward-looking statements relating to the Company's plans, strategies, objectives, expectations, intentions and resources that should be read in conjunction with the disclosure on forward-looking statements.

Recent Accounting Pronouncements
--------------------------------

The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). Statement 133 established accounting and reporting standards for derivative instruments embedded in other contracts, and for hedging activities. Statement 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Early application of all the provisions of this Statement is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. Management of the Company does not believe that the implementation of Statement 133 will have a significant impact on its financial position or results of operations.

The American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP98-1"). SOP98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Management is in the process of assessing the impact that the adoption of SOP98-1 will have on its financial position and results of operations.

                            COLONIAL COMMERCIAL CORP.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors and Stockholders
Colonial Commercial Corp.:


We have audited the accompanying consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Commercial Corp. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                                        /S/ KPMG LLP
                                                        -------------

March 5, 1999
Melville, New York

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997



                                     ASSETS                                       1998           1997
                                     ------                                       ----           ----



Current assets:
  Cash and cash equivalents                                                   $ 5,001,881     1,240,986
  Accounts receivable, net of allowance for doubtful accounts of
     $667,500 in 1998 and $625,000 in 1997                                      8,571,701     7,904,353
  Inventory                                                                     1,177,907       823,267
  Notes receivable - current portion                                              158,035       278,035
  Prepaid expenses and other assets                                                97,408       114,245
  Investment in Monroc, Inc.                                                        --        3,321,790
  Land held for sale                                                                --          174,226
  Deferred taxes                                                                  165,000       306,000
                                                                              ------------  -----------
                       Total current assets                                    15,171,932    14,162,902

Notes receivable, excluding current portion                                       316,069       652,854
Deferred taxes                                                                    335,000         --
Property and equipment, net                                                       502,312       344,701
                                                                              -----------   -----------
                                                                              $16,325,313    15,160,457
                                                                              ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
  Accounts payable                                                            $ 1,090,135     1,748,551
  Accrued liabilities                                                           1,392,034     1,075,218
  Income taxes payable                                                            203,640       112,606
  Borrowings under line of credit                                               2,049,268     1,990,108
  Notes payable - current portion                                                  18,677       447,363
                                                                              -----------   -----------
                       Total current liabilities                                4,753,754     5,373,846

Note payable, excluding current portion                                            39,858         --
Excess of acquired net assets over cost, net                                      724,611       837,543
                                                                              -----------   -----------
                       Total liabilities                                        5,518,223     6,211,389
                                                                              -----------   -----------

Stockholders' equity:
  Convertible preferred stock, $.05 par value, liquidation preference of
     $7,964,970 and $8,337,710 at December 31, 1998 and 1997, respectively,
     2,468,860 shares authorized, 1,592,994 and 1,667,542 shares
     issued and outstanding at December 31, 1998 and 1997, respectively            79,650        83,377
  Common stock, $.05 par value,  20,000,000 shares authorized,
     1,463,052   and  1,429,735 shares issued and outstanding
     at December 31, 1998 and December 31, 1997, respectively                      73,153        71,487
  Additional paid-in capital                                                    8,921,989     9,023,669
  Accumulated other comprehensive income                                           --         1,889,990
  Retained earnings (deficit)                                                   1,732,298    (2,119,455)
                                                                              -----------   -----------

                       Total stockholders' equity                              10,807,090     8,949,068
                                                                              -----------   -----------

Commitments
                                                                              $16,325,313    15,160,457
                                                                              ===========    ==========



See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1998, 1997 and 1996



                                                               1998              1997             1996
                                                               ----              ----             ----


Sales                                                      $ 25,233,909      22,642,783      25,059,492
Cost of sales                                                18,557,769      16,804,980      18,568,269
                                                           ------------    ------------    ------------

                          Gross profit                        6,676,140       5,837,803       6,491,223

Selling, general and administrative expenses, net             5,769,507       5,451,864       5,886,881
Write-off of deferred expenses for abandoned acquisition           --           385,705            --
                                                           ------------    ------------    ------------

                          Operating  income                     906,633             234         604,342

Gain on sale of Monroc, Inc. stock                            2,101,853         238,033
Gain on land sale                                               826,797         196,066         258,651
Interest income                                                 181,206         191,473         121,781
Other income                                                    114,899         178,231          13,064
Interest expense                                               (200,283)       (287,381)       (263,790)
                                                           ------------    ------------    ------------

                           Income before income taxes         3,931,105         516,656         734,048

Income taxes (benefit)                                           79,352        (155,700)        186,373
                                                           ------------    ------------    ------------

                           Net income                      $  3,851,753         672,356         547,675
                                                           ============    ============    ============


Net income per common share:
 Basic                                                     $       2.66             .47             .40
                                                           ============    ============    ============
 Diluted                                                   $       1.23             .21             .17
                                                           ============    ============    ============

Weighted average shares outstanding:
    Basic                                                     1,446,354       1,418,719       1,362,939
                                                           ============    ============    ============
    Diluted                                                   3,134,617       3,164,840       3,137,181
                                                           ============    ============    ============



See accompanying notes to consolidated financial statements.

                            COLONIAL COMMERCIAL CORP.
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                  Years ended December 31, 1998, 1997 and 1996


                                                                                             Accum-
                                                                                             ulated
                                 Con-                          Addi-                         Other        Total
                               vertible                       tional       Retained         Compre-       Stock-
                               Preferred         Common       Paid-in      Earnings         hensive       holders'
                                 Stock           Stock        Capital      (Deficit)        Income         Equity
                                 -----           -----        -------      ---------        ------         ------
Balances at
December 31,1995             $    87,192         67,672      9,023,669     (3,339,486)       382,132      6,221,179

Comprehensive income:
Net income                          --             --             --          547,675           --             --
Unrealized gain on
investment security                 --             --             --             --          378,071           --
Comprehensive income                --             --             --             --             --          925,746
Conversion of 23,895
shares of preferred stock
to common stock                   (1,195)         1,195           --             --             --             --
                                --------       --------    -----------    -----------      ---------    -----------
Balances at
December 31, 1996                 85,997         68,867      9,023,669     (2,791,811)       760,203      7,146,925

Comprehensive income:
Net income                          --             --             --          672,356           --             --
Unrealized gain on
investment security                 --             --             --             --        1,367,825           --
Reclassification adjust-
ment for gains realized in
net income                          --             --             --             --         (238,038)          --
Comprehensive income                --             --             --             --             --        1,802,143
Conversion of 52,397
shares of preferred stock
to common stock                   (2,620)         2,620           --             --             --             --

Balances at                         --             --             --             --             --             --
                                --------       --------    -----------    -----------      ---------    -----------
December 31, 1997                 83,377         71,487      9,023,669     (2,119,455)     1,889,990      8,949,068

Comprehensive income:
Net income                          --             --             --        3,851,753           --             --
Unrealized gain on
investment security                 --             --             --             --          211,863           --
Reclassification adjust-
ment for gains realized in
net income                          --             --             --             --       (2,101,853)          --
Comprehensive income                --             --             --             --             --        1,961,763
Conversion of
shares of preferred stock
to common stock                   (2,819)         2,819           --             --             --             --
Acquisition and retire-
ment of treasury stock              (908)        (1,153)      (101,680)          --             --         (103,741)
                             -----------    -----------    -----------    -----------    -----------    -----------

Balances at
December 31, 1998            $    79,650         73,153      8,921,989      1,732,298           --       10,807,090
                             ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996



                                                             1998            1997          1996
                                                             ----            ----          ----
Reconciliation of net income to net cash provided by
   (used in) operating activities:
   Net income                                            $ 3,851,753        672,356        547,675
   Adjustments to reconcile net income to cash
     provided by (used in) operating activities:
        Deferred tax benefit                                (194,000)      (306,000)          --
        Gain on disposal of fixed assets                        --           (6,784)          --
        Gain on sale of land                                (826,797)      (196,066)      (258,651)
        Gain on sale of Monroc, Inc. stock                (2,101,853)      (238,033)          --
        Provision for allowance for doubtful accounts        223,000        270,000        232,600
        Depreciation                                          99,910         70,326         68,930
        Amortization of excess of acquired net assets
            over cost                                       (112,932)      (112,932)      (115,774)
        Write-off of deferred expenses for abandoned
            acquisition                                         --          385,705           --
        Changes in assets and liabilities:
           Accounts receivable                              (890,348)       130,871     (1,722,423)
           Inventory                                        (354,640)       882,480       (404,292)
           Prepaid expenses and other assets                  16,837        (31,953)        74,068
           Accounts payable                                 (658,416)    (1,428,999)       612,534
           Accrued liabilities                               316,816        (19,117)       164,322
           Income taxes payable                               91,034        (24,394)       (69,356)
           Other                                                --             --            5,801
                                                         -----------    -----------    -----------
              Net cash provided by (used in) operating
                    activities                              (539,636)        47,460       (864,566)
                                                         -----------    -----------    -----------
Cash flows from investing activities:
   Proceeds from sale of land                              1,001,023        345,979        336,088
   Proceeds from sale of Monroc, Inc. stock                3,533,653        456,233           --
   Payments received on notes receivable                     456,785        487,861        512,500
   Proceeds from disposal of fixed assets                       --           19,457           --
   Additions to property and equipment                      (197,491)      (300,728)       (86,602)
   Purchase of treasury stock                               (103,741)          --             --
   Costs incurred with respect to planned acquisition           --         (385,705)          --
                                                         -----------    -----------    -----------
             Net cash provided by
                  investing activities                     4,690,229        623,097        761,986
                                                         -----------    -----------    -----------
Cash flows from financing activities:
   Payments on notes payable                                (448,858)      (469,082)      (494,210)
   Net borrowings (repayments) under line of credit           59,160       (283,022)        63,315
                                                         -----------    -----------    -----------
            Net cash used in
                financing activities                        (389,698)      (752,104)      (430,895)
                                                         -----------    -----------    -----------

Increase (decrease) in cash and cash equivalents           3,760,895        (81,547)      (533,475)

Cash and cash equivalents - beginning of period            1,240,986      1,322,533      1,856,008
                                                         -----------    -----------    -----------

Cash and cash equivalents - end of period                $ 5,001,881      1,240,986      1,322,533
                                                         ===========    ===========    ===========



See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996



(1)   Summary Of Significant Accounting Policies And Practices
      --------------------------------------------------------

     (a)  Description Of Business
          -----------------------

      Colonial Commercial Corp. and subsidiaries (the Company) currently holds certain assets for investment purposes and is a distributor of door hardware, doors and door frames used in new building construction, buildings being rehabilitated, interior tenant buildouts and building maintenance. The Company services the contract hardware market, usually as a material supplier only, on a wide range of commercial, residential and institutional construction projects. The Company's customers are located in the United States, primarily in New York, New Jersey, Georgia, Illinois and Pennsylvania.

     (b)  Principles Of Consolidation
          ----------------------------

      The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     (c)  Cash Equivalents
          ----------------

      For purposes of the statements of cash flows, the Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents, at December 31, 1998, is approximately $3,706,000 of certificates of deposit. There were no cash equivalents at December 31, 1997.

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

     (e)  Notes Receivable
          ----------------

      Notes receivable are recorded at cost, less an allowance for impaired notes receivable, if any.

     (f)  Investment In Monroc, Inc.
          --------------------------

      The Company classified its investment in Monroc, Inc., (Monroc) (note 3), as an available-for-sale security. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Dividend income is recognized when earned. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.



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

      (i)  Stock Option Plan
           -----------------

      The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

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

     (k)  Reverse Stock Split
          -------------------

         On January 30, 1998, the Company made effective a five-to-one reverse stock split, which shareholders approved on January 13, 1998. All references in the consolidated financial statements referring to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the five-to-one reverse stock split and the increase in authorized common stock (note 7).

      (l) Net Earnings Per Common Share
          -----------------------------

         In February 1997, the Financial Accounting Standards Board issued
          Statement No. 128, "Earnings per Share" (Statement 128). Statement 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilution. It is based upon the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted


                                                                     (Continued)

                                        3
                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

          into common stock. Earnings per share amounts for all periods presented have been restated to conform to the new presentation.

      (m)   Impairment Of Long-lived Assets And Long-lived Assets To Be Disposed
            Of
            --------------------------------------------------------------------

      The Company accounts for its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121). This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

      (n) Comprehensive Income
          --------------------

      Effective January 1, 1998, the Company adopted Statement of Financial
          Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130). This Statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. Other comprehensive income may include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on marketable securities classified as available-for-sale. The Company's only item of other comprehensive income is the net change in unrealized gain on available-for-sale securities. Prior year financial statements have been reclassified to conform to the presentation required by Statement 130.

      (o) Use Of Estimates
          ----------------

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (p) Reclassifications
          -----------------

      Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements in order to conform to the 1998 presentation.

 (2) Notes Receivable
     ----------------

      Notes receivable consist of the following at December 31:

                                                            1998          1997
                                                            ----          ----
Note receivable  (a)                                     $474,104        632,139
Subordinated note (b)                                        --          298,750
                                                         --------       --------
           Total notes receivable                         474,104        930,889

Less current portion                                      158,035        278,035
                                                         --------       --------
           Total notes receivable,
                 less current portion                    $316,069        652,854
                                                         ========       ========

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      (a) At December 31, 1996 the $1,000,000 note receivable was past due. Extended legal actions pursued since the due date of the note resulted in the Company receiving payment in December 1997 of $575,000, of which $367,861 was applied against the note. The balance of the payment received in December 1997 of $207,139 was partially for the reimbursement of legal costs of $64,500, which is reflected as a reduction to selling, general and administrative expenses on the accompanying consolidated statement of income for the year ended December 31, 1997. The remainder of the payment received in December 1997 of $142,639 was for past due interest, which is reflected in interest income in the accompanying consolidated statement of income for the year ended December 31, 1997. The outstanding balance of the note at December 31, 1997 of $632,139 was replaced with a new note, secured by a real estate mortgage and other collateral, bearing interest at 9% and payable in eight equal semi-annual installments of $79,017 beginning in June 1998. During 1998, payments on the note have been received in accordance with its terms.

      (b) The Company had a subordinated note due from Monroc (note 3) bearing interest at the prime rate, which was 8.5% at December 31, 1997. Under the terms of the subordination agreement, Monroc made principal payments of $120,000 during 1997 and paid the note in full during 1998.

(3)   Investment In Monroc, Inc.
      --------------------------

      At December 31, 1997, the Company owned 328,071 shares of Monroc common stock, which were classified as an available-for-sale security. The fair value of the investment security was $3,321,790, consisting of a cost basis of $1,431,800 and a gross unrealized holding gain of $1,889,990 at December 31, 1997, which was recorded as accumulated other comprehensive income.

      In June 1998, the Company sold all of its shares of Monroc common stock for $3,533,653 resulting in a realized gain of $2,101,853. In June 1997, the Company sold 50,000 shares of Monroc common stock for proceeds of $456,233 and a gain of $238,033. There was no tax impact on the gains from the sale of Monroc common stock as the Company utilized its federal net operating loss carryforwards and the gains were not subject to state taxes.

(4)  Property And Equipment
     ----------------------

     Property and equipment consist of the following at December 31:

                                                            1998           1997
                                                            ----           ----
        Computer hardware and software                   $551,807        417,261
        Office and warehouse equipment                     42,380         46,397
        Furniture and fixtures                             37,109         37,109
        Automobiles                                       114,805         30,483
                                                         --------       --------

                                                          746,101        531,250


        Less accumulated depreciation                     243,789        186,549
                                                         --------       --------
                                                         $502,312        344,701
                                                         ========       ========

        Computer software includes approximately $296,287 and $117,583 of costs as of December 31, 1998 and 1997, respectively, related to the acquisition and installation of management information systems for internal use. Amortization of computer software costs will commence when the new system is fully operational and will be amortized on a straight-line basis over three years.
                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(5)  Financing Arrangements
     ----------------------

      At December 31, 1998 and 1997, the Company had available a line of credit with a financial institution for $3,500,000. Amounts outstanding under the line of credit were $2,049,268 and $1,990,108 at December 31, 1998 and 1997, respectively. Borrowings under the line of credit subsequent to June 1998 bear interest at prime plus 1%, which was 9.00% at December 31, 1998. Prior to July 1998, the borrowing rate was prime plus 2%, and was 10.5% at December 31, 1997. The line of credit agreement is subject to review annually in May. The weighted average interest rates for 1998, 1997 and 1996 were 10.0%, 10.4% and 10.3%, respectively.

      The credit facility allows the Company to borrow against eligible accounts receivable on a formula basis. Borrowings under the line of credit are secured by accounts receivable and inventory. Monthly interest and principal payments are based upon monthly accounts receivable collections, as defined.

(6)  Notes Payable
     -------------

      Notes payable at December 31, 1998 are payable in 36 equal monthly installments of $1,863, including interest at 7.36%, beginning in December 1998.

      Notes payable of $447,363 at December 31, 1997 were due to creditors, pursuant to a 1983 reorganization plan. In accordance with the plan the notes were established to include interest, at 6% per annum through maturity, and therefore interest expense is not reflected in the accompanying consolidated statements of income. The notes payable at December 31, 1997 were paid in full on January 16, 1998.

      Included in accrued liabilities at December 31, 1998 and 1997 is approximately $474,656 and $483,556, respectively, of unclaimed payments on the notes payable. In 1998 and 1997, $97,706 and $150,321, respectively, of the unclaimed payments were recorded as other income in the accompanying consolidated statements of income since in accordance with the opinion of counsel, it is more likely than not that the Company is entitled to these payments.


 (7) Capital Stock
     -------------

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

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

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

       At December 31, 1998 there were 2,792,994 shares of common stock reserved for conversion of preferred stock and for the exercise of stock options (note 8).

      In November 1997, the Board of Directors approved the repurchase of up to 1,000,000 shares, collectively, of the Company's common and convertible preferred stock in the open market. During 1998, the Company repurchased 23,070 shares of common stock and 18,162 shares of convertible preferred stock at an average price of approximately $2.52 per share for an aggregate amount of $103,741. All such shares have been retired.

 (8) Stock Options
     -------------

      On January 13, 1998, stockholders approved a proposal to increase the number of shares of common stock for which options can be issued pursuant to the 1996 Stock Option Plan (the 1996 Plan) by 1,000,000 shares from 200,000 to 1,200,000 shares on a post-reverse stock split basis. At December 31, 1998, a total of 20,000 options were outstanding under the 1996 Stock Option Plan and 136,500 options were outstanding under the Company's 1986 Stock Option Plan, which expired on December 31, 1995.

      In June 1996, the Company adopted the 1996 Plan pursuant to which the Company's Board of Directors may grant up to 1,200,000 options until December 31, 2005 to key employees and other persons who render service to the Company. Under the 1996 Plan, the options can be either incentive or nonqualified. The rate at which the options are exercisable is to be determined by the Board of Directors at the time of grant. The exercise price of the incentive stock options may not be less than the fair market value of the Company's common stock on the date of grant. The exercise price of the nonqualified stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant. In April 1998 and February 1997, options to purchase 2,000 shares and 20,000 shares of common stock were granted to certain employees, respectively, at $2.50 per share, which equaled the fair market value of the shares at the date of the grant under the 1996 Plan. Such options are immediately exercisable and expire in March 2008 and February 2007, respectively.

      Changes in options outstanding are as follows:

                                               Shares Subject   Weighted Average
                                                 To Option       Exercise Price
                                                 ---------       --------------

Balance at December 31, 1995                       145,500          $   1.45
Granted                                               --             --
                                                  --------          --------
Balance at December 31, 1996                       145,500              1.45
Granted                                             20,000              2.50
                                                  --------          --------
Balance at December 31, 1997                       165,500              1.57
Canceled                                           (11,000)            (1.68)
Granted                                              2,000              2.50
                                                   --------          --------
Balance at December 31, 1998                       156,500              1.57
                                                   ========          ========

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      At December 31, 1998 and 1997, all shares subject to option were exercisable. At December 31, 1998 and 1997, the range of exercise prices of outstanding options was $1.25-$2.50 per share. At December 31, 1998 and 1997, the weighted average remaining contractual lives of outstanding options were approximately five and six years, respectively.

      The per share fair value of the stock options granted during 1998 was $2.37 on the date of grant using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%, expected volatility 114%, risk-free interest rate of 5.7% and an expected life of 10 years.

      The per share fair value of the stock options granted during 1997 was $2.13 on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield 0%, expected volatility of 80%, risk-free interest rate of 6.3% and an expected life of 10 years.

      The Company applies APB Opinion No. 25 in accounting for options issued pursuant to its stock option plan, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ," the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                1998          1997         1996
                                                ----          ----         ----
Net income:
  As reported                            $   3,851,753      672,356      547,675
  Pro forma                                  3,847,017      629,730      547,675

Net income per common share (basic):
   As reported                                    2.66          .47          .40
   Pro forma                                      2.66          .44          .40


Net income per common share (diluted):
  As reported                                     1.23          .21          .17
  Pro forma                                       1.23          .20          .17

(9)  Net Earnings Per Common Share
     -----------------------------

     As discussed in Note 1(l), the Company adopted Statement 128, which replaces the calculation of primary and fully diluted earnings per share, with basic and diluted earnings per share. A reconciliation between the numerators and denominators of the basic and diluted earnings per common share is as follows:



                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES



                                              1998           1997        1996
                                              ----           ----        ----

Net income (numerator)                    $3,851,753       672,356       547,675
                                          ==========    ==========    ==========

Weighted average common shares
   (denominator for basic income
   per share)                              1,446,354     1,418,719     1,362,939

Effect of dilutive securities:
  Convertible preferred stock              1,631,547     1,678,559     1,734,339
  Employee stock options                      56,716        67,562        39,903
                                          ----------    ----------    ----------

Weighted average common
  and potential common shares
  outstanding (denominator for
  diluted income per share)                3,134,617     3,164,840     3,137,181
                                          ==========    ==========    ==========

Basic income per share                    $     2.66           .47           .40
                                          ==========    ==========    ==========

Diluted income per share                  $     1.23           .21           .17
                                          ==========    ==========    ==========


Employee stock options of 20,000 for the first, third and fourth quarters in 1998 and for the fourth quarter in 1997 were not included in the net income per share calculation because their effect would have been anti-dilutive.

(10) Income Taxes
     ------------

The provision (benefit) for income taxes attributable to income is comprised of:


                           1998                                  1997                               1996
                           ----                                  ----                               ----
                        State and                              State and                          State and
            Federal       Local        Total       Federal       Local       Total      Federal     Local      Total
            -------       ------       -----       -------       -----       -----      -------     -----      -----

Current    $  70,930      202,422     273,352        2,000      148,300      150,300        4,569     181,804     186,373
Deferred    (194,000)        --      (194,000)    (306,000)        --       (306,000)        --          --         --
           ---------    ---------   ---------    ---------    ---------    ---------   ---------   ---------    ---------
           $(123,070)     202,422      79,352     (304,000)     148,300     (155,700)       4,569     181,804     186,373
           =========    =========   =========    =========    =========    =========    =========   =========   =========

  Income tax expense for 1998, 1997 and 1996 differed from amounts computed by applying the U.S. Federal income tax rate of 34% to pre-tax income due to various items including state and local taxes, net of Federal income tax benefit and a net reduction in the valuation allowance for deferred tax assets of $644,547, $1,288,667 and $1,296,069 for 1998, 1997 and 1996,
     respectively.

The components of deferred income tax expense (benefit) are as follows:


                                                      1998         1997          1996
                                                      ----         ----          ----
Deferred tax expense,  exclusive of the effect
    of the other components listed below         $  450,547       492,253       232,747
Adjustment to deferred tax assets for expired
    net operating loss carryforwards                   --         490,414     1,063,322
 Decrease in beginning-of-the-year balance
    of the valuation allowance for
    deferred tax assets                            (644,547)   (1,288,667)   (1,296,069)
                                                 ----------    ----------    ----------
                                                 $ (194,000)     (306,000)         --
                                                 ==========    ==========    ==========



                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1998 and 1997 are presented below.

                                                        1998            1997
                                                        ----            ----

Deferred tax assets:
  Net operating loss carryforwards                 $ 10,884,818      12,253,826
  Accounts receivable due to allowance
     for doubtful accounts                              286,204         175,002
  Inventory due to valuation reserve                    216,047         124,315
  Alternative minimum tax credit carryforward           115,885          42,955
  Other                                                  11,286          11,286
                                                   ------------    ------------
     Total gross deferred tax assets                 11,514,240      12,607,384
     Less valuation allowance                       (11,014,240)    (11,658,787)
                                                   ------------    ------------
     Deferred tax assets, net                           500,000         948,597
                                                   ============    ============
  Deferred tax liabilities:
     Investment security due to unrealized gain            --          (642,597)
                                                   ------------    ------------
                 Net deferred tax asset            $    500,000         306,000
                                                   ============    ============


      At December 31, 1998, the valuation allowance was determined by estimating the recoverability of the deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies in making this assessment. Based upon the level of historical income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1998. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are not realized. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income of approximately $1,470,000. Taxable income for 1998, 1997 and 1996 was approximately $4,050,000, $491,000 and $832,000, respectively.

     During the fourth quarters of 1998 and 1997, the valuation allowance was reduced by $500,000 and $306,000, respectively, in order to recognize a net deferred tax asset based upon updated projections of future taxable income.

     At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $32,000,000. Varying amounts of the net operating loss carryforwards will expire each year from 2000 through 2008. Approximately $3,100,000 of the net operating loss carryforwards will expire if not utilized during 2000. During 1998, the Company utilized approximately $4,050,000 of its net operating loss carryforwards and none expired. The net operating loss carryforwards have been substantially reduced as a result of certain annual limitations and they may be further limited to utilization against the future earnings of the subsidiary that sustained the loss. If certain substantial changes in ownership occur, there would be a further annual limitation on the amount of tax carryforwards that can be utilized in the future.



                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

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

      The notes receivable and notes payable approximate fair value as the interest rates are comparable to rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

(12) Supplemental Cash Flow Information
     ----------------------------------

      The following is supplemental information relating to the consolidated statements of cash flows:
                                                1998         1997        1996
                                                ----         ----        ----
       Cash paid during the years for:
            Interest                      $    208,824      286,340     260,628
                                               =======      =======     =======
            Income taxes                  $    186,386      181,428     250,878
                                               =======      =======     =======

      Non-cash transactions:

      During 1998, the Company retired 18,162 shares of convertible preferred stock, 23,070 shares of common stock and 56,387 shares which were converted to a similar number of common shares. During 1997, 52,297 shares of convertible preferred stock, which were exchanged for a similar number of common shares, were retired.

      During 1998, the Company issued a $60,030 note payable to finance the purchase of equipment (note 6).

      In 1997, the Company received a note in the amount of $632,139 secured by a real estate mortgage and other collateral as partial consideration for an equivalent amount of a previously outstanding note (note 2(a)).

 (13) Employee Benefit Plans
      ----------------------

      The Company has a profit-sharing plan and a 401(k) plan, which cover substantially all employees of the Company's subsidiary, Atlantic Hardware and Supply Corporation. Participants in the 401(k) plan may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The 401(k) plan does not provide for matching contributions, however, the Board of Directors can authorize discretionary contributions to both the profit sharing and 401(k) plans. In 1998, 1997 and 1996, the Board of Directors authorized $90,000 , $70,000 and $75,000, respectively, of such discretionary contributions to the plans.




                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(14)  Industry Segments
      -----------------

      The Company has two reportable segments: (1) door hardware, doors and door frames and (2) investing activities. The door hardware, doors and door frames segment generates revenue from the distribution of products to the contract hardware market. The investing activities holds certain assets for investment purposes. A substantial portion of the investing activities segment revenues is generated from the sale of its assets. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of the door hardware, doors and door frames segment based upon operating income and net income and the investing activities segment based upon income before income taxes. Interest on intersegment borrowings is recorded at the Company's incremental borrowing rate, which was 9.0% at December 31, 1998. All of the Company's revenues are generated in the United States. All of the Company's assets are located in the United States. The investing activities segment does not include income from its investment in the door hardware, doors and door frames segment.

      Summarized financial information for each of the Company's two business segments for 1998, 1997 and 1996 is as follows:


                                         Door
                                       hardware,
                                        doors             Investing       Unallocated                        Consolidated
          1998                     And Door Frames       Activities         Amount         Eliminations         Total
          ----                     ----------------      ----------        -------         -------------        -----
  Revenues                             $25,233,909             --                --               --          25,233,909
  Operating income                       1,780,174(a)      (873,541)(a)          --               --             906,633
  Other income                               5,280        3,038,269              --               --           3,043,549
Interest income                               --            274,825              --            (93,619)(b)       181,206
Interest expense                           293,902             --                --            (93,619)(b)       200,283
Income before income taxes               1,491,552(a)     2,439,553(a)           --               --           3,931,105
Net income                               1,291,552        2,366,201           194,000(f)          --           3,851,753
Total assets                            10,938,951        8,539,264           500,000(c)    (3,652,902)(d)    16,325,313
Non-cash items:
   Provision for doubtful accounts         223,000             --                --               --             223,000
   Amortization of negative goodwill       112,932             --                --               --             112,932
   Depreciation expense                     97,965            1,945              --               --              99,910
Capital expenditures                       197,491             --                --               --             197,491
                                        ----------         --------           -------        ----------       ----------


                                      -52-




                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                                         Door
                                       hardware,
                                        doors             Investing      Unallocated                      Consolidated
          1997                     And Door Frames       Activities        Amount        Eliminations         Total
          ----                     ----------------      ----------       -------        -------------        -----
Revenues                               $22,642,783             --            --              --               22,642,783
Operating income                         1,154,004(a)    (1,153,770)(e)(a)   --              --                      234
Other income                                 5,825          606,505          --              --                  612,330
Interest income                               --            191,473          --              --                  191,473
Income before income taxes                 872,448(a)      (355,792)(e)      --              --                  516,656
Net income                                 727,448         (361,092)      306,000(f)         --                  672,356
Total assets                             9,232,245        8,161,496       306,000(c)    (2,539,284)(d)        15,160,457
Non-cash items:
   Provision for doubtful accounts         270,000             --            --              --                  270,000
   Amortization of negative goodwill       112,932             --            --              --                  112,932
   Depreciation expense                     68,380            1,946          --              --                   70,326
Capital
    expenditures                           300,728             --            --              --                  300,728
                                        ===========      ==========       ========       =========            ==========


                                         Door
                                       hardware,
                                         doors             Investing  Unallocated                    Consolidated
          1996                     And Door Frames        Activities    Amount     Eliminations         Total
          ----                     ----------------       ----------    -------    ------------         -----
Revenues                               $ 25,059,492             --         --           --           25,059,492
Operating income                          1,425,404(a)      (821,062)(a)   --           --              604,342
Other income                                 (8,210)         279,925                    --              271,715
Interest ncome                                 --            130,746       --         (8,965)(b)        121,781
Income before income taxes                1,144,439(a)      (410,391)(a)   --           --              734,048
Net income                                  964,439         (416,764)      --           --              547,675
Total assets                             10,218,917        7,641,227       --     (2,164,284)(d)     15,695,860
Non-cash items:
   Provision for doubtful accounts          232,600             --         --           --              232,600
   Amortization of negative goodwill        115,774             --                      --              115,774
   Depreciation expense                      63,298            5,632       --           --               68,930
Capital expenditures                         84,104            2,498       --           --               86,602
                                        ===========        ==========    =====     =========         ==========

(a) Includes an allocation from the investing segment to the door hardware, doors and door frames segment of $120,000, $90,000 and $90,000 in 1998, 1997 and 1996, respectively, based upon management's estimate of costs incurred by the investing segment on behalf of the door hardware, doors and door frames segment.
(b)  Represents elimination of interest charged on intercompany borrowings.
(c   ) Represents deferred tax assets that are not allocated to either segment.
(d) Represents elimination of intercompany receivable and the investing activities investment in the door hardware, doors and door frames segment.
(e) Includes $385,705 of a write-off of deferred expenses for an abandoned acquisition.
(f) Represents net deferred tax benefit that is not allocated to either segment.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(15)  Business And Credit Concentrations
      ----------------------------------

      During 1998, five customers accounted for approximately 37% of the Company's annual sales, during 1997, four customers accounted for approximately 27% of the Company's annual sales and during 1996, four customers accounted for approximately 23% of the Company's annual sales. At December 31, 1998 and 1997, seven customers had accounts receivable balance, which in the aggregate, represented 43 % and 34%, respectively, of the total net receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company as a policy does not require collateral from its customers.

(16)  Commitments
      -----------

      (a) Employment Contracts
          --------------------

      The Company has employment contracts with two officers and various employees with remaining terms ranging from one to four years at amounts approximating their current levels of compensation. The Company's remaining aggregate commitment at December 31, 1998 is approximately $274,574.

       (b) Leases
           ------

      The Company is obligated under operating leases for warehouse, office facilities and certain office equipment. Rental expense, including real estate taxes, amounted to approximately $275,000, $283,000 and $291,000 in 1998, 1997 and 1996, respectively. Rental expense in 1998 and 1997 is before sublease income of $55,264 and $46,020, respectively. At December 31, 1998, future minimum lease payments in the aggregate and for each of the five succeeding years are as follows:

                        1999                                           $276,000
                        2000                                            138,000
                        2001                                             57,000
                        2002                                             47,000
                        2003                                             47,000
                        Thereafter                                        8,000
                                                                      ---------
                                                                       $573,000
                                                                      =========

     Future minimum rentals have not been reduced by minimum sublease rental income of $ 7,772 due in the future under noncancelable subleases.

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

  Paul Selden
    Atlantic Hardware and Supply Corporation/President

  James W. Stewart
    Executive Vice President/Treasurer/Secretary

  Carl L. Sussman
    Investor

  COUNSEL                               STOCK LISTINGS - NASDAQ
    Oscar D. Folger, Esq.                 Convertible Preferred Stock
    New York, New York                    Symbol  = CCOM-P

  AUDITORS                                Common Stock
    KPMG LLP                              Symbol = CCOM
    Melville, New York

  REGISTRAR AND TRANSFER AGENT          10-KSB AVAILABLE
    American Stock Transfer Co.         The Annual Report on Form 10-KSB
    New York, New York                  as filed with the Securities and
                                        Exchange Commission, is available
                                        to stockholders without charge
                                        upon written request to:

                                       Secy., Colonial Commercial Corp.
 ANNUAL STOCKHOLDERS MEETING           3601 Hempstead Turnpike
 Wednesday, June 9,1999,10:30 AM       Levittown, New York 11756-1315

                                      -55-