Form 10KSB, Exhibit 13
period 1999-12-31
COLONIAL COMMERCIAL CORP
filed 2000-03-31
CIK 21828

EXHIBIT 13








                            COLONIAL COMMERCIAL CORP.

                                  ANNUAL REPORT

                                      1999

TO OUR STOCKHOLDERS:

Approximately five years ago, your Company's executive management team decided to focus upon building a solid base of recurring earnings as the most effective way to enhance shareholder value. During the next several years, we liquidated our non-operating investments and discontinued our activities in the financial services industry, at a substantial overall profit, and launched a selective acquisition strategy within the $40 billion building-related products industry. We have been satisfied with the results of this strategy to date, and I am pleased to report upon your Company's accomplishments during the year ended December 31, 1999.

Highlights for the year included:

     -- A 67% expansion in revenues to $42.3 million, compared with $25.2 million in 1998;

     -- A 96% increase in income from operations, which reached $1.8 million versus income from operations of $.9 million in the previous year;

     -- Earnings per share (diluted) were $0.29 compared with 1998 diluted EPS of $1.23. The 1998 earnings included $0.93 per diluted share from one-time gains on securities and land sales;

     -- An increase of 121% in operating "cash" earnings per diluted share, which reached $0.42, compared with $0.20 in 1998. We define "cash" earnings as earnings before non-cash charges for federal income tax and intangibles, reduced by the amortization of negative goodwill. We consider cash earnings to be more representative of Colonial's operating performance, since most of the federal income tax provision has no cash impact;

     -- The acquisition of Universal Supply Group in July, which more than doubled our annualized revenues; and

     -- The negotiation of an agreement under which our Atlantic Hardware and Supply Corporation subsidiary ("Atlantic") would acquire BRS Products, a manufacturer of hollow metal doors and security detention doors.

The acquisition of BRS Products, Inc. was completed during the first quarter of FY2000. Our current operating companies include Atlantic (which includes the operations of BRS Products, Inc.) and Universal Supply Group, Inc. ("Universal"), and our annualized revenue "run rate" now approximates $70 million on a consolidated basis. Through our subsidiaries, we manufacture and/or distribute doors, door hardware, climate control systems and heating/ventilation equipment to building contractors and architectural firms, primarily in the eastern United States.

We have been extremely pleased with our investment in Atlantic. Since acquiring the company less than five years ago for $3.8 million, Atlantic has generated pretax earnings totaling more than $5.4 million. We believe Atlantic is ideally positioned to increase its market share and to expand geographically, by leveraging its 50+ year reputation for quality and service as a leading contract hardware distributor in the northeastern United States. Its recent purchase of BRS Products, Inc. out of bankruptcy proceedings should increase its sales annually by more than $7 million and allow Atlantic to provide a more complete line of door-related products to its new and existing customers. For the year ended December 31, 1999, Atlantic had operating income of $1,570,000 on sales of $25.7 million.

In July 1999, we completed the acquisition of Universal for approximately $10.9 million in cash - more than doubling Colonial's annualized revenues in the process. Universal is a leading distributor of climate controls and heating and air conditioning equipment in the New York metropolitan area. The newly-acquired company contributed operating income of $899,000 and net sales of $16.6 million to Colonial's consolidated results during the second half of 1999. The outlook for continued growth at Universal is excellent, as management expands its market share by developing new revenue streams, expanding the portfolio of value-added services available to customers, and selectively pursuing acquisitions.

As we stand on the threshold of a new century, I am proud to report that Colonial has achieved its objective of building a solid base of recurring earnings from operations. Operating cash flows are further enhanced by the utilization of substantial tax loss carryforwards available to the Company. Our subsidiaries participate in large, defined markets, which offer opportunities for additional growth by acquisition. With a strong cash position, access to sources of commercial credit and an established group of operating companies with successful business models, we face the future with great optimism. We are committed not to being the "biggest", but one of the "best" companies in the building-related products industry, and our focus is upon the enhancement of shareholder value.

I look forward to reporting upon your Company's further progress during FY2000, which we expect to be another year of impressive growth in both sales and earnings. As always, on behalf of management and the Board of Directors, I would like to express our appreciation for the continued support of our employees, customers, vendors and shareholders.

Respectfully submitted,


Bernard Korn
Chairman of the Board and President
April 9, 2000

CORPORATE PROFILE

Colonial Commercial Corp. ("Colonial"), through its subsidiaries, is a distributor of doors and door hardware, climate control systems and heating/ventilation equipment to building contractors and architectural firms. The Company also manufactures hollow metal doors for commercial security and detention applications. Colonial's products are installed in commercial, residential and institutional structures, including office buildings, homes, hospitals, prisons, schools, hotels, government facilities and apartment buildings.

Atlantic Hardware and Supply Corporation ("Atlantic") (100% owned by Colonial), founded in 1946, distributes door hardware, doors and door frames, primarily to building contractors and commercial developers. Headquartered in New York City, Atlantic has offices in Long Island City, NY; New Jersey; Pennsylvania; Illinois and Georgia. It provides over 5,000 types of door locks, door closers, hinges, and other types of door-related hardware, plus wood and hollow metal doors and frames for new building construction, building renovation, interior tenant build-outs and building maintenance. Atlantic's products are not sold into wholesale or retail markets. Its customers are primarily building contractors, construction managers, building owners and developers of commercial properties.

On March 24, 2000, Atlantic acquired BRS Products, Inc. ("BRS") (name changed to Well-Bilt Steel Products, Inc.) ("Well-Bilt") by funding the Chapter 11 reorganization of that company. BRS is a manufacturer of hollow metal, commercial and security detention (prison) doors. The acquisition allowed Atlantic to diversify into the manufacturing of doors, with an emphasis on security detention doors as a complement to its distribution operations.

Universal Supply Group, Inc. ("Universal") (100% owned by Colonial), is a 60+ year-old company, which distributes climate control systems and heating and air conditioning equipment to heating, ventilation and air conditioning (HVAC) contractors which, in turn, sell such products to residential and commercial/industrial customers. Headquartered in Hawthorne, New Jersey, Universal operates out of seven locations in New Jersey and two locations in New York. In addition to its approximately 500 different products, Universal also provides control system design, custom control panel fabrication, technical field support, in-house training, and climate control consultation for engineers and installers.

Colonial is headquartered in Levittown, New York, and its common and preferred shares trade on the NASDAQ stock market under the symbols, "CCOM" and "CCOMP", respectively.

Market Price of Company's Common Stock, Convertible Preferred Stock and Related Security Holder Matters:

(a)        Price Range of Common Stock and Preferred Stock

           The Company's common stock and convertible preferred stock are traded on the Nasdaq small capitalization automated quotation system. The following table sets forth the quarterly high and low bid prices during 1999 and 1998. The quotations set forth below, which give effect to a five-to-one reverse stock split that was effective January 30, 1998, represent inter-dealer quotations, which exclude retail markups, markdowns and commissions and do not necessarily reflect actual transactions.


                            Common Stock    Convertible Preferred Stock

                           High       Low         High       Low

1999

First Quarter            $ 4 1/4      2 1/4       4          2 1/4
Second Quarter             4          3 1/16      4          3
Third Quarter              4 7/32     2 3/4       4 1/16     2 7/8
Fourth Quarter             3 9/16     2 3/4       3 1/2      2 7/8

1998

First Quarter            $ 2 11/16    1 7/8       2 11/16    1 3/4
Second Quarter             3 1/2      2 3/8       3 1/2      2
Third Quarter              2 1/2      2 3/32      3 3/8      2 1/16
Fourth Quarter             2 15/16    2 3/32      2 7/8      2 3/32


(b) Approximate number of common and convertible preferred stockholders


                                                         Approximate Number of
                                                            Record Holders
Title of Class                                          (as of March 24 , 2000)
--------------                                          ----------------------

Common stock par value $.05 per share                              811
Convertible preferred stock par value $.05 per share             6,997

(c ) Dividends

      The Company does not contemplate common stock dividend payments in the near future.

Management's Discussion And Analysis Of Financial Condition And Results Of
--------------------------------------------------------------------------
Operations
----------

Results of Operations 1999-1998
-------------------------------

The Company reported net income of $907,037 for the year ended December 31, 1999, which included $1,227,005 of net income from Atlantic and $515,128 of net income from Universal, as compared with net income of $3,851,753 for the year ended December 31, 1998, which included $1,291,552 of net income from Atlantic and a $2,101,853 gain on sale of available-for-sale securities and a $826,797 gain on land sale. Universal was acquired effective July 1, 1999.

Sales increased $17,025,045 (67%) to $42,258,954, principally due to sales from Universal ($16,592,423), which was acquired effective June 30, 1999 and increased sales at Atlantic of $432,622 (1.7%), due to continued strength in construction activity in Atlantic's markets, particularly in the New York metropolitan area. Selling, general and administrative expenses, net increased $4,300,742, principally due to $3,743,318 of expenses relating to Universal, variable costs associated with increased sales at Atlantic and costs related to the relocation of Atlantic's headquarters. Atlantic's selling and administrative expense, as a percentage of sales, increased approximately 2 percentage points.

 Interest expense increased $315,603, principally due to increased borrowings related to the Universal acquisition and borrowings required to provide BRS debtor-in-possession financing. Interest income decreased $8,292 due to lower average invested cash resulting from the Company's investment in Universal. Other income increased $38,384 largely due to service fees generated by Universal's credit card program and accounts receivable credit programs. During the 1999 year, the Company provided for federal and state taxes at an effective tax rate of 42.9%, whereas during the 1998 year, the Company provided for current state income taxes associated with the income from Atlantic, as well as deferred tax expense resulting from the realized gain on the sale of the Company's holdings of the common stock of Monroc, Inc., net of a deferred tax benefit of $500,000, as a result of reducing the valuation allowance on deferred tax assets at December 31, 1998.

The Company continues to seek the acquisition of or merger with companies whose businesses generate a recurring stream of income. Reported earnings in the near term will be affected by the operating results of the Company's three operating subsidiaries and the timing and size of any acquisitions.

Results of Operations 1998-1997
-------------------------------

The Company reported net income of $3,851,753 for the 1998 year, compared to net income of $672,356 for the year 1997. The 1998 income consisted of net income of $1,291,552 from Atlantic compared to $727,448 for 1997, a $2,101,853 gain on the sale of the Company's remaining shares of Monroc, Inc. stock, compared to a 1997 gain of $238,033 and a gain on sale of $826,797 on the Company's last parcel of Utah land compared with gain on sale of land of $196,066 in 1997. Interest income decreased to $181,206 in 1998 from $191,473 in 1997, principally due to a reduction in interest received on notes receivable partially offset by an increase in interest received on invested cash balances. Other income decreased to $114,899 in 1998 from $178,231 in 1997 principally due to a reduction in the amount of unclaimed 6% notes, which reverted back to the Company, and a reduction in consulting fees received from Monroc, Inc

Sales increased $2,591,126 (11.4%) to $25,233,909 in 1998 compared to
$22,642,783 in 1997 due mainly to increased sales in the New York-New Jersey metropolitan area, where new construction activity remains strong due to favorable economic conditions. This increase was offset partially by a decrease in sales from the Company's Pennsylvania office in which the Company made operational changes during the first half of 1998. The December 31, 1998 backlog was $11,865,000, as compared to $8,871,000 at December 31, 1997. The $2,994,000 increase is a result of the continued strong construction activity in the New York-New Jersey market and increased bookings from the Company's Pennsylvania office. It is anticipated that approximately 95% of the backlog will be shipped during 1999.

Gross profit increased $838,337 to $6,676,140 (26.5% as a percentage of sales) in 1998 compared to $5,837,803 (25.8% as a percentage of sales) in 1997, due principally to increased sales and to a reduction in cost of sales resulting from greater purchase discounts utilized by the Company.

Selling, general and administrative expenses increased $317,643 to $5,769,507 in 1998, compared to $5,451,864 due principally to increased expenses related to professional fees, insurance, employee benefits, depreciation and to other expenses related to increased sales. However, as a percentage of sales, such expenses decreased from 24.1% in 1997 to 22.9% n 1998 due to operating efficiencies. Operating income increased $906,399 to $906,633 in 1998 compared to $234 in 1997 as a result of improved gross margin offset partially by increased expenses. Interest expense decreased due to lower average borrowings and a lower average interest rate during 1998.

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

Impact of Changing Prices
-------------------------

The Company was not materially affected by changing prices in 1999.

Liquidity and Capital Resources
-------------------------------

As of December 31, 1999, the Company had $1,759,954 in cash and cash equivalents compared with $5,001,881 at December 31, 1998.

Cash flow provided by (used in) operations during the 1999 year improved in comparison to the 1998 year from ($539,636) to $737,432 primarily due to improved operating income.

Cash flows used in investing activities during the 1999 year of $6,275,461 were primarily due to $3,879,427, net of cash acquired, used for the acquisition of Universal, $1,069,213 for additions to property and equipment, principally leasehold improvements, to Atlantic's new headquarters and the relocation of one of Universal's facilities and $1,101,251 of debtor-in-possession financing provided to BRS prior to it being acquired on March 24, 2000.

Cash flows provided by financing activities during the 1999 year of $2,296,102 were from net borrowings on the credit facility credit.

In June 1999, the Company entered into a loan and security agreement with a financial institution related to a $16,000,000 credit facility. Borrowings under the credit facility may be in the form of borrowings under a line of credit or term loans and bear interest at the prime rate or at the Company's option, 250 basis points over the applicable LIBOR rate. At December 31, 1999, all amounts outstanding under the facility bore interest at the prime rate or 8.5%. The credit facility allows the Company to borrow against eligible accounts receivable and inventory on a formula basis and up to $3,000,000 on five-year term loans. Borrowings under the facility are secured by accounts receivable, inventory, and fixtures and equipment. Monthly interest and principal payments on the line of credit are based upon monthly accounts receivable collections, as defined. The loan and security agreement is in effect until June 24, 2002, unless demand for payment is made by the financial institution, and is automatically renewed from year-to-year thereafter. The loan and security agreement contains a number of covenants relating to the financial condition of the Company and its business operations. The Company borrowed $6,500,000 to finance the acquisition and refinance assumed debt of Universal.

At December 31, 1999, amounts outstanding under the credit facility were $11,778,995, of which $2,750,000 represents amounts under a term loan, payable in 60 equal monthly installments of $50,000. As monthly repayments are made on the term loan, the available line of credit portion of the facility increases by the amount of principal payment. At December 31, 1999, the amount of unused available credit was $4,221,005.

During 1999, Atlantic guaranteed payment of certain accounts receivable of BRS Products, Inc. ("BRS") to its factor. BRS, a supplier to Atlantic, is a manufacturer of hollow metal doors and frames located in Hoboken, New Jersey. As of December 31, 1999, there was $64,259 of BRS' accounts receivable outstanding guaranteed by Atlantic.

On October 28, 1999 BRS filed a petition for Chapter 11 bankruptcy. Atlantic agreed to provide debtor-in-possession financing to BRS in the form of a $1,050,000 revolving line of credit on eligible accounts receivable and a $320,000 term loan. The financing agreement was secured by a super priority lien on all of BRS's post-petition assets and a secured lien on all of its pre-petition assets. As of December 31, 1999, there was $801,251 outstanding on the revolving line of credit and $300,000 outstanding on the term loan.

The acquisition of BRS became effective on March 24, 2000 and the Company made its $800,000 capital investment in BRS and funded BRS' unsecured creditors' trust with $105,000, as required by the plan of reorganization confirmed by the bankruptcy court on February 8, 2000. In addition, the Company has also agreed to pay the administrative fees incurred by BRS, in conjunction with the bankruptcy proceeding, which approximated $160,000. The Company intends to finance BRS's operations by utilizing its existing credit facility and additional capital investments of approximately $1,000,000 over the next two years, $400,000 of which is required by the plan of reorganization.

At December 31, 1996, the Company had a $1,000,000 note receivable, which was the subject of litigation. In April 1997, the Company was granted a summary judgment. On December 8, 1997, the judgment, interest and costs in the amount of $1,207,139 were paid to the Company, $575,000 in cash and $632,139 in a note receivable. The note receivable, with interest at the rate of 9% per annum is payable in eight semi-annual installments of $79,017 and is secured by a real estate mortgage and other collateral. During 1999, payments on the note have been received in accordance with its terms. The note was prepaid in full, including interest, subsequent to December 31, 1999.

The Company believes that its cash and cash equivalents are adequate for its present operations and that credit is available should it be required. The Company's $16,000,000 credit facility is in effect until June 24, 2002, unless demand for payment is made by the financial institution, and will be automatically renewed from year-to-year thereafter. The Company's resources consist primarily of cash and cash equivalents and investments in Atlantic, Universal and Well-Bilt.

Recent Accounting Pronouncements
--------------------------------

           In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS 137 defers the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application is permitted. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management of the Company does not believe that implementation of SFAS 133 will have a significant impact on its financial position and results of operations.

Forward-looking Statements
--------------------------

This Report on Form 10-KSB contains forward-looking statements relating to such matters as anticipated financial performance and business prospects. When used in this Report, the words "anticipates," "expects," "may", "intends" and similar expressions are intended to be among the statements that identify forward-looking statements. From time to time, the Company may also publish forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements involve risks and uncertainties, including, but not limited to, the consummation of certain events referred to in this report, technological changes, competitive factors, maintaining customer and vendor relationships, inventory obsolescence and availability, and other risks detailed in the Company's periodic filings with the Securities and Exchange Commission, which could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

                            COLONIAL COMMERCIAL CORP.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors and Stockholders
Colonial Commercial Corp.:


We have audited the accompanying consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Commercial Corp. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.




                                                       /S/ KPMG LLP
                                                       ------------


Melville, New York
March 27,2000

Item 1.  Financial Statements

                                     PART 1.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1999 and 1998
                                     Assets


                                                                                1999           1998
                                                                                ----           ----
Current assets:
  Cash and cash equivalents                                                  $ 1,759,954    5,001,881
  Accounts receivable, net of allowance for doubtful accounts
    of $828,000 in 1999 and $667,500 in 1998, respectively                    11,961,043    8,571,701
  Inventory                                                                    8,126,981    1,177,907
  Note receivable - current portion                                              316,069      158,035
  Advances to BRS Products, Inc. (note 2(c))                                   1,101,251         --
  Prepaid expenses and other assets                                              755,267       97,408
  Deferred taxes                                                                 498,000      165,000
                                                                                           ----------
                                                                                           ----------
              Total current assets                                            24,518,565   15,171,932

Note receivable, excluding current portion                                          --        316,069
Deferred taxes                                                                 3,192,002      335,000
Property and equipment, net                                                    1,502,028      502,312
Excess of cost over fair value of net assets acquired and other
  intangibles, net                                                               365,482         --
                                                                             -----------   ----------
                                                                             $29,578,077   16,325,313
                                                                             ===========   ==========
              Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                           $ 2,803,946    1,090,135
  Accrued liabilities                                                          2,111,311    1,392,034
  Income taxes payable                                                            40,393      203,640
  Borrowings under credit facility                                            11,778,995    2,049,268
  Notes payable - current portion                                                158,335       18,677
                                                                                           ----------
                                                                                           ----------
              Total current liabilities                                       16,892,980    4,753,754

Notes payable, excluding current portion                                         345,166       39,858
Excess of acquired net assets over cost, net                                     611,679      724,611
                                                                                           ----------
                                                                                           ----------
                                                                                           ----------
              Total liabilities                                               17,849,825    5,518,223
                                                                             -----------   ----------

Stockholders' equity:
  Convertible preferred stock, $.05 par value, liquidation preference of
    $7,664,915 and $7,964,970 at December 31, 1999 and 1998, respectively,
    2,468,860 shares authorized, 1,532,983 and 1,592,994 shares issued and
    outstanding at December 31, 1999 and 1998, respectively                       76,649       79,650
  Common stock, $.05 par value, 20,000,000 shares
    authorized, 1,523,063 and 1,463,052 shares issued and
    outstanding at December 31, 1999 and 1998, respectively                       76,154       73,153
  Additional paid-in capital                                                   8,936,114    8,921,989
  Retained earnings                                                            2,639,335    1,732,298
                                                                                           ----------
                                                                                           ----------
              Total stockholders' equity                                      11,728,252   10,807,090
                                                                             -----------   ----------

Commitments and contingencies
                                                                             $29,578,077   16,325,313
                                                                             ===========   ==========


See accompanying notes to consolidated financial statements


                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1999, 1998 and 1997

                                                              1999           1998            1997
                                                              ----           ----            ----

Sales                                                      $ 42,258,954     25,233,909     22,642,783
Cost of sales                                                30,409,201     18,557,769     16,804,980
                                                           ------------    -----------    -----------
                Gross profit                                 11,849,753      6,676,140      5,837,803

Selling, general and administrative expenses, net            10,070,249      5,769,507      5,451,864
Write-off of deferred expenses for abandoned acquisition           --             --          385,705
                                                           ------------    -----------    -----------
                Operating income                              1,779,504        906,633            234

Gain on sale of Monroc, Inc. stock                                 --        2,101,853        238,033
Gain on land sale                                                  --          826,797        196,066
Interest income                                                 172,914        181,206        191,473
Other income                                                    153,283        114,899        178,231
Interest expense                                               (515,886)      (200,283)      (287,381)
                                                           ------------    -----------    -----------
                Income before income taxes                    1,589,815      3,931,105        516,656
Income taxes (benefit)                                          682,778         79,352       (155,700)
                                                           ------------    -----------    -----------
                Net income                                 $    907,037      3,851,753        672,356
                                                           ============    ===========    ===========
Net income per common share:
 Basic                                                     $       0.60           2.66           0.47
                                                           ============    ===========    ===========
 Diluted                                                   $       0.29           1.23           0.21
                                                           ============    ===========    ===========
Weighted average shares outstanding:
 Basic                                                        1,504,356      1,446,354      1,418,719
 Diluted                                                      3,136,017      3,134,617      3,164,840


See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1999, 1998 and 1997


                                      Convertible               Additional     Retained        Other
                                       Preferred     Common      Paid-In       Earnings    Comprehensive  Stockholders'
                                         Stock       Stock       Capital      (Deficit)        Income        Equity
                                         -----       -----       -------      ---------        ------        ------

Balances at December 31, 1996           $ 85,997     68,867     9,023,669    (2,791,811)      760,203      7,146,925


Comprehensive income:
Net income                                  --         --            --         672,356          --             --
Unrealized gain on
investment security                         --         --            --            --       1,367,825           --
Reclassification adjustment for gains
realized in net income                      --         --            --            --        (238,038)          --
Comprehensive income                        --         --            --            --            --        1,802,143
Conversion of 52,397 shares of
preferred stock to common stock           (2,620)     2,620          --            --            --             --
                                        --------    -------    ----------    ----------    ----------    -----------

Balances at December 31, 1997             83,377     71,487     9,023,669    (2,119,455)    1,889,990      8,949,068

Comprehensive income:
Net income                                  --         --            --       3,851,753          --             --
Unrealized gain on
investment security                         --         --            --            --         211,863           --
Reclassification adjustment for gains
realized in net income                      --         --            --            --      (2,101,853)          --
Comprehensive income                        --         --            --            --            --        1,961,763
Conversion of 56,387 shares of
preferred stock to common stock           (2,819)     2,819          --            --            --             --
Acquisition and retirement of
treasury stock                              (908)    (1,153)     (101,680)         --            --         (103,741)
                                        --------    -------    ----------    ----------    ----------    -----------

Balances at December 31, 1998             79,650     73,153     8,921,989     1,732,298          --       10,807,090

Net income
  (comprehensive income)                    --         --            --         907,037          --          907,037
Conversion of 60,011 shares of
preferred stock to common stock           (3,001)     3,001          --            --            --             --
Options issued to legal counsel             --         --          14,125          --            --           14,125
                                        --------    -------    ----------    ----------    ----------    -----------

Balances at December 31, 1999           $ 76,649     76,154     8,936,114     2,639,335          --       11,728,252
                                        ========    =======    ==========    ==========    ==========    ===========


See accompanying notes to consolidated financial statements.


                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 1999, 1998 and 1997


                                                                  1999          1998          1997
                                                              -----------    ----------    ----------
Reconciliation of net income to net cash provided by
     (used in) operating activities:
  Net income                                                  $   907,037     3,851,753       672,356
  Adjustments to reconcile net income to cash provided
    by (used in) operating activities:
      Deferred tax expense (benefit)                              509,998      (194,000)     (306,000)
      Gain on disposal of fixed assets                               --            --          (6,784)
      Gain on sale of land                                           --        (826,797)     (196,066)
      Gain on sale of Monroc, Inc. stock                             --      (2,101,853)     (238,033)
      Provision for allowance for doubtful accounts               308,229       223,000       270,000
      Issuance of stock options                                    14,125          --            --
      Depreciation                                                171,677        99,910        70,326
      Amortization of intangibles                                  23,132          --            --
      Amortization of excess of acquired net assets
         over cost                                               (112,932)     (112,932)     (112,932)
      Write-off of deferred expenses for abandoned
         acquisition                                                 --            --         385,705
      Changes in assets and liabilities, net of the effects
          of acquisitions:
         Accounts receivable                                      165,564      (890,348)      130,871
         Inventory                                               (347,702)     (354,640)      882,480
         Prepaid expenses and other assets                        (43,529)       16,837       (31,953)
         Accounts payable                                        (264,766)     (658,416)   (1,428,999)
         Accrued liabilities                                     (430,154)      316,816       (19,117)
         Income taxes payable                                    (163,247)       91,034       (24,394)
                                                              -----------    ----------    ----------
            Net cash provided by (used in) operating
               activities                                         737,432      (539,636)       47,460
Cash flows from investing activities:
  Payment for acquisition of Universal Supply Group,
    Inc. net of cash acquired                                  (3,879,427)         --            --
  Payment for acquisition of Ramsco, Inc.                        (224,063)         --            --
  Advances to BRS Products, Inc.                               (1,101,251)         --            --
  Proceeds from sale of land                                         --       1,001,023       345,979
  Proceeds from sale of Monroc, Inc. stock                           --       3,533,653       456,233
  Payments received on notes receivable                           158,034       456,785       487,861
  Proceeds from disposal of fixed assets                             --            --          19,457
  Additions to property and equipment                          (1,069,213)     (197,491)     (300,728)
  Purchase of treasury stock                                         --        (103,741)         --
  Costs incurred with respect to planned acquisition             (159,541)         --        (385,705)
                                                                             ----------    ----------

    Net cash provided by (used in) investing activities        (6,275,461)    4,690,229       623,097
Cash flows from financing activities:
  Net borrowings (repayments) under credit facility             2,429,727        59,160      (283,022)
 Payment on notes payable                                        (133,625)     (448,858)     (469,082)
                                                              -----------    ----------    ----------
            Net cash provided by (used in)
               financing activities                             2,296,102      (389,698)     (752,104)

Increase (decrease) in cash and cash equivalents               (3,241,927)    3,760,895       (81,547)
Cash and cash equivalents - beginning of period                 5,001,881     1,240,986     1,322,533
                                                              ----------    ----------     ----------
Cash and cash equivalents - end of period                     $ 1,759,954     5,001,881     1,240,986
                                                              ===========    ==========    ==========

See accompanying notes to consolidated financial statements.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1999, 1998 and 1997



(1) Summary of Significant Accounting Policies and Practices

    (a) Description of Business
        -----------------------

    Colonial Commercial Corp. and subsidiaries (the Company) currently holds certain assets for investment purposes and is a distributor of products and services to building contractors and architectural firms. The Company operates in two primary markets:

          (1) Door hardware and doors. The Company is a distributor of door hardware, doors and door frames used in new building construction, buildings being rehabilitated, interior tenant buildouts, and building maintenance. The Company services the contract hardware market, usually as a material supplier only, on a wide range of commercial, residential and institutional construction projects. The Company's customers are located in the United States, primarily in New York, New Jersey, Georgia, Illinois and Pennsylvania.

          (2) Heating, ventilation and air conditioning (HVAC). The Company is a distributor of heating, ventilation, air conditioning equipment and climate control systems. The Company's products are marketed primarily to HVAC contractors, which, in turn, sell such products to residential and commercial/industrial customers. The Company also provides technical field support, in-house training and climate control consultation for engineers and installers. The Company's customers are located in the United States, primarily in Southern New York and Northern New Jersey.

    (b) Principles of Consolidation
        ---------------------------

    The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c) Revenue Recognition
        -------------------

    Revenue is recognized when the earnings process is complete, generally upon shipment of products or performance of services.

    (d) Cash Equivalents
        ----------------

    The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents, at December 31, 1999 and 1998, is approximately $1,000,000 and $3,706,000, respectively, of certificates of deposit.

    (e) Inventory
        ---------

    Inventory is stated at the lower of cost or market and consists solely of finished goods. Cost is determined using the first-in, first-out method. During the fourth quarter of 1997, the Company reversed approximately $217,000 of inventory reserves that were established during the first three quarters of 1997 upon determination that such reserves were no longer required.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

    (f) Note Receivable
        ---------------

    Note receivable is recorded at cost, less an allowance for impairment, if any.

    (g) Investment in Monroc, Inc.
        --------------------------

    The Company classified its investment in Monroc, Inc., (Monroc) (note 4), as an available-for-sale security. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Dividend income is recognized when earned. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

    (h) Property and Equipment
        ----------------------

    Property plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

                       Computer hardware and software           3-5 years
                       Office and warehouse equipment             5 years
                       Furniture and fixtures                     5 years
                       Automobiles                              3-5 years

    Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

    (i) Intangible Assets
        -----------------

    Intangible assets consist of non-competition agreements and the excess cost over fair value of assets acquired for subsidiary companies. Excess cost over fair value of net assets acquired is being amortized, on a straight-line basis, over a period not exceeding twenty years. The value of the non-compete agreements is amortized on a straight-line basis over the term of each agreement, which ranges from 5 to 15 years.

    Accumulated amortization at December 31, 1999 and amortization of excess cost over fair value of net assets acquired and other intangibles in 1999 approximated $24,600.

    The recoverability of the excess cost over fair value of net assets acquired is assessed by determining whether the amortization over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. If such amounts are not fully recoverable, impairment is indicated. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the excess cost over fair value of net assets acquired will be impacted if estimated future operating cash flows are not achieved.



                                                                     (Continued)

                                        3
                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

    (j) Stock Option Plan
        -----------------

    The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense for options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

    (k) Income Taxes
        ------------

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

    (l) Reverse Stock Split
        -------------------

    On January 30, 1998, the Company made effective a five-to-one reverse stock split, which shareholders approved on January 13, 1998. All references in the consolidated financial statements referring to shares, share prices, per share amounts and stock plans were adjusted retroactively for the five-to-one reverse stock split and the increase in authorized common stock (note 8).

    (m) Net Earnings Per Common Share
        -----------------------------

    Basic earnings per share excludes any dilution. It is based upon the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

    (n) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
        -----------------------------------------------------------------------

    The Company accounts for its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121). Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

    (o) Comprehensive Income

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

    (p) Use of Estimates

    The preparation of the financial statements, in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Business Acquisitions

    (a) On June 25, 1999, effective June 30, 1999, the Company purchased all the assets, subject to all of the liabilities of Universal Supply Group, Inc. (Universal), for $10,867,848 in cash (including direct acquisition expenses and net of cash acquired). During the quarter ended September 30, 1999, an additional $70,929 was paid to the previous owners of Universal, pursuant to the purchase agreement. Four million dollars of the purchase price was paid from the Company's funds and the balance was financed through an asset based loan secured by the assets of Universal. The acquisition was accounted for under the purchase method of accounting. The purchase price has been preliminarily allocated to the net assets acquired, based upon their estimated fair values at the date of acquisition, pending final determination of certain acquired balances. Included in such allocation was the recognition of a deferred tax asset of $3,700,000 as a result of the Company's revised projection of future taxable income of the combined company. The excess of the cost over the fair value of the net assets acquired has been adjusted for the aforementioned additional $70,929 payment, as well as the reversal of a $75,000 contingent liability during the quarter ended December 31, 1999. The adjusted excess cost over fair value of assets acquired amounting to $6,947, is being amortized on a straight-line basis over a twenty-year period. Other acquired intangibles consisted of three non-competition agreements that amounted to $231,667. The results of operations of Universal have been included in the Company's consolidated statement of income commencing July 1, 1999.

          In connection with the acquisition, liabilities were assumed as follows:

                Fair value of assets acquired                       $14,961,026
                Cash paid and other accrued purchase
                   price of $309,350                                 10,938,777
                                                                    -----------
                      Fair value of liabilities assumed             $ 4,022,249
                                                                    ===========


                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

          Universal's primary business is the distribution of HVAC products that are marketed to HVAC contractors, which, in turn, sell such products to residential and commercial/industrial customers. In addition to its approximately 500 different product lines, Universal also provides technical field support, in-house training and climate control consultation for engineers and installers. Universal is headquartered in Hawthorne, New Jersey and has seven operating locations in New Jersey and two in New York.

          The following unaudited pro forma summary presents information as if the acquisition had occurred at the beginning of each year. The pro forma information contains adjustments for interest on acquisition financing, reduction of interest income, amortization of the excess cost over the fair value of net assets acquired and other intangibles and tax expense. These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the year indicated, or that may result in the future.

                                                          (Unaudited)
                                                For the year ended December 31,
                                                     1999              1998
                                                     ----              ----
          Sales                                 $ 55,421,828         51,693,546

          Net income                                 961,752          3,742,060

          Net income per common share:
             Basic                                     .64              2.59
             Diluted                                   .31              1.19

          Weighted average shares outstanding:
             Basic                                 1,504,356          1,446,354
             Diluted                               3,136,017          3,134,617

    (b) On October 15, 1999, the Company purchased all of the accounts receivable, inventory, fixed assets, trade names and customer lists of Ramsco, Inc. for approximately $225,000 in cash. The transaction was accounted for as a purchase and, accordingly, the cost of the acquisition was allocated to the assets acquired, based upon their estimated fair values. The excess of cost over the fair value of assets amounted to approximately $150,000 and will be amortized over a fifteen-year period. Pro forma results of operations were not provided as their effects on the consolidated results of operations would not have been material.

    (c) On March 24, 2000, the Company acquired BRS Products, Inc. (BRS), a company in bankruptcy. BRS is a manufacturer of hollow metal doors and frames and was a supplier to the Company. The acquisition will be accounted for under the purchase method of accounting. The Company is still in the process of assessing the fair value of the assets and liabilities acquired. Preliminary estimates indicate that the net liabilities of BRS will range between $800,000 and $1,200,000. On February 8, 2000, the bankruptcy court confirmed BRS's plan of reorganization. In accordance with the plan of reorganization, the Company agreed to make minimum capital contributions to BRS in the amount of $800,000 on the effective date of the acquisition and $400,000 on the first annual anniversary of such effective date. Subsequent to December 31,1999, the Company made $800,000 of the required capital contributions.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

          Prior to the filing of a petition for Chapter 11 on October 28, 1999, the Company guaranteed payment of certain accounts receivable of BRS to BRS's factor. In addition, during 1999, the Company agreed to provide debtor-in-possession financing to BRS in the form of a $750,000 line of credit on eligible accounts receivable, which was later increased to $1,050,000, and a $320,000 term loan. As of December 31, 1999, the amount outstanding under the line of credit is $801,251 and the amount outstanding on the term loan is $300,000. Such amounts are reflected as advances to BRS Products, Inc. on the accompanying consolidated balance sheet as of December 31, 1999. These advances increased to $1,528,194 by March 24, 2000. The Company also agreed to pay the administrative fees incurred by BRS in conjunction with the bankruptcy proceedings, which approximated $160,000. It is anticipated that such amounts will be paid in April 2000.

          As of December 31, 1999, the Company had approximately $158,034 of direct costs in connection with the BRS acquisition. Such amounts have been deferred and included in prepaid expenses and other assets on the accompanying consolidated balance sheet as of December 31, 1999.

    (d) The acquisition of Atlantic in 1995 resulted in an excess of fair value of net assets acquired over the cost of $1,129,284, which is amortized on a straight-line basis over a ten-year period.

 (3) Note Receivable
     ---------------

    In December 1997, the outstanding balance of a note in the amount of $632,139 was replaced with a new note, secured by a real estate mortgage and other collateral, bearing interest at 9% and payable in eight equal semi-annual installments of $70,017 beginning in June 1998. Amounts outstanding on the note at December 31, 1999 and 1998 were $316,069 and $474,104, respectively. The note was prepaid in full, including interest, subsequent to December 31, 1999.

(4) Investment in Monroc, Inc.
    --------------------------

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

(5) Property and Equipment
    ----------------------

Property and equipment consist of the following at December 31:

                                           1999                    1998
                                           ----                    ----
    Computer hardware and software       $     817,332          551,807
    Office and warehouse equipment              99,855           42,380
    Furniture and fixtures                     172,220           37,109
    Leasehold improvements                     675,163              --
    Automobiles                                152,924          114,805
                                         -------------        ---------
                                             1,917,494          746,101
    Less accumulated depreciation
       and amortization                        415,466          243,789
                                         -------------        ---------
                                         $   1,502,028          502,312
                                         =============        =========

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

Computer software includes approximately $427,972 and $296,287 of costs as of December 31, 1999 and 1998, respectively, related to the acquisition and installation of management information systems for internal use. Amortization of computer software costs will commence when the new system is fully operational and will be amortized on a straight-line basis over three years.

(6) Financing Arrangements
    ----------------------

In June 1999, the Company entered into a loan and security agreement with a financial institution related to a $16,000,000 credit facility. Borrowings under the credit facility may be in the form of borrowings under a line of credit or term loans and bear interest at the prime rate or at the Company's option, 250 basis points over the applicable LIBOR rate. At December 31, 1999, all amounts outstanding under the facility bore interest at the prime rate (8.5%). The credit facility allows the Company to borrow against eligible accounts receivable and inventory on a formula basis and up to $3,000,000 in the form of five-year term loans. Borrowings under the facility are secured by accounts receivable, inventory, and fixtures and equipment. Monthly interest and principal payments on the line of credit are based upon monthly accounts receivable collections, as defined. The loan and security agreement is in effect until June 24, 2002 and is automatically renewed from year-to-year thereafter. Borrowings under the credit facility are due on demand and, accordingly, have been classified as short-term in the accompanying balance sheet. The loan and security agreement contains a number of covenants relating to the financial condition of the Company and its business operations.

At December 31, 1999, amounts outstanding under the credit facility were $11,778,995, of which $2,750,000 represents amounts under a term loan, payable in 60 equal monthly installments of $50,000. As monthly repayments are made on the term loan, the available line of credit portion of the facility increases by the amount of principal repayment. At December 31, 1999, the amount of unused available credit was $4,221,005. At December 31, 1998, the Company had $2,049,268 outstanding under a $3,500,000 line of credit with another financial institution. The weighted average interest rates for 1999, 1998 and 1997 were 8.25%, 10.0% and 10.4%, respectively.

(7) Notes Payable
    -------------

    (a)   Notes payable consist of the following at December 31:

                                                                                  1999        1998
                                                                                  ----        ----

          Term note payable to a former owner of acquired business in 60 monthly principal and interest installments of $9,125,
          bearing interest at 8.0%                                                319,435       --

          Term note payable to a former owner of acquired business in 60 monthly principal and interest installments of $4,790,
          bearing interest at 7.0%                                                123,389       --

          Term note payable to a bank in 36 monthly principal
          and interest installments of $1,863, bearing interest at 7.36%           39,878      58,535

          Term note payable to a bank in 60 monthly principal and
          interest installments of $347, bearing interest at .9%                   20,799       --
                                                                                ---------   --------
                                                                                  503,501      58,535
          Less current installments                                               158,335      18,677
                                                                                ---------   ---------
                                                                                $ 345,166      39,856
                                                                                =========   =========


                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

               Maturities of notes payable are as follows:

                2000                                $    158,335
                2001                                     174,769
                2002                                     124,182
                2003                                      42,055
                2004                                       4,160
                                                    -------------
                                                          503,501
            Less current installments                     158,335
                                                    -------------
                                                    $     345,166
                                                    =============

    (b) Included in accrued liabilities at December 31, 1999 and 1998 is approximately $375,910 and $474,656, respectively, of unclaimed payments on notes payable to creditors, pursuant to a 1983 reorganization plan. The last payment on such notes was made in January 1998. In 1999, 1998 and 1997; $97,630, $97,706 and $150,321,
          respectively, of the unclaimed payments were recorded as other income in the accompanying consolidated statements of income since in accordance with the opinion of counsel, it is more likely than not that the Company is entitled to these payments.

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


At December 31, 1999 there were 2,732,983 shares of common stock reserved for conversion of preferred stock and for the exercise of stock options (note
   9).

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

(9) Stock Options
    -------------

On January 13, 1998, stockholders approved a proposal to increase the number of shares of common stock for which options can be issued pursuant to the 1996 Stock Option Plan (the 1996 Plan) by 1,000,000 shares from 200,000 to 1,200,000 shares on a post-reverse stock split basis. At December 31, 1999, a total of 208,500 options were outstanding under the 1996 Stock Option Plan and 136,500 options were outstanding under the Company's 1986 Stock Option Plan, which expired on December 31, 1995.

In June 1996, the Company adopted the 1996 Plan pursuant to which the Company's Board of Directors may grant up to 1,200,000 options until December 31, 2005 to key employees and other persons who render service to the Company. Under the 1996 Plan, the options can be either incentive or nonqualified. The rate at which the options become exercisable is determined by the Board of Directors at the time of grant. The exercise price of the incentive stock options may not be less than the fair market value of the Company's common stock on the date of grant. The exercise price of the nonqualified stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant.

In April 1999, options to purchase 129,500 shares of common stock were granted to certain employees at $3.50 per share, which equaled the fair market value of the shares at the date of the grant. The options were immediately exercisable and expire in April 2009. In June 1999, pursuant to the 1996 plan, options to purchase 54,000 shares of common stock were granted to certain employees at $3.75 per share, which equaled the fair market value of the shares at the date of the grant. The options vest over a five-year period and expire in June 2009. In June 1999, pursuant to the 1996 plan, nonqualified options to purchase 5000 shares of common stock were granted to outside legal counsel of the Company at $3.21 per share. Accordingly, the Company recognized approximately $14,000 in professional fee expense, which represents an estimate of the fair value of the options issued, in the accompanying 1999 consolidated statement of income. The options were immediately exercisable and expire in June 2009.

In April 1998, pursuant to the 1996 plan, options to purchase 2,000 shares of common stock were granted to certain employees at $2.50 per share, which equaled the fair market value of the shares at the date of the grant under the 1996 Plan. The options were immediately exercisable and expire in March 2008.

In February 1997, pursuant to the 1996 plan, options to purchase 20,000 shares of common stock were granted to certain employees at $2.50 per share, which equaled the fair market value of the shares at the date of the grant under the 1996 Plan. The options were immediately exercisable and expire in February 2007.



                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

Changes in options outstanding are as follows:

                                        Shares Subject       Weighted Average
                                          to Option           Exercise Price
        Balance at December 31, 1996      145,500                $  1.45
        Granted                            20,000                   2.50
                                          -------
        Balance at December 31, 1997      165,500                   1.57
        Canceled                          (11,000)                 (1.68)
        Granted                             2,000                   2.50
                                          -------
        Balance at December 31, 1998      156,500                   1.57
        Granted                           188,500                   3.56
                                          -------                -------
        Balance at December 31, 1999      345,000                $  2.66
                                          =======                =======

        Options exercisable at
        December 31, 1999                 291,000                $  2.46
                                          =======                =======


At December 31, 1999 and 1998, the range of exercise prices of outstanding options was $1.25-$3.75 per share. At December 31, 1999 and 1998, the weighted average remaining contractual lives of outstanding options were approximately seven and five years, respectively.

The per share weighted average fair value of stock options granted during 1999, 1998 and 1997 was $3.28, $2.37 and $2.13, respectively, on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

                                                                     Risk-free
           Date of              Expected           Expected          Interest     Dividend
            Grant              Volatility         Life (Years)        Rate (%)     Yield (%)
            ------             ----------         -----------        --------     --------

    1999    4/1/99               112%                10                5.27%            0%
            6/9/99                88%                10                5.87%            0%
            6/25/99               87%                10                6.02%            0%

    1998    4/9/98               114%                10                5.70%            0%

    1997    2/13/97               80%                10                6.30%            0%

The Company applies APB Opinion No. 25 in accounting for options issued to employees, pursuant to its stock option plan, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:





                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES


                                               1999           1998             1997
                                               ----           ----             ----
     Net income:
       As reported                            $ 907,037       3,851,753      672,356
       Pro forma                                645,262       3,847,017      629,730
     Net income per common share (basic):
        As reported                               .60            2.66           .47
        Pro forma                                 .43            2.66           .44

     Net income per common share (diluted):
       As reported                                .29            1.23           .21
       Pro forma                                  .21            1.23           .20


The following table summarizes information about stock options at December 31, 1999:

                                                                              Options Exercisable
                                     Weighted-        Weighted-                    Weighted-
                                      Average          Average                     Average
       Range of                      Remaining        Exercise                    Exercise
   Exercise Prices     Shares     Contractual life      Price        Shares         Price
   ---------------     ------     ----------------      -----        ------         -----

   $1.25              51,000            3.05            $1.25         51,000         $1.25
   $1.26-$2.50       105,500            3.91             1.73        105,500          1.73
   $2.50-$3.75       188,500            9.32             3.56        134,500          3.49
                     -------                                         -------
   Total             345,000            6.74             2.66        291,000          2.46
                     =======        ===========       =========      =======       =========







                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(10) Net Income Per Common Share
     ---------------------------

A reconciliation between the numerators and denominators of the basic and diluted income per common share is as follows:

                                            1999           1998           1997
                                            ----           ----           ----

Net income (numerator)                    $  907,037     3,851,753       672,356
                                          ==========     =========     =========

Weighted average common shares
 (denominator for basic income
 per share)                                1,504,356     1,446,354     1,418,719

Effect of dilutive securities:
  Convertible preferred stock              1,551,690     1,631,547     1,678,559
  Employee stock options                      79,971        56,716        67,562
                                          ----------     ---------     ---------

Weighted average common and
  potential common shares
  outstanding (denominator for
  diluted income per share)                3,136,017     3,134,617     3,164,840
                                          ==========     =========     =========

Basic income per share                    $   .60          2.66           .47
                                          ==========     =========     =========
Diluted income per share                      .29          1.23           .21
                                          ==========     =========     =========


Employee stock options of 54,000, 183,500 and 188,500 for the second, third and fourth quarters, respectively, of 1999, were not included in the net income per share calculation because their effect would have been anti-dilutive. Employee stock options of 20,000 for the first, third and fourth quarters in 1998 and for the fourth quarter in 1997 were not included in the net income per share calculation because their effect would have been anti-dilutive.

(11) Income Taxes
     ------------

The provision (benefit) for income taxes attributable to income is comprised of:

                        1999                              1998                               1997
                        ----                              ----                               ----
                     State and                         State and                          State and
            Federal    Local      Total      Federal     Local      Total      Federal      Local       Total

Current    $  2,313   170,467    172,780      70,930    202,422    273,352       2,000     148,300     150,300
Deferred    509,998      --      509,998    (194,000)      --     (194,000)   (306,000)       --      (306,000)
           --------   -------   --------    --------    -------   --------    --------    --------    --------
           $512,311   170,467    682,778    (123,070)   202,422     79,352    (304,000)    148,300    (155,700)
           ========   =======   ========    ========    =======   ========    ========    ========    ========

Income tax expense for 1999, 1998 and 1997 differed from amounts computed by applying the U.S. Federal income tax rate of 34% to pre-tax income due to various items including permanent differences, alternative minimum taxes, state and local taxes, net of Federal income tax benefit and a net reduction (increase) in the valuation allowance for deferred tax assets of ($342,627), $644,547 and $1,288,667 for 1999, 1998 and 1997, respectively.
     Additionally, in the fourth quarter of 1999, the Company reversed $76,972 of prior years' over accruals of state and local taxes that are no longer required.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


The components of deferred income tax expense (benefit) are as follows:


                                                     1999        1998          1997
                                                ---------    --------    ----------
Deferred tax expense, exclusive of the effect
 of the other components listed below           $ 167,371     450,547       492,253
Adjustment to deferred tax assets for expired
 net operating loss carryforwards                    --          --         490,414
Decrease in beginning-of-the-year balance of
 the valuation allowance for deferred tax
 assets                                           342,627    (644,547)   (1,288,667)
                                                ---------    --------    ----------
                                                $ 509,998    (194,000)     (306,000)
                                                =========    ========    ==========



The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1999 and 1998 are presented below.

                                                       1999            1998
                                                       ----            ----

Deferred tax assets:
  Net operating loss carryforwards                 $ 10,622,357    $ 10,884,818
  Accounts receivable due to allowance
     for doubtful accounts                              276,901         286,204
  Inventory due to valuation reserve                    177,184         216,047
  Additional costs inventoried for tax purposes         140,943            --
  Alternative minimum tax credit carryforward           118,198         115,885
  Other                                                  11,286          11,286
                                                   ------------    ------------
     Total gross deferred tax assets                 11,346,869      11,514,240
     Less valuation allowance                        (7,656,867)    (11,014,240)
                                                   ------------    ------------
     Deferred tax assets, net                      $  3,690,002    $    500,000
                                                   ============    ============

At December 31, 1999, the valuation allowance was determined by estimating the recoverability of the deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies in making this assessment. Based upon the level of historical income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1999. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are not realized. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income of approximately $10,850,000. Taxable income for 1999, 1998 and 1997 was approximately $1,507,000, $4,050,000 and $491,000, respectively.

During 1999, the valuation allowance was reduced by $3,700,000 in connection with the purchase of Universal (note 2 (a)). During the fourth quarters of 1998 and 1997, the valuation allowance was reduced by $500,000 and $306,000, respectively, in order to recognize a net deferred tax asset based upon updated projections of future taxable income.

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

At December 31, 1999, the Company has net operating loss carryforwards for federal income tax purposes of approximately $31,200,000. Varying amounts of the net operating loss carryforwards will expire each year from 2000 through 2008. Approximately $2,300,000 of the net operating loss carryforwards will expire if not utilized during 2000. During 1999, the Company utilized approximately $1,507,000 of its net operating loss carryforwards and none expired. The net operating loss carryforwards have been substantially reduced as a result of certain annual limita- tions and they may be further limited to utilization against the future earnings of the subsidiary that sustained the loss. If certain substantial changes in ownership occur, there would be a further annual limitation on the amount of tax carryforwards that can be utilized in the future.

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

(13) Supplemental Cash Flow Information
     ----------------------------------

The following is supplemental information relating to the consolidated statements of cash flows:
                                          1999         1998        1997
                                          ----         ----        ----
      Cash paid during the years for:
           Interest                     $522,711       208,824         286,340
                                         =======       =======         =======
           Income taxes                 $347,284       186,386         181,428
                                         =======       =======         =======

 Non-cash transactions:

During 1999, the Company financed $6,750,000 of debt incurred in connection with the acquisition of Universal (note 2(a)).

During 1999, 60,011 shares of convertible preferred stock were converted to a similar number of common shares.

During 1998, the Company retired 18,162 shares of convertible preferred stock, 23,070 shares of common stock and 56,387 shares which were converted to a similar number of common shares.

During 1998, the Company issued a $60,030 note payable to finance the purchase of equipment (note 7).


                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(14) Employee Benefit Plans
     ----------------------

The Company has a profit-sharing plan and 401(k) plan, which cover substantially all employees of the Company's subsidiary, Atlantic Hardware and Supply Corporation (Atlantic). The Company also has a 401(k) plan, which covers substantially all employees of the Company's subsidiary, Universal. Participants in the 401(k) plans may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The Atlantic 401(k) plan does not provide for matching contributions, however, the Board of Directors can authorize discretionary contributions to both the profit-sharing and 401(k) plans. In 1999, 1998 and 1997, the Board of Directors authorized $90,000, $90,000 and $70,000, respectively, of such discretionary contributions to the plans. The Universal 401(k) plan does provide for matching contributions. In 1999, $43,000 of matching contributions were made to the Universal 401(k) plan. Universal has a deferred compensation plan, which covers certain employees. Contributions equaling 5% of a participant's compensation is required to be made to the plan for those participants who are employed as of December 31. During 1999, approximately $26,000 of contributions were made to the deferred compensation plan.

(15) Industry Segments
     -----------------

The Company has three reportable segments: (1) door hardware and doors (2) HVAC
    (effective July 1, 1999) and (3) investing activities. The door hardware and doors segment generates revenue from the distribution of products to the contract hardware market. The HVAC segment generates revenue from the distribution of heating, ventilation and air conditioning equipment and climate control systems. The investing activities holds certain assets for investment purposes. A substantial portion of the investing activities segment revenues is generated from the sale of its assets. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except as set forth in the notes below. The Company evaluates performance of the door hardware and doors segment and the HVAC segment, based upon operating income and net income and the investing activities segment based upon income before income taxes. Interest on intersegment borrowings is recorded at the Company's incremental borrowing rate. All of the Company's revenues are generated in the United States. All of the Company's assets are located in the United States. The investing activities segment does not include income from its investment in the door hardware and doors segment and HVAC segment.

Summarized financial information for each of the Company's three business segments for 1999, 1998 and 1997 is as follows:





                           Door hardware                     Investing      Unallocated                       Consolidated
1999                        and doors           HVAC         activities        amount        Eliminations          Total
-----                     -------------         ----         ----------        ------        ------------          -----
Revenues                 $ 25,666,531       16,592,423           --             --               --             42,258,954
Operating income            1,569,932(a)       898,726(a)      (689,154)(a)     --               --              1,779,504
Other income                    5,541           48,480           99,352         --               --                153,283
Interest income                  --               --            269,438         --                (96,524)(b)      172,914
Interest expense              274,350          338,060             --           --                (96,524)(b)      515,886
Income before
  income taxes              1,301,033(a)       609,146(a)      (320,364)(a)     --               --              1,589,815
Net income                  1,227,005          515,128         (325,098)        (509,998)(f)     --                907,037
Total assets               12,121,876       12,082,499        8,672,107        3,690,002(c)    (6,988,407)(d)   29,578,077
Non-cash items:
  Provision for
    doubtful accounts         208,974           99,255             --            --              --                308,229
  Amortization of
    negative goodwill         112,932            --                --            --              --                112,932
  Depreciation expense        142,410           29,267             --            --              --                171,677
  Amortization expense           --             23,132             --            --              --                 23,132
Capital expenditures          873,698          195,515             --            --              --              1,069,213
                           ==========      ===========       ==========       ==========       ==========      ===========

                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES



                         Door hardware   Investing        Unallocated                  Consolidated
1998                       and doors     activities         amount      Eliminations        Total
-----                    ----------      ----------         ------      ------------        -----
Revenues                 $25,233,909           --               --                --     25,233,909
Operating income           1,780,174(a)   (873,541) (a)         --                --        906,633
Other income                   5,280      3,038,269             --                --      3,043,549
Interest income                 --          274,825             --     (93,619) (b)         181,206
Interest expense             293,902           --               --     (93,619) (b)         200,283
Income before
  income taxes             1,491,552(a)   2,439,553(a)          --                --      3,931,105
Net income                 1,291,552      2,366,201      194,000 (f)              --      3,851,753
Total assets              10,938,951      8,539,264      500,000 (c)   (3,652,902) (d)   16,325,313
Non-cash items:
  Provision for
    doubtful accounts        223,000           --               --                --        223,000
  Amortization of
    negative goodwill        112,932           --               --                --        112,932
  Depreciation expense        97,965          1,945             --                --         99,910
Capital expenditures         197,491           --               --                --        197,491
                         ===========      =========      ===========   ===============   ==========



                     Door hardware       Investing            Unallocated                   Consolidated
1997                   and doors         activities             amount       Eliminations      Total
-----                  ---------         ----------             ------       ------------      -----
Revenues                 $22,642,783            --                   --           --         22,642,783
Operating income           1,154,004(a)   (1,153,770)(e)(a)          --           --                234
Other income                   5,825         606,505                 --           --            612,330
Interest income                 --           191,473                 --           --            191,473
Income before
  income taxes               872,448(a)   (355,792) (e)              --           --            516,656
Net income                   727,448        (361,092)         306,000 (f)         --            672,356
Total assets               9,232,245       8,161,496          306,000 (c)   (2,539,284)(d)   16,160,457
Non-cash items:
  Provision for
    doubtful accounts        270,000            --                   --           --            270,000
  Amortization of
    negative goodwill        112,932            --                   --           --            112,932
  Depreciation expense        68,380           1,946                 --           --             70,326
Capital expenditures         300,728            --                   --           --            300,728
                         ===========      ==========          ===========   ==========       ==========




(a) Includes an allocation from the investing segment to the door hardware and doors segment of $150,000, $120,000 and $90,000 in 1999, 1998, and 1997,
     respectively, and $124,800 to the HVAC segment in 1999, based on management's estimate of costs incurred by the investing segment on behalf of the door hardware and doors segment and HVAC segment.
(b)  Represents elimination of interest charged on intercompany borrowings.
(c)  Represents deferred tax assets that are not allocated to either segment.
(d) Represents elimination of intercompany receivable and the investing activities investment in the door hardware, doors and door frames segment.
(e) Includes $385,705 of a write-off of deferred expenses for an abandoned acquisition
(f) Represents net deferred tax expense (benefit) that is not allocated to either segment.
                                                                     (Continued)

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(16) Business and Credit Concentrations
     ----------------------------------

During 1998, five customers accounted for approximately 37% of the Company's annual sales and during 1997, four customers accounted for approximately 27% of the Company's annual sales. At December 31, 1999 and 1998, six and seven customers, respectively, had accounts receivable balances, which in the aggregate, represented 17% and 43%, respectively, of the total net receivable balance. During 1999, no customers exceeded 10% of the Company's annual sales or accounts receivable. The Company estimates an allowance for doubtful accounts based on the credit- worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company as a policy does not require collateral from its customers.

Universal purchases products from approximately 500 suppliers. In 1999, two suppliers accounted for 39.5% of Universal's purchases. The loss of one of these suppliers could have a material adverse effect upon its business for a short-term period. Universal believes that the loss of any one of its other suppliers would not have a material adverse effect upon its business.

(17) Commitments
     -----------

     (a)  Compensation

     The Company has employment contracts with two officers and various employees with remaining terms ranging from two to six years. The Company's remaining aggregate commitment at December 31, 1999 is approximately $4,896,500. Such amount includes a compensation commitment for an officer reflected in an employment contract effective January 1, 2000. The aggregate commitment does not include amounts that may be earned as a bonus.

     In January 2000, the Company's Board of Directors approved an incentive compensation arrangement for an officer of the Company for fiscal 2000. The plan provides for incentive compensation to be paid equal to 1% of the first $6,000,000 increase in the Company's market capitalization, as defined, and 2% of any excess over $6,000,000. The incentive compensation is limited to the annual salary of the officer.

       (b) Leases
           ------

     The Company is obligated under operating leases for warehouse, office facilities and certain office equipment. Rental expense, including real estate taxes, amounted to approximately $682,000, $275,000 and $283,000 in 1999, 1998 and 1997, respectively. Rent expense in 1998 and 1997 is before sublease income of $55,264 and $46,020, respectively. At December 31, 1999, future minimum lease payments in the aggregate and for each of the five succeeding years are as follows:


                     2000                           $    952,298
                     2001                                834,324
                     2002                                757,349
                     2003                                750,251
                     2004                                712,249
                  Thereafter                           3,051,861
                                                       ---------
                   Total                           $   7,058,332
                                                       =========

 OFFICERS

 Bernard Korn, Chairman of the Board/President
  James W. Stewart, Executive Vice President/Treasurer/Secretary

  SUBSIDIARIES
  Atlantic Hardware and Supply Corporation
    Paul Selden, President
  Universal Supply Group, Inc.
    William Pagano, President
  Well-Bilt Steel Products, Inc.
    Tom Porter, President

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

                                              Secy., Colonial Commercial Corp.
 ANNUAL STOCKHOLDERS MEETING                  3601 Hempstead Turnpike
  Wednesday, June 7,2000,10:30 AM             Levittown, New York 11756-1315