Form 10-K, Exhibit 13
period 2000-12-31
COLONIAL COMMERCIAL CORP
filed 2001-04-11
CIK 21828

EXHIBIT 13








                            COLONIAL COMMERCIAL CORP.

                                  ANNUAL REPORT

                                      2000

TO OUR SHAREHOLDERS:

After five years of impressive growth, during which we significantly expanded our base of recurring earnings in the building related products industry, the Company reported a substantial loss in the year 2000. While Colonial's operations, including Atlantic Hardware Supply Corporation ("Atlantic") and Universal Supply Group, Inc. ("Universal") generated $743,257 in combined operating income on sales of $58,320,223, our March 2000 investment in Well-Bilt Steel Products, Inc. ("Well-Bilt") was a failure. Management's pursuit of operating efficiencies and profitability at Well-Bilt proved unsuccessful, and we decided to discontinue the subsidiary's operations.

The Well-Bilt acquisition was intended to support Atlantic's diversification strategy by adding commercial and security detention door manufacturing capabilities to its traditional door and door hardware distribution operations. Anticipating that additional capital would be required to achieve profitability at Well-Bilt, Colonial negotiated a $5 million convertible debt financing, which was aborted because of Well-Bilt's losses and unfavorable market conditions.

While we have been humbled by our setback, we are comforted by the fundamental soundness and growth potential of our continuing operations. Atlantic and Universal each have reputations in excess of 50 years for quality and service in their distribution operations. Both have valuable and exclusive distributor relationships with leading manufacturers in their respective industries. With capable management teams seeking to expand market share by developing new revenue streams and value-added services, we believe the outlook is bright at both subsidiaries.

Management looks forward to a resumption of progress in the year 2001. While a slowing economy will moderate our sales and profitability and it will take some time to recover from the Well-Bilt loss, we are confident that our goal of enhancing shareholder values will be achieved over the long term.

On behalf of management and the Board of Directors, I would like to thank our employees, vendors, customers and shareholders for their continued support.

Respectfully submitted,

Bernard Korn
Chairman of the Board and President
April 9, 2001

CORPORATE PROFILE

Colonial Commercial Corp. ("Colonial"), through its subsidiaries, is a distributor of doors and door hardware, climate control systems and heating/ventilation equipment to building contractors and architectural firms. Colonial's products are installed in commercial, residential and institutional structures, including office buildings, homes, hospitals, schools, hotels, government facilities and apartment buildings.

Atlantic Hardware and Supply Corporation ("Atlantic") (100% owned by Colonial), founded in 1946, distributes door hardware, doors and doorframes, primarily to building contractors and commercial developers. Headquartered in Long Island City, Atlantic has offices in New Jersey; Pennsylvania and Illinois. It provides over 5,000 types of door locks, door closers, hinges, and other types of door-related hardware, plus wood and hollow metal doors and frames for new building construction, building renovation, interior tenant build-outs and building maintenance. Atlantic's products are not sold into wholesale or retail markets. Its customers are primarily building contractors, construction managers, building owners and developers of commercial properties.

Universal Supply Group, Inc. ("Universal") (100% owned by Colonial) distributes climate control systems and heating and air conditioning equipment to heating, ventilation and air conditioning (HVAC) contractors, which, in turn, sell such products to residential and commercial/industrial customers. Headquartered in Hawthorne, New Jersey, Universal operates out of seven locations in New Jersey and two locations in New York. In addition to its approximately 500 different products, Universal also provides control system design, custom control panel fabrication, technical field support, in-house training, and climate control consultation for engineers and installers.

Colonial is headquartered in Levittown, New York, and its common and convertible preferred shares trade on the NASDAQ stock market under the symbols, "CCOM" and "CCOMP", respectively.

Market Price of Company's Common Stock, Convertible Preferred Stock and Related Security Holder Matters:

(a)      Price Range of Common Stock and Convertible Preferred Stock

         The Company's common stock and convertible preferred stock are traded on the Nasdaq small capitalization automated quotation system. The following table sets forth the quarterly high and low bid prices during 2000 and 1999. The quotations set forth below represent inter-dealer quotations, which exclude retail markups, markdowns and commissions and do not necessarily reflect actual transactions.


                           Common Stock             Convertible Preferred Stock

                       High              Low           High               Low
                       ----              ---           ----               ---
2000

First Quarter         6                  3 1/4           5 1/2           3 1/4
Second Quarter        9  7/8             4              16               2 3/8
Third Quarter         6  3/16            4 3/8           6 1/4           3 17/32
Fourth Quarter        6  7/16            2 7/8           6 1/2           2  7/8

1999

First Quarter         4 1/4              2 1/4          4                2 1/4
Second Quarter        4                  3 1/16         4                3
Third Quarter         4 7/32             2 3/4          4 1/16           2 7/8
Fourth Quarter        3 9/16             2 3/4          3 1/2            2 7/8




 (b)       Approximate number of common and convertible preferred stockholders:

                                                          Approximate Number of
                                                              Record Holders
 Title of Class                                          (as of March 23, 2001)
 ---------------                                          ---------------------

Common stock par value $.05 per share                             764
Convertible preferred stock par value $.05 per share            6,884

(c)      Dividends

      The Company does not contemplate common stock dividend payments in the near future.

SELECTED FINANCIAL DATA

                                                                       YEARS ENDED DECEMBER 31,

                                       2000                   1999             1998              1997             1996
                                   ----------------------------------------------------------------------------------------


Net sales                          $ 58,320,223(1)(2)      42,258,954(2)     25,233,909        22,642,783        25,059,492
                                   ------------          ------------      ------------      ------------      ------------
Operating income                        743,257             1,779,504           906,633               234           604,342
                                   ------------          ------------      ------------      ------------      ------------
Income (loss) from continuing
  operations                         (1,089,391)              907,037         3,851,753(3)        672,356(3)        547,675(3)


Loss from operations of
  discontinued segment               (3,212,152)                 --                --                --                --
Loss on disposal of
   discontinued  operation           (3,731,654)                 --                --                --                --
                                   ------------          ------------      ------------      ------------      ------------
   Loss on discontinued
     operation                       (6,943,806)                 --                --                --                --
                                   ------------          ------------      ------------      ------------      ------------
   Net income (loss)               $ (8,033,197)              907,037         3,851,753(3)        672,356(3)        547,675(3)
                                   ============          ============      ============      ============      ============
Income (loss) per common
   share (4):
  Basic:
     Continuing operations         $      (0.71)                 0.60              2.66(3)           0.47(3)           0.40(3)
     Loss on discontinued
         operation                        (4.50)                 --                --                --                --
                                   ------------          ------------      ------------      ------------      ------------
     Net income (loss) per
        common share               $      (5.21)                 0.60              2.66(3)           0.47(3)           0.40(3)
                                   ------------          ------------      ------------      ------------      ------------
  Diluted:
     Continuing operations         $      (0.71)                 0.29              1.23              0.21              0.17
     Loss on discontinued
        operation                         (4.50)                 --                --                --                --
                                   ------------          ------------      ------------      ------------      ------------
     Net income (loss) per
        common share               $      (5.21)                 0.29              1.23              0.21              0.17
                                   ============          ============      ============      ============      ============



                                                                           DECEMBER 31,

                                       2000                   1999             1998              1997             1996
                                   ----------------------------------------------------------------------------------------


Total assets                       $ 30,487,673            29,578,077(2)     16,325,313        15,160,457        15,695,860
Borrowings under credit facility     17,123,912            11,778,995         2,049,268         1,990,108         2,273,130
Long-term debt                          195,352               345,166            39,858              --             447,363



(1) Excludes sales from Well-Bilt, which were $4,074,798, net of intercompany sales.
(2) In July 1999, Colonial acquired Universal Supply Group, Inc. 2000 and 1999 sales from Universal were $32,342,160 and $16,592,423, respectively.
(3) Includes gains on sales of securities in 1998 and 1997 of $2,101,853 and $238,033, respectively, and gains on land sales in 1998, 1997 and 1996 of $826,797, $196,066 and $258,651, respectively.
(4) Per share data give effect to a five-to-one reverse stock split that was effective January 30, 1998.


Quarterly Results of Operations
-------------------------------

The following table sets forth selected unaudited quarterly financial data of the Company for the years ended December 31, 2000 and 1999:

                                                               QUARTER ENDED
                                              MAR. 31,       JUNE 30,     SEPT. 30,       DEC. 31,
                                              -------        -------      --------        -------
                                                 (Dollars in thousand, except per share data)
1999

Net sales                                  $    5,987        6,342       14,729(a)       15,201
Gross profit                                    1,718        1,697        4,237           4,198
Net income                                        151           71          523             162
Income per common share:
   Basic                                         0.10         0.05         0.35            0.10
   Diluted                                       0.05         0.02         0.17            0.05

2000

Net sales                                  $   11,604       16,156       15,058          15,502
Gross profit                                    3,524        4,576        4,131           3,864
Income (loss) from continuing operations         (183)         441         (243)         (1,104)
Loss on discontinued operation                   (158)        (903)        (766)         (5,117)
Net loss                                         (341)        (462)      (1,009)         (6,221)
Income (loss) per common share:
   Basic:
       Continuing operations                    (0.12)        0.29        (0.16)          (0.71)
       Loss on discontinued operation           (0.10)       (0.59)       (0.50)          (3.31)
                                           ---------     ---------    ---------       ---------

            Net loss                            (0.22)       (0.30)       (0.66)          (4.02)

   Diluted:
       Continuing operations                    (0.12)        0.14        (0.16)          (0.71)
       Loss on discontinued operation           (0.10)       (0.28)       (0.50)          (3.31)
                                           ---------     ---------    ---------       ---------

            Net loss                            (0.22)       (0.14)       (0.66)          (4.02)


(a) The increase in sales volume as of the third quarter of 1999 is due primarily to the June 30, 1999 acquisition of Universal Supply Group, Inc.

Management's Discussion and Analysis of
      Financial Condition and Results of Operations
----------------------------------------------------

Forward-looking Statements
--------------------------

This Report on Form 10-K contains forward-looking statements relating to such matters as anticipated financial performance and business prospects. When used in this Report, the words "anticipates," "expects," "may," "intends" and similar expressions are intended to be among the statements that identify forward-looking statements. From time to time, the Company may also publish forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements involve risks and uncertainties, including, but not limited to, the consummation of certain events referred to in this report, technological changes, competitive factors, maintaining customer and vendor relationships, inventory obsolescence and availability, and other risks detailed in the Company's periodic filings with the Securities and Exchange Commission, which could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

Results of Operations 2000-1999
-------------------------------

Due to disappointing results and uncertain prospects, in January 2001, the Board of Directors approved a plan to dispose of the Well-Bilt operations, which were acquired in March 2000. The Well-Bilt operations represented the Company's entire door and doorframe manufacturing segment. The disposal was completed on February 1, 2001. Well-Bilt agreed to surrender possession of certain of its assets to its secured lender (the "Bank"), for the sole purpose of effecting a private sale of such assets to a third party for $1,000,000. Of the $1,000,000 sales price, $700,000 was payable at closing and $300,000 was in the form of a note payable. As payments are made to the Bank by the third party, the Bank will release the Company from its outstanding obligation. As such, at closing the outstanding obligation of the Company to the Bank was reduced by $700,000. The balance of the sales price of $300,000 will remain an outstanding borrowing under the credit facility of the Company until payment is made to the Bank by the third party. A loss from operations of discontinued segment of $3,212,152 and a loss on disposal of $3,731,654 are reflected in the consolidated statement of income (loss) for the year ended December 31, 2000.

The Company reported a net loss of $8,033,197 for the year ended December 31, 2000, primarily due to losses attributable to the Well-Bilt discontinued operation of $6,943,806. In addition, for the year ended December 31, 2000, Atlantic had net income of $234,236 and Universal had net income of $46,164. This is compared with net income of $907,037 for the year ended December 31, 1999, which included $929,005 of net income from Atlantic and $191,914 of net income from Universal.

Sales increased $16,061,269 (38%) to $58,320,223, principally due to increased sales at Universal of $15,749,737 (95%), which was acquired effective July 1, 1999. Universal's sales would have increased by a greater amount, however, its air conditioning sales were negatively impacted by the fact that the weather in the northeast region this past summer was substantially cooler than in prior years. Atlantic sales only grew 1.2% ($311,532), due to Atlantic's decision to selectively decline on projects, while it concentrated its efforts on obtaining operating efficiencies at the Company's newly acquired door manufacturing facility, Well-Bilt. The sale of Well-Bilt will not materially impact its ability to compete in its markets because alternative sources previously used by Atlantic are still available. Selling, general and administrative expenses, net increased $5,281,764, principally due to Universal's increased expenses of

$4,648,676. Universal's selling, general and administrative expense, as a percentage of sales, increased by three percentage points, principally due to an overall effort towards growth in its design control systems business. Atlantic's selling, general and administrative expenses increased by $323,103. Atlantic's selling, general and administrative expense, as a percentage of sales, increased by one percentage point, principally due to increased health insurance claims and depreciation expense relating to its new computer system.

Interest expense increased $687,998 due, in part, to Universal's increased interest expense of $457,511. Universal's borrowing level remained relatively consistent throughout 2000; the increase in interest expense was due to the fact that 1999 only included six months of borrowing activity. The balance of the increase in interest expense, $230,487, was attributable to Atlantic, due primarily to the funding of the acquisition of, and subsequent losses incurred by, Well-Bilt. Interest income decreased $113,329 due to lower average invested cash balances resulting from the Company's investment in Universal and Well-Bilt. Other income increased by $68,368 largely due to Universal's credit card program and accounts receivable credit program. During 2000, the Company has provided for state taxes of $20,000 for income from Universal and Atlantic, as well as a net deferred tax expense of $890,000 resulting from an increase to the valuation allowance on deferred tax assets at December 31, 2000. In 1999, the Company provided for federal and state taxes at an effective tax rate of 42.9%.

Results of Operations 1999-1998
-------------------------------

The Company reported net income of $907,037 for the year ended December 31, 1999, which included $929,005 of net income from Atlantic and $191,914 of net income from Universal, as compared with net income of $3,851,753 for the year ended December 31, 1998, which included $891,552 of net income from Atlantic, a $2,101,853 gain on sale of available-for-sale securities and a $826,797 gain on land sale. Universal was acquired effective July 1, 1999.

Sales increased $17,025,045 (67%) to $42,258,954, principally due to sales from Universal ($16,592,423), which was acquired effective June 30, 1999 and increased sales at Atlantic of $432,622 (1.7%). Selling, general and administrative expenses, net increased $4,300,742, principally due to $3,743,318 of expenses relating to Universal, variable costs associated with increased sales at Atlantic and costs related to the relocation of Atlantic's headquarters. Atlantic's selling, general and administrative expense, as a percentage of sales, increased approximately two percentage points.

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

Impact of Changing Prices
-------------------------

The Company was not materially affected by changing prices in 2000.

Liquidity and Capital Resources
-------------------------------

As of December 31, 2000, the Company had $827,371 in cash and cash equivalents compared with $1,759,954 at December 31, 1999.

Cash flows used in operating activities were $289,143 in 2000 as compared to net cash provided by operating activities of $737,432 in 1999. Net cash used in 2000 was primarily attributable to an increase in accounts receivable and inventory, offset by an increase in accounts payable. The increase in accounts receivable principally relates to higher balances at Atlantic reflecting higher fourth quarter sales and a shift in the timing of collections due to current job and customer mix. The increase in inventory reflects the stage of completion of Atlantic's current contracts. Accounts payable has increased as a result of the Company's decision to forego vendor discounts for early payment. In addition, several of Atlantic's major suppliers increased their payment terms from 30 days to 60 days.

Cash flows used in investing activities during the 2000 year of $769,207, were primarily due to additions to property and equipment, principally computer software acquisition and installation costs for both Atlantic and Universal. Cash flows used in investing activities during the 1999 year of $5,014,669 were primarily due to $3,879,427, net of cash acquired, used for the acquisition of Universal and $1,069,213 for additions to property and equipment, principally leasehold improvements to Atlantic's new headquarters and the relocation of one of Universal's facilities.

Cash flows provided by financing activities principally reflect net borrowings under the Company's credit facility of $5,344,917 and $2,429,727 for the years ended December 31, 2000 and 1999, respectively. These borrowings were used to finance the acquisition and operating losses of Well-Bilt in 2000 and the acquisition of Universal in 1999.

Net cash used in discontinued operation of $5,081,111 for the year ended December 31, 2000 reflects the acquisition and operating losses of Well-Bilt. Net cash used of $1,260,792 for the year ended December 31, 1999 reflects advances provided by the Company to BRS as a term loan and line of credit.

In June 1999, the Company entered into a loan and security agreement with the Bank ("the agreement") related to a $16,000,000 credit facility. As of December 31, 2000, the agreement had been amended to increase the amount of the credit facility to $18,000,000. Borrowings under the credit facility may be in the form of borrowings under a line of credit or term loans and bear interest at the prime rate or at the Company's option, 250 basis points over the applicable LIBOR rate. At December 31, 2000, all amounts outstanding under the facility bore interest at the prime rate or 9.5%. The Company pays a minimum usage fee on the unused portion of the line, in addition to an annual facility fee.

The credit facility allows the Company to borrow against eligible accounts receivable and inventory on a formula basis and up to $3,000,000 in the form of five-year term loans. Borrowings under the facility are secured by accounts receivable, inventory, and fixtures and equipment. Monthly interest and principal payments on the line of credit are based upon monthly accounts receivable collections, as defined. The agreement is in effect until June 24, 2002, unless demand for payment is made by the Bank, and is automatically renewed from year- to-year thereafter. Borrowings under the credit facility are due on demand and, accordingly, have been classified as short-term in the accompanying consolidated balance sheets. The agreement contains a number of covenants relating to the consolidated financial condition of the Company and its business operations. As of December 31, 2000, the Company was in violation of certain of its covenants. The Company has obtained waivers of these events of default as of December 31, 2000. In addition, the agreement was further amended on April 6, 2001 to redefine the Company's minimum tangible net worth requirements. The Company would have been in compliance with the revised definition as of December 31, 2000. The revised definition requires the Company to maintain the level of its tangible net worth as of December 31, 2000 throughout 2001 and to increase its tangible net worth by approximately $200,000 by January 1, 2002 and by an additional $200,000 by the first day of each succeeding year thereafter.

At December 31, 2000, amounts outstanding under the credit facility were $17,123,912 of which $2,308,267 represents amounts under a term loan, payable in 60 equal monthly installments of $50,000. Although the term loan is payable over 60 months, the Bank can demand payment at any time. As monthly repayments are made on the term loan, the available line of credit portion of the facility increases by the amount of the principal repayment. At December 31, 2000, the amount of unused available credit was $876,088.

On March 2, 2001, the agreement was amended to increase the interest rate from the prime rate to the prime rate plus 1%. The rate was increased in exchange for the Bank's agreement to treat Well-Bilt's remaining outstanding borrowings as a term loan.

Approximately $6.2 million and $7.3 million of borrowings under the Company's credit facility relate to Well-Bilt and the acquisition of Universal, respectively. The Company believes that the remaining credit available under the credit facility is sufficient to finance its current operating needs, however, the Company's ability to finance future growth in operations or non-operating activities through the credit facility is limited.

Recent Accounting Pronouncements
--------------------------------

In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS 137 defers the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement 133," was issued, which amended certain provisions of SFAS 133. The Company implemented SFAS 133, as amended, on January 1, 2001. Implementation did not have an impact on the Company's financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

The Company's pre-tax earnings and cash flows are exposed to changes in interest rates as borrowings under its credit facility bear interest based on the prime rate or at the Company's option, 250 basis points over the applicable LIBOR rate. A hypothetical 10% adverse change in such rates would reduce the pre-tax earnings and cash flow for the year ended December 31, 2000 by approximately $163,000 over a one-year period, assuming the borrowing level remains consistent with the outstanding borrowings as of December 31, 2000. The fair value of the borrowings under the credit facility is not significantly affected by changes in market interest rates.

On March 2, 2001, the credit facility was amended to increase the interest rate from the prime rate to the prime rate plus 1%. The increase in the rate would have reduced the pre-tax earnings and cash flow for the year ended December 31, 2000 by approximately $171,000 over a one-year period had the rate increase been in effect as of January 1, 2000. A hypothetical 10% adverse change in the rate would have further reduced the pre-tax earnings and cash flow by approximately $180,000.

The Company's remaining interest-bearing obligations are at fixed rates of interest and as such do not expose pre-tax earnings and cash flows to changes in market interest rates. The change in fair value of the Company's fixed rate obligations resulting from a hypothetical 10% adverse change in interest rates would not be material.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Independent Auditors' Report on consolidated financial statements and schedule

Consolidated financial statements:
         Consolidated balance sheets as of December 31, 2000 and 1999 Consolidated statements of income (loss) for the years ended December
             31, 2000, 1999 and 1998
         Consolidated statements of stockholders' equity for the years ended
             December 31, 2000, 1999 and 1998
         Consolidated statements of cash flows for the years ended December
             31, 2000, 1999 and 1998
         Notes to consolidated financial statements

Independent Auditors' Report on Schedule

Schedule:
         II - Valuation and qualifying accounts

         All other schedules are omitted because they are not required or the information required is given in the consolidated financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Colonial Commercial Corp.:

         We have audited the accompanying consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Commercial Corp. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                                 /s/ KPMG LLP
                                                                 ------------

Melville, New York
April 6, 2001

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2000 and 1999

                      Assets                                                       2000           1999
                                                                                   ----           ----
Current assets:
  Cash and cash equivalents                                                  $    827,371       1,759,954
  Accounts receivable, net of allowance for doubtful accounts
    of $757,000 in 2000 and $828,000 in 1999, respectively                     14,288,161      11,961,043
  Inventory                                                                     9,360,042       8,126,981
  Note receivable                                                                    --           316,069
  Net assets of discontinued operation (note 2(a))                                   --         1,101,251
  Prepaid expenses and other current assets                                       725,283         729,511
  Deferred taxes                                                                   30,940         498,000
                                                                             ------------    ------------
            Total current assets                                               25,231,797      24,492,809
Deferred taxes                                                                  1,594,062       3,192,002
Property and equipment, net                                                     2,012,099       1,502,028
Excess of cost over fair value of net assets acquired and other
  intangibles, net                                                              1,569,479         365,482
Investment securities                                                              80,236          25,756
                                                                             ------------    ------------
                                                                             $ 30,487,673      29,578,077
                                                                              ============    ============
            Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                           $  6,119,146       2,803,946
  Accrued liabilities                                                           1,941,180       2,085,555
  Income taxes payable                                                             19,000          40,393
  Borrowings under credit facility                                             17,123,912      11,778,995
  Notes payable - current portion                                                 180,636         158,335
  Net liabilities of discontinued operation                                       603,410            --
                                                                              ------------    ------------
            Total current liabilities                                          25,987,284      16,867,224
Notes payable, excluding current portion                                          195,352         345,166
Excess of acquired net assets over cost, net                                      498,747         611,679
Deferred compensation                                                              80,236          25,756
                                                                             ------------    ------------
            Total liabilities                                                  26,761,619      17,849,825
                                                                              ------------    ------------

Stockholders' equity:
  Convertible preferred stock, $.05 par value, liquidation preference of
    $7,332,255 and $7,664,915 at December 31, 2000 and 1999, respectively,
    2,468,860 shares authorized, 1,466,451 and 1,532,983 shares issued and
    outstanding at December 31, 2000 and 1999, respectively                        73,322          76,649
  Common stock, $.05 par value, 20,000,000 shares
    authorized, 1,601,595 and 1,523,063 shares issued and
    outstanding at December 31, 2000 and 1999, respectively                        80,081          76,154
  Additional paid-in capital                                                    8,966,513       8,936,114
  Retained earnings (accumulated deficit)                                      (5,393,862)      2,639,335
                                                                             ------------    ------------
            Total stockholders' equity                                          3,726,054      11,728,252
                                                                             ------------    ------------

Commitments and contingencies
                                                                             $ 30,487,673      29,578,077
                                                                              ============    ============
See accompanying notes to consolidated financial statements


                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
                    Consolidated Statements of Income (Loss)
                  Years ended December 31, 2000, 1999 and 1998

                                                       2000              1999             1998
                                                       ----              ----             ----
Net sales                                           $ 58,320,223      42,258,954      25,233,909
Cost of sales                                         42,224,953      30,409,201      18,557,769
                                                    ------------    ------------    ------------

     Gross profit                                     16,095,270      11,849,753       6,676,140

Selling, general and administrative expenses, net     15,352,013      10,070,249       5,769,507
                                                    ------------    ------------    ------------
     Operating income                                    743,257       1,779,504         906,633

Gain on sale of Monroc, Inc. stock                          --              --         2,101,853
Gain on land sale                                           --              --           826,797
Interest income                                           59,585         172,914         181,206
Other income                                             221,651         153,283         114,899
Interest expense                                      (1,203,884)       (515,886)       (200,283)
                                                    ------------    ------------    ------------
     Income (loss) from continuing operations
        before income taxes                             (179,391)      1,589,815       3,931,105

Income taxes                                             910,000         682,778          79,352
                                                    ------------    ------------    ------------
     Income (loss) from continuing operations       $ (1,089,391)        907,037       3,851,753

Discontinued operation (note 2(a)):
Loss from operations of discontinued segment          (3,212,152)           --              --
Loss on disposal of discontinued operation            (3,731,654)           --              --
                                                    ------------    ------------    ------------
     Loss on discontinued operation                   (6,943,806)           --              --

                                                    ------------    ------------    ------------
     Net income (loss)                              $ (8,033,197)        907,037       3,851,753
                                                    ============    ============    ============

Income (loss) per common share:
  Basic:
    Continuing operations                           $      (0.71)           0.60            2.66
    Loss on discontinued operation                         (4.50)           --              --
                                                    ------------    ------------    ------------
     Net income (loss) per common share             $      (5.21)           0.60            2.66
                                                    ============    ============    ============

  Diluted:
    Continuing operations                           $      (0.71)           0.29            1.23
    Loss on discontinued operation                         (4.50)           --              --
                                                    ------------    ------------    ------------
     Net income (loss) per common share             $      (5.21)           0.29            1.23
                                                    ============    ============    ============

Weighted average shares outstanding:
  Basic                                                1,542,712       1,504,356       1,446,354
  Diluted                                              1,542,712       3,136,017       3,134,617

See accompanying notes to consolidated financial statements.


                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
                Consolidated Statements of Stockholders' Equity
                  Years ended December 31, 2000, 1999 and 1998

                                                     Number of
                                                      shares
                                              -----------------------
                                            Convertible                      Convertible                 Additional
                                             Preferred        Common         Preferred       Common       Paid-In
                                               Stock          Stock           Stock          Stock        Capital
                                               -----          -----           -----          -----        -------
Balances at December 31, 1997                1,667,542      1,429,735    $    83,377         71,487      9,023,669

Comprehensive income:
  Net income                                      --             --             --             --             --
  Unrealized gain on investment security          --             --             --             --             --
  Reclassification adjustment for gains
    realized in net income                        --             --             --             --             --
Conversion of shares of
  preferred stock to common stock              (56,387)        56,387         (2,819)         2,819           --
Acquisition and retirement of
  treasury stock                               (18,161)       (23,070)          (908)        (1,153)      (101,680)
                                           -----------    -----------    -----------    -----------    -----------

Balances at December 31, 1998                1,592,994      1,463,052         79,650         73,153      8,921,989

Net income and
   comprehensive income                           --             --             --             --             --
Conversion of shares of
  preferred stock to common stock              (60,011)        60,011         (3,001)         3,001           --
Options issued to legal counsel                   --             --             --             --           14,125
                                           -----------    -----------    -----------    -----------    -----------

Balances at December 31, 1999                1,532,983      1,523,063         76,649         76,154      8,936,114

Net loss and comprehensive loss                   --             --             --             --             --
Conversion of  shares of
  preferred stock to common stock              (66,532)        66,532         (3,327)         3,327           --
Options exercised                                 --           12,000           --              600         30,399
                                           -----------    -----------    -----------    -----------    -----------

Balances at December 31, 2000                1,466,451      1,601,595    $    73,322         80,081      8,966,513
                                           ===========    ===========    ===========    ===========    ===========


                                            Retained     Accumulated


                                             Earnings       Other          Total
                                           (Accumulated Comprehensive  Stockholders'
                                             Deficit)       Income          Equity
                                             --------       ------          ------
Balances at December 31, 1997               (2,119,455)     1,889,990      8,949,068

Comprehensive income:
  Net income                                 3,851,753           --        3,851,753
  Unrealized gain on investment security          --          211,863        211,863
  Reclassification adjustment for gains
    realized in net income                        --       (2,101,853)    (2,101,853)
Conversion of shares of
  preferred stock to common stock                 --             --             --
Acquisition and retirement of
  treasury stock                                  --             --         (103,741)
                                           -----------    -----------    -----------

Balances at December 31, 1998                1,732,298           --       10,807,090

Net income and
   comprehensive income                        907,037           --          907,037
Conversion of shares of
  preferred stock to common stock                 --             --             --
Options issued to legal counsel                   --             --           14,125
                                           -----------    -----------    -----------

Balances at December 31, 1999                2,639,335           --       11,728,252

Net loss and comprehensive loss             (8,033,197)          --       (8,033,197)
Conversion of  shares of
  preferred stock to common stock                 --             --             --
Options exercised                                 --             --           30,999
                                           -----------    -----------    -----------

Balances at December 31, 2000               (5,393,862)          --        3,726,054
                                           ===========    ===========    ===========


See accompanying notes to consolidated financial statements.





                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 2000, 1999 and 1998
                                                                                  Restated
                                                                                  (note 2(a))
                                                                         2000             1999          1998
                                                                         ----             ----          ----
Cash flows from operating activities:
   Net income (loss)                                                  $(8,033,197)       907,037      3,851,753
   Adjustments to reconcile net income (loss) to net cash
      (used in) provided by operating activities:
         Loss from discontinued operation                               6,943,806           --             --
         Deferred tax expense (benefit)                                   890,000        509,998       (194,000)
         Gain on sale of land                                                --             --         (826,797)
         Gain on sale of Monroc, Inc. stock                                  --             --       (2,101,853)
         Provision for doubtful accounts                                  315,376        308,229        223,000
         Issuance of stock options                                           --           14,125           --
         Depreciation                                                     453,432        171,677         99,910
         Amortization of intangibles                                      134,301         23,132           --
         Amortization of excess of fair value of acquired net
             assets over cost                                            (112,932)      (112,932)      (112,932)
         Changes in assets and liabilities, net of the effects
             of acquisitions:
                Accounts receivable                                    (2,642,494)       165,564       (890,348)
                Inventory                                              (1,233,061)      (347,702)      (354,640)
                Prepaid expenses and other current assets                (153,806)       (69,285)        16,837
               Accounts payable                                         3,315,200       (264,766)      (658,416)
               Investment securities - trading                            (54,480)       (25,756)          --
               Accrued liabilities                                       (144,375)      (404,398)       316,816
               Income taxes payable                                       (21,393)      (163,247)        91,034
               Deferred compensation                                       54,480         25,756           --
                                                                      -----------    -----------    -----------
                Net cash (used in) provided by operating activities      (289,143)       737,432       (539,636)
                                                                      -----------    -----------    -----------

Cash flows from investing activities:
    Payment for acquisition of Universal                                 (141,298)    (3,879,427)          --
    Payment for acquisition of Ramsco, Inc.                                  --         (224,063)          --
    Proceeds from sale of land                                               --             --        1,001,023
    Proceeds from sale of Monroc, Inc. stock                                 --             --        3,533,653
    Purchase of licensing agreement                                       (22,000)          --             --
    Payments on notes receivable                                          316,069        158,034        456,785
    Additions to property and equipment                                  (921,978)    (1,069,213)      (197,491)
    Purchase of treasury stock                                               --             --         (103,741)
                                                                      -----------    -----------    -----------
               Net cash (used in) provided by  investing activities      (769,207)    (5,014,669)     4,690,229
                                                                      -----------    -----------    -----------

Cash flow from financing activities:
    Payments on notes payable                                            (169,038)      (133,625)      (448,858)
    Net borrowings (repayments) under credit facility                   5,344,917      2,429,727         59,160
    Exercise of employee stock options                                     30,999           --             --
                                                                      -----------    -----------    -----------
               Net cash provided by (used in) financing activities      5,206,878      2,296,102       (389,698)
                                                                      -----------    -----------    -----------
Net cash used in discontinued operation                                (5,081,111)    (1,260,792)          --
                                                                      -----------    -----------    -----------
Decrease (increase)  in cash and cash equivalents                        (932,583)    (3,241,927)     3,760,895
Cash and cash equivalents - beginning of period                         1,759,954      5,001,881      1,240,986
                                                                      -----------    -----------    -----------
Cash and cash equivalents - end of period                             $   827,371      1,759,954      5,001,881
                                                                      ===========    ===========    ===========

See accompanying notes to consolidated financial statements.


                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998



(1)   Summary of Significant Accounting Policies and Practices
      --------------------------------------------------------

     (a)  Description of Business
          -----------------------

     Colonial Commercial Corp. and subsidiaries (the Company) is a distributor of products and services to building contractors and architectural firms. The Company currently operates in two primary markets:

         (1) Door hardware and door distribution. The Company is a distributor of door hardware, doors and doorframes used in new building construction, buildings being rehabilitated, interior tenant build outs, and building maintenance. The Company services the contract hardware market, usually as a material supplier only, on a wide range of commercial, residential and institutional construction projects. The Company's customers are located in the United States, primarily in New York, New Jersey, Illinois and Pennsylvania.

         (2) Heating, ventilation and air conditioning (HVAC). The Company is a distributor of heating, ventilation and air conditioning equipment and climate control systems. The Company's products are marketed primarily to HVAC contractors, which, in turn, sell such products to residential and commercial/industrial customers. The Company also provides technical field support, in-house training and climate control consultation for engineers and installers. The Company's customers are located in the United States, primarily in Southern New York and Northern New Jersey.

     For approximately nine months of 2000, the Company operated in the door and doorframe manufacturing business (note 2(a)).

     (b)  Principles of Consolidation
          ---------------------------

     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

     (c)  Revenue Recognition
          -------------------

     Revenue is recognized when the earnings process is complete, generally upon shipment of products or performance of services. Partial shipments under contract are recognized at the estimated gross profit for the entire contract.

     (d)  Cash Equivalents
          ----------------

     The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2000. Included in cash and cash equivalents at December 31,1999 is a $1,000,000 certificate of deposit.

     (e)  Inventory
          ---------

     Inventory is stated at the lower of cost or market and consists solely of finished goods. Cost is determined using the first-in, first-out method.

     All costs of shipping inventory, which include costs to ship inventory from the Company's vendors and to the Company's customers, are included in selling, general and administrative expenses. Such costs approximated $347,747, $154,263 and $65,990 for the years ended December 31, 2000,
         1999 and 1998, respectively.

     (f)  Note Receivable
          ---------------

     Note receivable is recorded at cost, less an allowance for impairment, if any.

     (g) Investment Securities
         ---------------------

     The Company classifies its equity securities in one of two categories:
         trading or available-for-sale. Debt securities are classified as held-to-maturity. Trading securities are bought and held principally for the purposes of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value.
         Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     (h) Property and Equipment
         ----------------------

     Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

                  Computer hardware and software                 5 years
                  Office and warehouse equipment                 5 years
                  Furniture and fixtures                         5 years
                  Automobiles                                  3-5 years


     Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

     (i) Intangible Assets
         -----------------

     Intangible assets consist of non-competition agreements, excess of cost over fair value of net assets acquired for subsidiary companies and a licensing agreement. Excess of cost over fair value of net assets acquired is being amortized, on a straight-line basis, over a period not exceeding twenty years. The value of the non-competition agreements is amortized on a straight-line basis over the term of each agreement, which ranges from 1 to 15 years.

     Accumulated amortization approximated $157,400 and $23,100 at December 31,
         2000 and 1999, respectively, and amortization expense for the years ended December 31, 2000 and 1999 approximated $134,300 and $23,100, respectively. There was no amortization expense in 1998.

     The recoverability of the excess of cost over fair value of net assets acquired is assessed by determining whether the amortization over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. If such amounts are not fully recoverable, impairment is indicated. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the excess of

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES cost over fair value of net assets acquired will be impacted if estimated future operating cash flows are not achieved. The excess of cost over fair value of net assets acquired will be tested for impairment when events or changes in circumstances indicate that an impairment test is necessary.

     (j)   Stock Option Plan
               ------------------

     The Company records compensation expense for employee stock options only if the current market price of the underlying stock exceeds the exercise price on the date of the grant. The Company has elected not to implement the fair value based accounting method for employee stock options of SFAS No. 123, "Accounting for Stock-Based Compensation", but has elected to disclose the pro forma net income (loss) per share for employee stock option grants made beginning in fiscal 1996 as if such method had been used to account for stock-based compensation costs described in SFAS No. 123.

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

     (m)  Net Income (Loss) Per Common Share
          ----------------------------------

     Basic earnings (loss) per share excludes any dilution. It is based upon the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Dilutive net loss per common share for fiscal 2000 is the same as basic net loss per common share due to the antidilutive effect of the assumed conversion of preferred shares and exercise of stock options.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

      (n)   IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE
            DISPOSED OF
            --------------------------------------------------------------------

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

     (o) Comprehensive Income
         --------------------

     The Company's only item of other comprehensive income is the net change in unrealized gain on available-for-sale securities.

     (p) Use of Estimates
         ----------------

     The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (q) Reclassifications
         -----------------

     Certain reclassifications have been made to the 1999 consolidated financial statements in order to conform them to the 2000 presentation.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(2)  Business Acquisitions and Discontinued Operation
     ------------------------------------------------

     (a) On March 24, 2000, the Company acquired all of the stock of Well-Bilt Steel Products, Inc. (Well-Bilt) (formerly BRS Products, Inc. (BRS)). Well-Bilt is a manufacturer of hollow metal doors and frames. On February 8, 2000, the bankruptcy court confirmed BRS' plan of reorganization with the effective date to be the date that BRS vacated its Hoboken, New Jersey facility. On March 24, 2000, BRS vacated its New Jersey facility and, in accordance with the plan of reorganization, the Company made its required minimum capital contribution of $800,000 and funded an unsecured creditors' trust in the amount of $105,000. The acquisition has been accounted for under the purchase method of accounting. The purchase price was preliminarily allocated to the fair value of the net liabilities assumed at the date of the acquisition, pending final determination of certain acquired assets and liabilities. During the third quarter of 2000, Well-Bilt recorded a net decrease of $42,113 to the preliminary excess of cost over the fair value of net liabilities assumed principally for adjustments to certain liabilities assumed. The excess of cost over fair value of the net liabilities assumed was to be amortized on a straight-line basis over a twenty-year period. Pro forma results of operations were not provided as the information to prepare such pro forma results was not readily available.

         In connection with the acquisition, liabilities were assumed as follows:

         Fair value of assets acquired                          $ 6,665,786
         Cash paid (including advances of $2,324,732) and
             amounts accrued                                      3,384,094
                                                                -----------
         Fair value of liabilities assumed                      $ 3,281,692
                                                                ===========

         On January 12, 2001, the Board of Directors approved a plan to dispose of the Well-Bilt operations. The Well-Bilt operations represented the entire door and door frame manufacturing segment. The disposal was completed on February 1, 2001. Well-Bilt agreed to surrender possession of certain of its assets to its secured lender (the Bank), for the sole purpose of effecting a private sale of such assets to a third party for $1,000,000. Of the $1,000,000 sales price, $700,000 was payable in cash to the Bank by the third party at closing. Such proceeds were utilized to offset amounts outstanding under the Company's line of credit. The remaining $300,000 was in the form of a note payable from the third party to the Bank, payable in 36 monthly installments beginning July 1, 2002. Interest is payable on the note beginning March 1, 2001. As principal and interest payments are made by the third party to the Bank, the Bank will reduce the amount outstanding on the Company's line of credit. The Company's borrowings under the credit facility at December 31, 2000 include $300,000, which may be satisfied through repayment of the note by the third party to the Bank. The Company has not reduced its liability to the Bank due to uncertainty as to whether the third party will be able to satisfy its liability to the Bank. To the extent that future repayments by the third party are offset against the Company's outstanding borrowings, the Company will recognize income as the payments are received as a recovery of the loss on discontinued operation.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

         The results of operations for Well-Bilt, commencing March 24, 2000, have been shown as a discontinued operation in the consolidated financial statements as of and for the year ended December 31, 2000. The loss from operations of Well-Bilt for the year ended December 31, 2000 and for the period up to the measurement date, January 12, 2001, was $3,212,152. The loss on the disposition of the segment was $3,731,654, which includes a provision of $141,722 for operating losses incurred during the phase- out period. The results of the discontinued operation do not reflect any management fees or interest expense allocated by corporate. The loss from operations of Well-Bilt includes $321,355 of interest on borrowings under the credit facility by Atlantic Hardware and Supply Corporation (Atlantic) to fund Well-Bilt's operations. The interest was calculated based upon the applicable interest rate under the credit facility. Prior year consolidated financial statements are not required to be restated as the acquisition and disposition of Well-Bilt was accounted for within the same year other than advances to BRS made during 1999, which have been reclassed in the consolidated statements of cash flows to net cash used in discontinued operation. The Company has retained certain assets, including inventory of approximately $369,000, and certain liabilities of approximately $1,284,000. Well-Bilt's net sales, excluding sales to affiliated subsidiaries, were $4,074,798 for the period of March 24, 2000 through January 12, 2001, and $53,205 from January 12, 2001 through the disposal date of February 1, 2001. These amounts are not included in net sales as reported in the consolidated statement of income (loss). A tax benefit from the loss from operations of discontinued segment and the loss on the disposition has not been recorded as one is not expected to be realized. Pro forma financial information relating to the disposition of Well-Bilt is not presented because the disposition is fully reflected in the financial statements as of and for the year ended December 31, 2000.

     Summarized information for the discontinued operation is as follows:

                                                          For the period from
                                                         March 24, 2000 through
                                                           December 31, 2000
                                                           -----------------

Net sales                                                     $4,074,798
Net loss                                                      (3,212,152)
                                                              ==========

                                                         December 31, 2000

Current assets (accounts receivable and inventory)            $1,467,252
Noncurrent assets (property and equipment)                     2,715,255
Current liabilities (including provision for loss on
   disposal)                                                  (4,785,917)
                                                               ---------
          Net liabilities of discontinued operation           $ (603,410)
                                                              ==========

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

     (b) On June 25, 1999, effective June 30, 1999, the Company purchased all the assets, subject to all of the liabilities of Universal Supply Group, Inc. (Universal), for $10,867,848 in cash (including direct acquisition expenses and net of cash acquired). During the quarters ended September 30, 2000 and 1999, an additional $141,298 and $70,929, respectively, was paid to the previous owners of Universal, pursuant to the purchase agreement. $4,000,000 of the purchase price was paid from the Company's funds and the balance was financed through an asset based loan secured by the assets of Universal. In connection with this acquisition, the Company entered into a secured lending facility, (note
         (7)). The acquisition was accounted for under the purchase method of accounting. The allocation of the purchase price to the net assets acquired has been completed. Included in such allocation was the recognition of a deferred tax asset of $3,700,000 as a result of the Company's projection of future taxable income of the combined company. The excess of the cost over the fair value of the net assets acquired was increased and the deferred tax asset was reduced by $1,175,000 during the fourth quarter ended December 31, 2000 to reflect an additional purchase price adjustment. The excess of the cost over the fair value of the net assets acquired has also been adjusted for the aforementioned additional $141,298 and $70,929 payments, as well as the reversal of a $75,000 contingent liability during the quarter ended December 31, 1999. The adjusted excess of cost over fair value of net assets acquired amounting to $1,324,698, is being amortized on a straight-line basis over a twenty-year period. Other acquired intangibles consists of three non-competition agreements that amounted to $231,667. The results of operations of Universal have been included in the Company's consolidated statements of income (loss) commencing July 1, 1999.

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
                                                                   ===========

         The following unaudited pro forma summary incorporates the historical results of operations of the purchased business adjusted for interest on acquisition financing, reduction of interest income, amortization of the excess cost over the fair value of the net assets acquired and other intangibles and tax expense, as if the acquisition had taken place on January 1, 1998. These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the year indicated, or that may result in the future.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

                                                          (Unaudited)
                                                 For the year ended December 31,
                                                      1999              1998
                                                      ----              ----
      Sales                                       $55,421,828         51,693,546
      Net income                                      895,937          3,676,245

      Net income per common share:
         Basic                                            .60               2.54
         Diluted                                          .29               1.17

      Weighted average shares
         outstanding:
         Basic                                      1,504,356          1,446,354
         Diluted                                    3,136,017          3,134,617

     (c) On October 15, 1999, the Company purchased all of the accounts receivable, inventory, fixed assets, trade names and customer lists of Ramsco, Inc. for approximately $225,000 in cash. The transaction was accounted for as a purchase and, accordingly, the cost of the acquisition was allocated to the assets acquired, based upon their estimated fair values. The excess of cost over the fair value of assets acquired amounted to approximately $150,000 and is being amortized over a fifteen-year period. Pro forma results of operations were not provided as their effects on the consolidated results of operations would not have been material.

(3)  Note Receivable
     ---------------

     In December 1997, the outstanding balance of a note in the amount of $632,139 was replaced with a new note, secured by a real estate mortgage and other collateral, bearing interest at 9% and payable in eight equal semi-annual installments of $70,017 beginning in June 1998. The amount outstanding on the note at December 31,1999 was $316,069. The note was prepaid in full on February 24, 2000.

(4)  Investment Securities
     ---------------------

     As of December 31, 2000 and 1999, the Company's investment securities consist of $80,236 and $25,756, respectively, of trading securities, which consist of mutual funds that are held in connection with the deferred compensation plan (note 14(b)).

     At December 31, 1997, the Company owned 328,071 shares of Monroc, Inc. common stock, which were classified as an available-for-sale security. In June 1998, the Company sold all of its shares of Monroc common stock for $3,533,653 resulting in a realized gain of $2,101,853. There was no tax impact on the gain from the sale of Monroc common stock as the Company utilized its federal net operating loss carryforwards and the gain was not subject to state taxes.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(5)  Property and Equipment
     ----------------------

     Property and equipment consist of the following at December 31:

                                                2000             1999
                                                ----             ----
         Computer hardware and software    $  1,544,613     $    817,332
         Office and warehouse equipment          93,447           99,855
         Furniture and fixtures                 150,260          172,220
         Leasehold improvements                 746,158          675,163
         Automobiles                            251,498          152,924
                                           ------------     ------------
                                              2,785,976        1,917,494
         Less accumulated depreciation
            and amortization                    773,877          415,466
                                           ------------     ------------
                                           $  2,012,099     $  1,502,028
                                           ============     ============

     Computer hardware and software include approximately $1,126,483 and $427,972 of costs as of December 31, 2000 and 1999, respectively, related to the acquisition and installation of management information systems for internal use. The computer software costs are being amortized on a straight-line basis over a period of five years.

(6)  Land Sale
     ---------

     In October 1998, the Company sold a parcel of Utah real estate, which was held for investment purposes, for net proceeds of $1,001,023 and realized a gain of $826,797.

(7)  Financing Arrangements
     ----------------------

     In June 1999, in connection with the acquisition of Universal, (note 2(b)), the Company entered into a loan and security agreement with the Bank (the agreement) related to a $16,000,000 credit facility. As of December 31, 2000, the agreement had been amended to increase the amount of the credit facility to $18,000,000. Borrowings under the credit facility may be in the form of borrowings under a line of credit or term loans and bear interest at the prime rate or at the Company's option, 250 basis points over the applicable LIBOR rate. At December 31, 2000, all amounts outstanding under the facility bore interest at the prime rate (9.5 %). The Company pays a minimum usage fee on the unused portion of the line in addition to an annual facility fee.

     The credit facility allows the Company to borrow against eligible accounts receivable and inventory on a formula basis and up to $3,000,000 in the form of five-year term loans. Borrowings under the facility are secured by accounts receivable, inventory, and fixtures and equipment. Monthly interest and principal payments on the line of credit are based upon monthly accounts receivable collections, as defined. The agreement is in effect until June 24, 2002, unless demand for payment is made by the Bank, and is automatically renewed from year-to-year thereafter. Borrowings under the credit facility are due on demand and, accordingly, have been classified as short-term in the accompanying

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES consolidated balance sheets. The agreement contains a number of covenants relating to the financial condition of the Company and its business operations. Additionally, the agreement includes restrictions and limitations on payment of dividends and capital expenditures. As of December 31, 2000, the Company was in violation of its tangible net worth covenant for Atlantic and operating lease covenant for Universal. The Company has obtained waivers of these events of default as of December 31, 2000. In addition, the agreement was further amended on April 6, 2001 to redefine the Company's minimum tangible net worth requirements. The Company would have been in compliance with the revised definition as of December 31, 2000. The revised definition requires the Company to maintain the level of its tangible net worth as of December 31, 2000 throughout 2001 and to increase its tangible net worth by approximately $200,000 by January 1, 2002 and by an additional $200,000 by the first day of each succeeding year thereafter.

     Prior to June 1999, the Company had available a line of credit with a financial institution for $3,500,000.

     At December 31, 2000, amounts outstanding under the credit facility were $17,123,912, of which $2,308,267 represents amounts under a term loan, payable in 60 equal monthly installments of $50,000. Although the term loan is payable over 60 months, the Bank can demand payment at any time. As monthly repayments are made on the term loan, the available line of credit portion of the facility increases by the amount of principal repayment. At December 31, 2000, the amount of unused available credit was $876,088. The interest rates as of December 31, 2000 and 1999 were 9.50% and 8.50%, respectively.

     On March 2, 2001, the agreement was amended to increase the interest rate from the prime rate to the prime rate plus 1%. The rate was increased in exchange for the Bank's agreement to treat Well-Bilt's remaining outstanding borrowings as a term loan.

(8)  Notes Payable
     -------------

     (a) Notes payable consist of the following at December 31:

                                                             2000          1999
                                                             ----          ----
         Term note payable to a former owner of acquired
         business in 60 monthly principal and interest
         installments of $9,125, bearing interest at 8.0%   $232,349     319,435

         Term note payable to a former owner of acquired
         business in 60  monthly principal and interest
         installments of $4,790, bearing interest at 7.0%     72,958     123,389

         Term note payable to a bank in 36 monthly
         principal and interest installments of
         $1,863, bearing interest at 7.36%                    19,782      39,878

                                       12
                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

         Term note payable to a bank in 60 monthly
         principal and interest installments of $347,
         bearing interest at .9%                              16,640      20,799

         Term note payable to a bank in 60 monthly
         principal and interest installments of $346,
         bearing interest at .9%                              16,953         --

         Term note payable to a bank in 60 monthly
         principal and interest installments of $346,
         bearing interest at .9%                              17,306         --
                                                             -------     -------
                                                             375,988     503,501
         Less current installments                           180,636     158,335
                                                             -------     -------
                                                            $195,352     345,166
                                                            ========     =======

         Maturities of notes payable are as follows:

              2001                                   $ 180,636
              2002                                     133,480
              2003                                      48,369
              2004                                      12,464
              2005                                       1,039
                                                     ---------
                                                       375,988
         Less current installments                     180,636
                                                     ---------
                                                     $ 195,352
                                                     =========

     (b) Included in accrued liabilities at December 31, 2000 and 1999 is approximately $280,285 and $375,910, respectively, of unclaimed payments on notes payable to creditors, pursuant to a 1983 reorganization plan. The last payment on such notes was made in January 1998. During the years ended December 31, 2000, 1999 and 1998, $95,557, $97,630 and $97,706, respectively, of the unclaimed payments were recorded as other income in the accompanying consolidated statements of income (loss) since in accordance with the opinion of counsel, it is more likely than not that the Company is entitled to these payments.

(9)  Capital Stock
     -------------

     On January 13, 1998, the stockholders approved a proposal to amend the Company's Certificate of Incorporation to effect a five-to-one reverse stock split by changing the number of authorized shares of common stock, par value $.01 from 40,000,000 shares to 8,000,000 shares, par value $.05 and the number of authorized shares of convertible preferred stock, par value $.01, from12,344,300 shares to 2,468,860 shares, par value $.05. The Company made the reverse stock split effective on January 30, 1998. In addition, stockholders approved a proposal to amend the Company's Certificate of Incorporation immediately following the amendment effecting the reverse stock split to increase the amount of authorized common stock to 20,000,000 shares with a par value of $.05 per share.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

     Each share of the Company's preferred stock is convertible into one share of the Company's common stock. Preferred stockholders will be entitled to a dividend, based upon a formula, when and if, any dividends are declared on the Company's common stock. The preferred stock is redeemable, at the option of the Company, at $7.50 per share.

     The voting rights of the common stockholders and preferred stockholders are based upon the number of shares of convertible preferred stock outstanding. If 1,250,000 or more shares of preferred stock are outstanding five of the nine directors are elected by the common stockholders and the remainder by the preferred stockholders. If more than 600,000 but less than 1,250,000 preferred shares are outstanding, six of the nine directors are elected by common stockholders. If 600,000 or less preferred shares are outstanding, all nine directors are elected by common stockholders. A majority of the directors elected by preferred stockholders and a majority of the directors elected by the common stockholders are required to approve certain transactions, including, but not limited to, incurring certain indebtedness, merger, consolidation or liquidation of the Company, and the redemption of common stock. Preferred and common directors vote together on all other matters.

     At December 31, 2000, there were 2,796,451 shares of common stock reserved for conversion of preferred stock and for the exercise of stock options (note 10).

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

(10) Stock Options
     -------------

     In  June 1996, the Company adopted the 1996 Stock Option Plan (the 1996
         Plan) pursuant to which, as amended, the Company's Board of Directors may grant up to 1,200,000 options until December 31, 2005 to key employees and other persons who render service to the Company. Under the 1996 Plan, the options can be either incentive or nonqualified. The rate at which the options become exercisable is determined by the Board of Directors at the time of grant. The exercise price of the incentive stock options may not be less than the fair market value of the Company's common stock on the date of grant. The exercise price of the nonqualified stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant.

     At December 31, 2000, a total of 198,000 options were outstanding under the 1996 Stock Option Plan and 131,000 options were outstanding under the Company's 1986 Stock Option Plan, which expired on December 31, 1995.

     In April 1999, options to purchase 129,500 shares of common stock were granted to certain employees at $3.50 per share, which equaled the fair market value of the shares at the date of grant. The options were immediately exercisable and expire in April 2009. In June 1999,

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES pursuant to the 1996 Plan, options to purchase 54,000 shares of common stock were granted to certain employees at $3.75 per share, which equaled the fair market value of the shares at the date of grant. The options vest over a five-year period and expire in June 2009. In June 1999, pursuant to the 1996 Plan, nonqualified options to purchase 5,000 shares of common stock were granted to outside legal counsel of the Company at $3.21 per share.

         Accordingly, the Company recognized approximately $14,000 in professional fee expense, which represents an estimate of the fair value of the options issued, in the accompanying 1999 consolidated statement of income. The options were immediately exercisable and expire in June 2009.

     In April 1998, pursuant to the 1996 Plan, options to purchase 2,000 shares of common stock were granted to certain employees at $2.50 per share, which equaled the fair market value of the shares at the date of grant. The options were immediately exercisable and expire in March 2008.

 Changes in options outstanding are as follows:

                                          Shares Subject      Weighted Average
                                           to Option           Exercise Price
                                          -----------------------------------

         Balance at December 31, 1997         165,500          $   1.57
         Canceled                             (11,000)            (1.68)
         Granted                                2,000              2.50
         ---------------------------------- ------------- ----------------------
         Balance at December 31, 1998         156,500              1.57
         Granted                              188,500              3.56
         ---------------------------------- ------------- ----------------------
         Balance at December 31, 1999         345,000              2.66
         Canceled                              (4,000)            (3.75)
         Exercised                            (12,000)            (2.58)
         ---------------------------------- ------------- ----------------------
         Balance at December 31, 2000         329,000              2.50
         ================================== ============= ======================

         Options exercisable at
         December 31, 2000                    289,000              2.50
         ================================== ============= ======================

     At December 31, 2000 and 1999, the range of exercise prices of outstanding options was $1.25-$3.75 per share. At December 31, 2000 and 1999, the weighted average remaining contractual lives of outstanding options were approximately six and seven years, respectively.

     The per share weighted average fair value of stock options granted during 1999 and 1998 was $3.28 and $2.37, respectively, on the dates of grant using the Black Scholes option pricing model with the following weighted average assumptions:

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

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


     The Company applies APB Opinion No. 25 in accounting for options issued to employees, pursuant to its stock option plan, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                               2000         1999        1998
                                              ----          ----        ----

          Net income (loss):
            As reported                   $(8,033,197)    907,037      3,851,753
            Pro forma                      (8,054,854)    645,262      3,847,017
          Net income (loss) per common
           share (basic):
             As reported                        (5.21)        .60           2.66
             Pro forma                          (5.22)        .43           2.66

          Net income (loss) per common
           share (diluted):
            As reported                         (5.21)        .29           1.23

            Pro forma                           (5.22)        .21           1.23


     The following table summarizes information about stock options at December
         31, 2000:

                                                         Options Exercisable
                                                         -------------------
                                  Weighted-       Weighted-            Weighted-
                                  Average          Average              Average
  Range of                       Remaining         Exercise             Exercise
Exercise Prices    Shares     Contractual Life      Price      Shares     Price
---------------    ------     ----------------      -----      ------     -----
$0.01-1.25         51,000         2.05              $1.25       51,000    $1.25
 1.26-2.50        100,000         2.96               1.74      100,000     1.74
 2.51-3.75        178,000         8.32               3.56      138,000     3.51
                  -------         ----               ----      -------     ----
     Total        329,000         5.72               2.65      289,000     2.50
                  =======         ====               ====      =======     ====

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

(11) Net Income (Loss) Per Common Share
     ----------------------------------

     A reconciliation between the numerators and denominators of the basic and diluted income (loss) per common share is as follows:

                                           2000            1999          1998
                                           ----            ----          ----
Net income (loss) (numerator)           $(8,033,197)       907,037     3,851,753
                                        ===========    ===========   ===========

Weighted average common shares
 (denominator for basic income
 (loss) per share)                        1,542,712      1,504,356     1,446,354

Effect of dilutive securities:
  Convertible preferred stock                  --        1,551,690     1,631,547
  Employee stock options                       --           79,971        56,716
                                        -----------    -----------   -----------

Weighted average common and
  potential common shares
  outstanding (denominator for
  diluted income (loss)  per share)       1,542,712      3,136,017     3,134,617
                                        ===========    ===========   ===========

Basic net income (loss) per share       $     (5.21)           .60          2.66
                                        ===========    ===========   ===========
Diluted net income  (loss) per share          (5.21)           .29          1.23
                                        ===========    ===========   ===========

     Employee stock options and stock warrants totaling 329,000, 134,500, and 20,000 for the years ended December 31, 2000, 1999 and 1998, respectively, were not included in the net income (loss) per share calculation because their effect would have been antidilutive. Convertible preferred stock totaling 1,518,793 for the year ended December 31, 2000 were not included in the net loss per share because their effect would have been antidilutive.

(12)  Income Taxes
      ------------

     The provision (benefit) for income taxes attributable to income from continuing operations comprise:

                        2000                            1999                               1998
                        ----                            ----                               ----
                        State                           State                              State
                         and                             and                                and
           FEDERAL      LOCAL      TOTAL     FEDERAL    LOCAL      TOTAL       FEDERAL     LOCAL      TOTAL
           -------    --------   --------   --------   --------   --------    --------    --------   --------

Current    $   --       20,000     20,000      2,313    170,467    172,780      70,930     202,422    273,352
Deferred    890,000       --      890,000    509,998       --      509,998    (194,000)       --     (194,000)
           --------   --------   --------   --------   --------   --------    --------    --------   --------
           $890,000     20,000    910,000    512,311    170,467    682,778    (123,070)    202,422     79,352
           ========   ========   ========   ========   ========   ========    ========    ========   ========

     There was no tax benefit recorded on the losses incurred in connection with the discontinued operation.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

     A reconciliation of the provision for income taxes computed at the Federal statutory rate to the reported provision for income taxes follows:

                                                   2000                      1999                       1998
                                                   ----                      ----                       ----
Tax provision at Federal
   statutory rate                        $   (60,993)   34.0%         540,537       34.0%     1,336,576      34.0%
State income taxes, net of
   federal benefit                            13,200    -7.4%         112,508        7.1%       133,599       3.4%
Change in valuation allowance for
   deferred tax assets                     1,010,236  -563.1%         342,627       21.5%      (644,547)    -16.4%
Net operating loss utilization
   related to comprehensive income              --         --            --         --         (642,597)    -16.4%
Adjustment to estimated utilization
   of net operating loss carryforwards          --         --        (249,850)   -15.7%            --         --

Permanent differences                        (87,918)      49.0%      (28,658)   -1.8%          (27,210)    -0.7%
Other                                         35,475    -19.8%        (34,386)   -2.2%          (76,469)    -1.9%
                                         -----------    -------   -----------    -------    -----------     ------
Total                                    $   910,000    -507.3%       682,778       42.9%        79,352        2.0%
                                         ===========    =======   ===========    =======    ===========     ======

The components of deferred income tax expense (benefit) are as follows:

                                                         2000            1999          1998
                                                         ----            ----          ----
Deferred tax expense (benefit), exclusive of
  the effects of the other components listed below   $(1,888,661)       167,371        450,547
Increase (decrease) in beginning-of-the-year
 balance of the valuation allowance for
 deferred tax assets                                     890,000          --          (500,000)

Increase (decrease) in the valuation allowance
  for deferred tax assets                              1,888,661        342,627       (144,547)
                                                     -----------    -----------    -----------
                                                     $   890,000        509,998       (194,000)
                                                     ===========    ===========    ===========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2000 and 1999 are presented below.

                                                                2000            1999
                                                                ----            ----

Deferred tax assets:
  Net operating loss carryforwards                        $ 11,403,180      10,622,357
  Allowance for doubtful accounts receivable                   245,099         276,901
  Inventory                                                    142,821         177,184
  Additional costs inventoried for tax purposes                252,259         140,943
  Alternative minimum tax credit carryforward                  113,156         118,198
  Other                                                          2,324          11,286
                                                          ------------    ------------
     Total gross deferred tax assets                        12,158,839      11,346,869
     Less valuation allowance                              (10,435,528)     (7,656,867)
                                                          ------------    ------------
     Net deferred tax assets                                 1,723,311       3,690,002
                                                          ------------    ------------
  Deferred tax liabilities:
     Property and equipment due to depreciation                 88,235            --
     Excess cost over fair value of net assets acquired         10,074            --
                                                          ------------    ------------
     Total gross deferred tax liabilities                       98,309            --
                                                          ------------    ------------
     Total net deferred tax assets                        $  1,625,002       3,690,002
                                                          ------------    ------------

                                       18
                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

     At December 31, 2000, the valuation allowance was determined by estimating the recoverability of the deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this assessment, the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies in making this assessment. Based upon the level of historical income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2000. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are not realized. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income of approximately $4,800,000. Taxable income (loss) from continuing operations for 2000, 1999 and 1998 was approximately $(438,000), $1,383,000 and $3,311,000, respectively.

     During the years ended December 31, 2000 and 1999, the valuation allowance was increased by approximately $1,604,000 and $343,000, respectively, and in 1998, the valuation allowance was decreased by approximately $645,000, in order to reflect the net deferred tax asset deemed recoverable, based upon projections of future taxable income. During 2000, the valuation allowance was increased by $1,175,000 as a result of an adjustment to the excess of cost over fair value of net assets acquired in connection with the purchase of Universal (note 2(b)). During 1999, the valuation allowance was reduced by $3,700,000 in connection with the purchase of Universal (note 2(b)).

     At December 31, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $33,539,000. Varying amounts of the net operating loss carryforwards will expire each year from 2002 through 2020. None of the net operating loss carryforwards will expire if not utilized during 2001. During 2000, the Company utilized none of its net operating loss carryforwards and approximately $2,400,000 expired. The projected utilization of the net operating loss carryforwards has been substantially reduced as a result of certain annual limitations and it may be further limited to utilization against the future earnings of the subsidiary that sustained the loss. If certain substantial changes in ownership occur, there would be a further annual limitation on the amount of tax carryforwards that can be utilized in the future.

(13) Fair Value of Financial Instruments
     -----------------------------------

     Statement of Financial Accounting Standards No.107, "Disclosure about Fair
         Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of all financial instruments classified as current assets or liabilities is deemed to approximate fair value, with the exception of the notes receivable and notes payable, because of the short maturity of these instruments.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

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

(13)  Supplemental Cash Flow Information
      ----------------------------------

     The following is supplemental information relating to the consolidated statements of cash flows:
                                          2000        1999       1998
                                          ----        ----       ----
     Cash paid during the years for:
          Interest                    $ 1,525,239   522,711    208,824
                                        =========   =======    =======
          Income taxes                $    98,695   347,284    186,386
                                        =========   =======    =======

     Non-cash transactions:

     During 2000, 66,532 shares of convertible preferred stock were converted to a similar number of common shares.

     During 2000, notes payable of $41,525 were incurred for the purchase of automobiles.

     During 1999, 60,011 shares of convertible preferred stock were converted to a similar number of common shares.

     During 1998, the Company retired 18,161 shares of convertible preferred stock and 23,070 shares of common stock and 56,387 shares of convertible preferred stock were converted to a similar number of common shares.

     During 1998, the Company issued a $60,030 note payable to finance the purchase of equipment (note 8).

(14) Employee Benefit Plans
     ----------------------

     (a) Profit-sharing and 401(K) Plans
         -------------------------------

     The Company has a profit-sharing plan and 401(k) plans, which cover substantially all employees of the Company's subsidiary Atlantic. The Company also has a 401(k) plan, which covers substantially all employees of the Company's subsidiary Universal. Participants in the 401(k) plans may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The Atlantic 401(k) plan does not provide for matching contributions, however, the Board of Directors can authorize discretionary contributions to both the profit-sharing and 401(k) plans. In 2000, the Company has accrued, subject to approval by the Board of Directors, $82,000, and in 1999 and 1998 the Board of Directors authorized $90,000 and $90,000, respectively, of such discretionary contributions to the plan. The Universal 401(k) plan does provide for matching contributions. In 2000 and 1999, $99,000 and $43,000,

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES respectively, of matching contributions were made to the Universal 401(k) plan.

     (b)  Deferred Compensation Plan
          --------------------------

     During fiscal 1999, Universal adopted a Deferred Compensation Plan (the
         Plan) for a select group of management employees. The Plan is intended to provide certain executives with supplemental retirement benefits, as well as to permit the deferral of more of their compensation than they are permitted to defer under the 401(k) plan. The plan provides for a contribution equal to 5% of a participant's compensation to be made to the plan for those participants who are employed as of December 31. The plan is not intended to be a qualified plan under the provisions of the Internal Revenue Code. All compensation deferred under the plan is held by the Company in an investment trust, which is considered an asset of the Company. The investments, which amounted to $80,236 and $25,756 at December 31, 2000 and 1999, respectively, have been classified as trading securities and are included in investment securities on the accompanying consolidated balance sheets as of December 31, 2000 and 1999. The return on these underlying investments will determine the amount of earnings credited to the employees. The Company has the option of amending or terminating the plan at any time. The deferred compensation liability is reflected as a long- term liability on the accompanying consolidated balance sheets as of December 31, 2000 and 1999.

(15) Industry Segments
     -----------------

     The Company has two reportable segments: (1) door hardware and door distribution and (2) HVAC (effective July 1, 1999). The door hardware and door distribution segment generates revenue from the distribution of products to the contract door and hardware market. The HVAC segment generates revenue from the distribution of heating, ventilation and air conditioning equipment and climate control systems. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except as set forth in the notes below. The Company evaluates performance of the door hardware and door distribution segment and the HVAC segment based upon operating income and net income. Interest on inter-segment borrowings is recorded at the Company's incremental borrowing rate. All of the Company's revenues are generated in the United States. All of the Company's assets are located in the United States.

     The Company's door and doorframe manufacturing segment is reported as a discontinued operation (note 2(a)). Accordingly, the results of the operations of that segment are not presented below.

     In 2000, the Company changed the composition of its reportable segments.
         The segment previously reported as investing activities is no longer operating in that capacity, but rather only represents corporate headquarters. As such, previously reported segment information has been restated to conform to this new presentation.

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES

     Summarized financial information for each of the Company's three business segments for 2000, 1999 and 1998 is as follows:


2000

                         Door hardware
                           and door                         Corporate and                           Consolidated
                          Distribution          Hvac         Unallocated          Eliminations         Totals
                          ------------          ----         -----------          ------------         ------

Net sales                  $25,978,063       32,342,160             --                   --          58,320,223

Operating income (loss)        938,568(a)       965,696(a)    (1,273,332)(a)          112,325           743,257

Income (loss) from
  continuing operations,
  net of tax                   234,236(a)        46,164(a)    (1,369,791)(a)(e)          --          (1,089,391)

Total assets                20,636,733       16,921,953        9,795,692(b)       (16,866,705)(c)    30,487,673

Non-cash items:
  Provision for doubtful
    accounts                   229,822           85,554             --                   --             315,376

  Amortization of
    negative goodwill          112,932             --               --                   --             112,932
  Depreciation expense         327,017          122,858            3,557                 --             453,432
  Amortization expense            --            134,301             --                   --             134,301
Capital expenditures           452,718          467,220           43,565                 --             963,503




1999

                       Door hardware
                         and door                         Corporate and                           Consolidated
                        Distribution          Hvac         Unallocated          Eliminations         Totals
                        ------------          ----         -----------          ------------         ------


Net sales                $25,666,531       16,592,423             --                   --          42,258,954

Operating income           1,607,000(a)     1,023,526(a)      (963,954)(a)          112,932         1,779,504

Net income                   929,005(a)       191,914(a)      (213,882)(a)(e)          --             907,037

Total assets              12,121,877       15,782,499       12,362,109(b)       (10,688,408)(c)    29,578,077

Non-cash items:
  Provision for
   doubtful accounts         208,974           99,255             --                   --             308,229
  Amortization of
    negative goodwill        112,932             --               --                   --
                                                                                                      112,932
  Depreciation expense       142,410           29,267             --                   --             171,677
  Amortization expense          --             23,132             --                   --              23,132
 Capital expenditures        873,698          195,515             --                   --           1,069,213


                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES


1998
                        Door hardware
                         and door                Corporate and                           Consolidated
                        Distribution    Hvac      Unallocated          Eliminations         Totals
                        ------------    ----      -----------          ------------         ------

Net sales                $25,233,909      -          --                      --          25,233,909

Operating income           1,787,242(a)   -      (993,541)(a)             112,932           906,633

Net income                   891,552(a)   -     2,960,201(a)(d)(e)           --           3,851,753

Total assets              10,938,951      -     9,039,264(b)           (3,652,902)(c)    16,325,313

Non-cash items:
  Provision for
    doubtful accounts        223,000      -          --                      --             223,000
   Amortization of
    negative goodwill        112,932      -          --                      --             112,932
  Depreciation expense        97,965      -         1,945                    --              99,910
 Capital expenditures        197,491      -          --                      --             197,491




(a) Includes an allocation from corporate to the door hardware and door distribution segment of $249,600, $150,000 and $120,000 in 2000, 1999 and
      1998, respectively, and $249,600 and $124,800 to the HVAC segment in 2000 and 1999, respectively, based on management's estimate of costs incurred by corporate on behalf of the door hardware and door distribution and HVAC segments.

(b)    Includes $1,625,002, $3,690,002 and $500,000 as of December 31, 2000,
       1999 and 1998, respectively, of deferred tax assets that are not allocated to any segment.

(c) Represents elimination of intercompany receivable, and the investment in the door hardware and door distribution segment, the HVAC segment and the discontinued door and doorframe manufacturing segment (note 2(a)).

(d) Includes gain on land sale of $826,797 and gain on sale of Monroc, Inc. stock of $2,101,853.

(e) Includes $890,000, $509,998 and $(194,000) of deferred tax expense (benefit) for the years ended December 31, 2000, 1999 and 1998, respectively, that is not allocated to any other segment.


(16)  BUSINESS AND CREDIT CONCENTRATIONS

     During 2000, one customer accounted for 15% of Atlantic's annual sales, while no customer exceeded 10% of the total net receivable balance. During 1999, no customer exceeded 10% of Atlantic's annual sales or accounts receivable. During 1998, five customers accounted for approximately 37% of Atlantic's annual sales. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its

                   COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company as a policy does not require collateral from its customers.

     Universal purchases products from approximately 300 suppliers. In 2000, two suppliers accounted for 33% of Universal's purchases. The loss of one of these suppliers could have a material adverse effect upon its business for a short-term period. Universal believes that the loss of any one of its other suppliers would not have a material adverse effect upon its business. In 1999, two suppliers accounted for 39.5% of Universal's purchases.

(17)  Commitments
      -----------

      (a) Compensation
          ------------

     The Company has employment contracts with two officers and various employees with remaining terms ranging from one to five years. The Company's remaining aggregate commitment at December 31, 2000 is approximately $3,430,000. The aggregate commitment does not include amounts that may be earned as a bonus.

     (b)Leases
        ------

     The Company is obligated under operating leases for warehouse, office facilities and certain office equipment. Rental expense, including real estate taxes, amounted to approximately $1,056,000, $682,000 and $275,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Rent expense in 1998 is before sublease income of $55,264. At December 31, 2000, future minimum lease payments in the aggregate and for each of the five succeeding years are as follows:

                                     2001                  $  1,627,770
                                     2002                     1,567,812
                                     2003                     1,459,823
                                     2004                     1,344,921
                                     2005                     1,324,744
                                     Thereafter               7,831,402
                                                            -----------
                                     Total                  $15,156,472
                                                            ===========

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

SUBSIDIARIES
Atlantic Hardware and Supply Corporation
  Paul Selden, President
Universal Supply Group, Inc.
  William Pagano, President

DIRECTORS
Gerald S. Deutsch
  Certified Public Accountant and Attorney

William Koon
  President - Lord's Enterprises, grain merchants

Bernard Korn
  Chairman of the Board/President

Ronald Miller
  Miller and Hearn, attorneys

William Pagano
  Universal Supply Group, Inc./President

Jack Rose
  Investor

Paul Selden
  Atlantic Hardware and Supply Corporation/President

James W. Stewart
  Executive Vice President/Treasurer/Secretary

Carl L. Sussman
  Investor

COUNSEL                                         STOCK LISTINGS - NASDAQ
  Oscar D. Folger, Esq.                         Convertible Preferred Stock
  New York, New York                            Symbol  = CCOM-P

AUDITORS                                        Common Stock
  KPMG LLP                                      Symbol = CCOM
  Melville, New York

REGISTRAR AND TRANSFER AGENT                10-K AVAILABLE
  American Stock Transfer Co.               The Annual Report on Form 10-K,
   New York, New York                       as filed with the Securities and
                                            Exchange Commission, is available to
                                            stockholders without charge upon
                                            written request to:

                                            Secy., Colonial Commercial Corp.
 ANNUAL STOCKHOLDERS' MEETING               3601 Hempstead Turnpike
  Wednesday, June 13, 2001, 10:30 AM        Levittown, New York 11756-1315